SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                   FORM 6-K

                            Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                     The Securities Exchange Act of 1934

                       For March 1, 2000 - June 26, 2000



                              NORTRAN PHARMACEUTICALS
           ----------------------------------------------------------
                    (Translation of Registrant's name into English)


                                 3650 Wesbrook Mall
           ----------------------------------------------------------
                        (Address of principal executive offices)


                 Vancouver, British Columbia, V6S 2L2,  CANADA
           ----------------------------------------------------------

File No. 0-29338


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

                   Form 20-F   [ X ]          Form 40-F   [   ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

                  Yes          [ X ]          No          [   ]

                                         FORM 6-K
                                     TABLE OF CONTENTS

                              For March 1, 2000 - June 26, 2000



                                 NORTRAN PHARMACEUTICALS INC.

                                        LIST OF EXHIBITS


Exhibit 1.   Annual Report - 1999

Exhibit 2. Audited annual financial statements - for the year ended November 30, 1999

Exhibit 3. Interim financial statements - English - for the three months ended Feb. 29, 2000

Exhibit 4.   Management proxy / information circular - English

Exhibit 5.   Form of proxy

Exhibit 6.   Press release - March 15, 2000

Exhibit 7.   Press release - March 28, 2000

Exhibit 8.   Press release - April 5, 2000

Exhibit 9.   Press release - April 6, 2000

Exhibit 10.  Press release - April 14, 2000

Exhibit 11.  Press release - May 1, 2000

Exhibit 12.  Press release - May 24, 2000

Exhibit 13.  Press release - June 5, 2000

Exhibit 14.  Press release - June 20, 2000

Exhibit 15.  Material Change Report - April 6

Exhibit 16.  Material Change Report - April 14

Exhibit 17.  Material Change Report - May 24

Exhibit 18.  Material Change Report - June 5

Exhibit 19.  Material Change Report - June 20

Exhibit 20.  Notice of Meeting

Exhibit 21.  Prospectus

Exhibit 1

Nortran Pharmaceuticals Inc.
Annual Report 1999
                                    heart disease
                      remains the leading cause of premature
                   death in the developed world.  Nortran Pharma-
                 ceuticals is a commercially focused drug discovery
                company with a unique approach to eliminating life-
                 threatening cardiac arrhythmias through the devel-
                    opment of ion-channel modulating drugs.  This
                     positions Nortran in an area of great market
                       potential and opportunity to prolong and
                            improve patient quality of life.

                              This year, an estimated
                            1,100,000 Americans will have
                         a new or recurring coronary attack.


                                 [GRAPHIC OMITTED]

                                                      Letter to the Shareholders

                    In the lifetime of most biotechs there comes a year in which the patience and persistence of management, employees and shareholders is rewarded. We expect the first year of the new millennium to be that kind of year. However, when the exciting achievements of the upcoming year are celebrated, it will be important to remember that they were built on the strong performance of the company in the previous years. 1999 in particular has been a year of quiet accomplishment - often in the face of adverse external circumstances.

We have driven forward our antiarrhythmic drug program, testing many new variants of our current lead structure to find an even better drug - and we succeeded in finding that better drug. Planning for clinical testing has now begun. We also announced in 1999 an additional antiarrhythmic collaborative agreement, this one with Aventis Pharma (previously Hoechst Marion Roussel, which merged with Rhone Poulenc in 1999). Added to our ongoing collaboration with AstraZeneca Plc., these two collaborations provide Nortran an excellent opportunity to complete an attractive licensing agreement in the current year.

In our cough program, we have continued to move strongly in the clinical development of our lead molecule, CP1. Phase I (safety testing) was successfully completed in the fall of 1999, and Phase II (efficacy testing) will begin in Q1/2000. This highly promising program can create significant value for Nortran shareholders if the promising pre-clinical data is replicated in these human efficacy tests. Nortran' s other programs also continued to develop. Albeit at a less progressive pace than our two lead programs.

None of this would be possible without adequate financial resources. Nortran completed a $5.1 million offering to mainly institutional investors in August of 1999 to ensure that sufficient cash resources would be available. This financing, led by National Bank Financial Corp., was placed with a group of Canada's leading institutional investors. The funds raised will be adequate to ensure that Nortran can accomplish one or more key milestones.


                                 [GRAPHIC OMITTED]


Looking forward, those milestones are much closer now than a year ago. They include:

  *   Partnering the antiarrhythmic program;
  *   Completing the cough phase II trial;
  *   Commencement of clinical testing in the antiarrhythmic program;
  *   Partnering of the pro-erectile or local anesthetic program

What is exciting for Nortran is that there is potential for these milestones to be accomplished in this current year 2000. Given the strong biotech sector markets as this is written, this situation bodes well for both Nortran and its stakeholders.

For those whose investment in Nortran has helped the Company to create the opportunities that now stand before it, a hearty "Thank You" from management and the board. It is your support that enables our success. We look forward to providing you with an excellent return on your investment as we make our unique contributions to the welfare of patients.

Warmest regards,

/s/ Bob Rieder

Robert Rieder
President and CEO

                                                      Focused on Antiarrhythmics

             In the time that it takes to read this paragraph, someone will have suffered from a heart attack. One heart attack occurs every 20 seconds of which a third are fatal. Very often, heart attack deaths are the result of the arrhythmias associated with the heart attack.
            Nortran focuses on developing drugs that prevent and treat such car-
                     diac arrhythmias, thereby reducing the mortality associated with heart attacks and improving the quality of life for patients suffering from other less fatal arrhythmias.

                                 [GRAPHIC OMITTED]

Heart Attacks
-------------

The fist several minutes of a heart attack can be devastating. There is a feeling of uncomfortable pressure that originates at the chest and spreads out to the shoulders and arms. The pain may be mild to intense and may be accompanies by lightheadedness, fainting, sweating, nausea or shortness of breath. But the most deadly potential of the heart attack may not be noticed at all: the initiation of rapid irregular heartbeats - called arrhythmia - which prevent the heart from delivering blood to the rest of the body. Death from such arrhythmia can occur within minutes.

Market Potential
----------------

Very often, a heart attack is the first sign of heart disease. Heart disease is the number one cause of death in the developed world and in 1998, accounted for
7.3 million deaths worldwide (WHO, The World Health Report 1999). The main risk factors are: age, gender, family history, obesity, diet, and smoking. Approximately one-quarter of all heart disease mortality is associated with cardiac arrhythmia.

A heart attack occurs when one of the arteries that supply blood to the heart muscle becomes blocked. Oxygen-laden blood is prevented from reaching the part of the heart served by the blocked artery. The oxygen-deprived tissue begins to die. As the tissue dies, it becomes electrically unstable and may signal the ventricles (the lower pumping chambers) of the heart to beat rapidly and erratically. Although the heart attack itself may not be fatal, up to half of all heart attack deaths result from such arrhythmias.

The heartbeat is regulated by a natural "pacemaker" which sends continuous electrical signals that regulate the rate of the heartbeat. An arrhythmia occurs when this natural rhythm is disrupted. This can be caused by a variety of underlying conditions or diseases including coronary heart disease, stress, caffeine, smoking, or hypertension. There are two principle types of cardiac arrhythmia. Ventricular arrhythmias affect the lower chambers of the heart, are usually associated with heart attacks, and are often fatal if untreated. Atrial arrhythmias affect the upper chambers of the heart, are much more common and are not directly life-threatening.

 [GRAPHIC OMITTED]

                  Causes of Death       Why Antiarrhythmics
                  --------------------------------------------------------------

                  % of total deaths     Heart disease remains the largest cause
                  in 1997 (USA 1997     of mortality in the developed world,
                  [CDS NVSS             accounting for almost one third of all
                  report])              mortality.  Current antiarrhythmic drugs
                                        have side effects which can be fatal -
                  1 Diseases of the     and have been shown to increase rather
                    heart (31.4%)       than decrease the mortality rate in
                                        patients taking the drugs.  In spite of
                  2 Cancer (23.3%)      that serious drawback, as much as $1
                                        billion of such drugs are sold each
                  3 Cerebrovascular     year.  There is an estimated additional
                    diseases (6.9%)     $2 billion of market that is not being
                                        served at all at this time because of
                  4 Chronic Obstructive the safety issue.  Why antiarrhythmics?
                    pulmonary disease   Because there is a very large unmet
                    (4.7%)              medical need!

                  5 Accidents (4.1%)

                  6 Pneumonia &
                    Influenza (3.7%)

                  7 Diabetes
                    Mellitus (2.7%)

                  8 Other causes (23.2%)

                                 (WHO - World Heath Organization)

                                 [GRAPHIC OMITTED]


            There is currently
     no effective antiarrhythmic drug
          that is SAFE enough to
     use as a preventative therapy for
               heart disease.

The surface of each living cell is covered with many molecular structures called "ion channels". These gateways regulate the flow of charged sodium, potassium and calcium ions into and out of the living cells. This flow of ions mediates all muscular and electrical activity within the human body. There are many different kinds of such ion channels. Nortran's drugs target sodium and potassium channels which are important in controlling cardiac arrhythmia.

--------------------------------------------------------------------------------


What is an "ion channel"




Safer Antiarrhythmic Drugs
--------------------------

Currently, available anti-arrhythmic drugs act by suppressing the electrical signaling in the heart. This approach is successful in that these drugs effectively prevent and treat cardiac arrhythmia. However, these drugs can also reduce cardiac output, resulting in lower blood pressure, and can cause other forms of fatal arrhythmias. Applied broadly across arrhythmia patient populations, most current drugs have been shown to increase mortality in patients taking the drugs. The statistics are shocking: the CAST study showed that the mortality rate among patients taking the most effective antiarrhythmics at the time was 8.5%, while the mortality rate in the placebo group was only 3.5%. Many of these drugs are still being used today. Nortran's primary focus is the development of safe drugs to control cardiac arrhythmia.

Nortran's unique approach is to develop drugs that act only on the specific tissue associated with the arrhythmia. In ventricular arrhythmias, Nortran's drugs target the damaged part of the heart without interfering with the normal functioning of the healthy cardiac tissue. This targeting is based on the acidity of the oxygen-deprived tissue, and on the specific set of ion channels important in damaged tissue. In atrial arrhythmias, Nortran's drugs target selectively the ion channels which are dominant in atrial arrhythmias, leaving the ventricle of the heart largely unaffected.

Progress to Date
----------------

Nortran has developed drug candidates that the Company believes are suitable for clinical testing (that is, testing in human subjects). These drug candidates are potential treatments for atrial arrhythmia. They show strong efficacy in terminating atrial arrhythmia with little risk of the dangerous side effects associated with current drugs. The drug candidates are highly atria-selective, and preliminary toxicity testing suggests few CNS or cardiovascular side effects, even at doses significantly higher than the therapeutic dose.

This progress has led to collaborative agreements with two major pharmaceutical companies: Aventis and AstraZeneca. Under the terms of these agreements, Nortran has conducted tests on Aventis and AstraZeneca compounds, and both companies have conducted extensive tests on Nortran's compounds.

Atrial Fibrillation
-------------------

Atrial fibrillation is the most commonly encountered sustained arrhythmia and occurs in upwards of 1.5 million people annually in the United States (AHA
1999). Recent studies (such as the Framingham Study, 1998) suggest even higher numbers of people may suffer occasionally or chronically from atrial arrhythmia. This number is expected to increase significantly as the "baby boom" population ages. The most critical need is for an oral drug that is safe enough to be taken on a daily basis. Pre-clinical studies have shown that Nortran's drug candidates have a strong potential to be both safe and effective. Clinical testing is expected to begin in the year 2000.

Ventricular Arrhythmias
-----------------------

Ventricular arrhythmias are typically associated with heart attack patients, of whom there are approximately 1.1 million in the US each year (AHA 2000, Heart and Stroke Statistical Update). There are two unmet needs in this application. A safe and effective acute use (IV short acting) drug is required to treat patients in the 72 hours immediately following a heart attack. More importantly, a chronic (oral dosing, long acting) drug is needed to protect patients from arrhythmias following an initial heart attack. Nortran has drugs which show promise in each of these applications.


CAST - Cardiac Arrhythmia Suppression Trial, 1991
AHA - American Heart Association

                                 [GRAPHIC OMITTED]


                                      Nortran is one step closer
                                       to developing blockbuster
                                   drugs for the prevention of sudden
                                              cardiac death.

                               1999 Highlights

                                    Over the last year, Nortran has added to its strong research management team and built on its relationship with pharmaceutical collaborators AstraZeneca PLC and Aventis Pharma. As well, Nortran made significant progress on its exciting and novel cough therapy.


                                 [GRAPHIC OMITTED]

Management Team
---------------

The appointment of Dr. Paul Doherty as director of the pro-erectile program has added greatly to Nortran's efforts in that area. Dr. Doherty's expertise in the erectile dysfunction area has contributed greatly to partnering efforts and to ongoing pre-clinical research. Similarly, one of the world's leading respirologists, Professor Peter Barnes has now joined Nortran's scientific advisory board. Professor Barnes is playing a key role in the clinical testing of Nortran's cough drug candidate and is an important advisor to our ongoing discovery program. Darrell Elliott, a senior vice-president of MDS Capital Corp. has joined Nortran's board, and Dr. Stanely Nattel of the Montreal Heart Institute has joined Nortran's scientific advisory board. Dr. Nattel has a global reputation as a leader in antiarrhythmic drug research.

Collaborations
--------------

Nortran began 1999 with two collaborations in place, both in the antiarrhythmic program. The agreement with F. Hoffmann-La Roche ended in June, while the collaboration with AstraZeneca gained momentum. In October, a new collaborative agreement was announced, this time with Aventis Pharma of Frankfurt, Germany.

Nortran has gained significant development and endorsement value from all three collaborations. To restate the obvious: the interest shown by these major pharmaceutical companies over a prolonged period of time is in itself a testimony to the scientific value and pharmaceutical potential of Nortran's antiarrhythmic program. We believe that these collaborations will form the foundation for a mutually rewarding licensing agreement.

Cough Program
-------------

Intractable cough, Nortran's target condition, is commonly associated with asthma, end-stage lung cancer and certain forms of emphysema. This medical condition affects an estimated 115 million people worldwide every year. More importantly, there is no non-narcotic therapy that is effective against such cough. In 1999, Nortran concluded its pre-clinical toxicology program and announced the completion of a Phase I clinical trial, which focused on the safety aspects of the non-narcotic drug. In the therapeutic dose range, inhaled CP1 was found to be safe, non-irritating and well-tolerated, with no serious adverse events. Those exciting results pave the way for a Phase II trial to measure the effectiveness of the drug in real patient populations.

--------------------------------------------------------------------------------
Overview of Programs
Project                  Indication                Status       Market Potential
                                                               Worldwide (U.S.$)
--------------------------------------------------------------------------------
Antiarrhythmic           Atrial and ventricular   Pre-clinical      $2.9 billion
Program                  Arrhythmias
--------------------------------------------------------------------------------
Cough Program            Intractable cough       Phase I completed  $1 billion +
                                                 Phase II to begin
                                                 in early 2000
--------------------------------------------------------------------------------
Pro-Erectile             Pro-erectile/male        Pre-clinical      $250 million
Program                  sexual dysfunction
--------------------------------------------------------------------------------
Local Anesthetic         Local anesthesia        Phase II completed $100 million
Program
--------------------------------------------------------------------------------


Sources: AHA Heart and Stroke Statistical Update, 2000; American Heart Association, Script Reports 1997; WindRiver Parters 1998; DataMonitor 1998

                                       1999 Financials

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada.


Overview
Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") is a commercially focused pharmaceutical company with a research and development program centred on reducing mortality associated with heart disease. This program is part of a product pipeline that also includes an inhaled therapy for chronic, idiopathic cough.

Treatment of Cardiac Arrhythmia
Nortran's antiarrhythmic program addresses the shortcomings of current antiarrhythmic therapeutics, which to date have shown an increased rather than decreased mortality, caused by a lack of selectivity for the diseased areas of the heart. Nortran's candidates have shown to be tissue-targeting in in vivo tests and consequently offer a potentially more effective and safer antiarrhythmic. The market for such an improved therapeutic is considerable. Upwards of 1.5 million patients suffer from atrial arrhythmia in the United States annually.

Nortran has currently entered into two collaborative research agreements in the area of antiarrhythmics. The first, with AstraZeneca was executed in November 1998 to conduct collaborative research on the drug candidates developed by both companies. The second agreement was announced in August 1999 with Aventis Pharma. This agreement also permits the testing of investigational antiarrhythmic candidates of both companies. Both AstraZeneca and Aventis Pharma are testing Nortran's candidates with an interest in licensing the drugs.

Treatment of chronic, idiopathic cough - CP1
CP1, Nortran's first generation cough drug is a non-narcotic drug for the treatment of chronic idiopathic cough. The Phase I clinical trial of CP1 was completed in October 1999. This trial was a randomised, double-blinded study in 31 healthy volunteers conducted by Inveresk Research International Limited, a leading global clinical research organisation. CP1 was found to be safe beyond the normal dosage limits at which drug would be administered.

Based on the positive Phase I results, Nortran plans to initiate Phase II trials in the first half of 2000 and accordingly is preparing a protocol for submission.

Other Projects
Nortran continued to make progress in two additional areas of research, the pro-erectile and local anaesthetic programs.

Results of Operations
For the fiscal year ended November 30, 1999 ("Fiscal 1999"), Nortran incurred a net loss of $4,451,320 million or $0.16 per share. This compares to net losses for the fiscal years ended November 30, 1998 and November 30, 1997 of $5,168,419 million (or $0.19 per share) and $2,749,088 (or $0.14 per share) respectively. Since its inception in 1992 Nortran has been unprofitable and has accumulated a total deficit of $16,314,589. The Company expects losses to continue for the next several years as we pursue the research, development and commercialisation of our products.

Revenues
Nortran currently has no product or license revenues. The Company anticipates that future revenues will consist primarily of license fees, research and development payments, milestone payments and royalties from licensing and collaborative agreements with companies in the pharmaceutical industry. Total revenue for Fiscal 1999 was $450,263 (1998: $365,862; 1997: $128,447). The
increase in revenue in Fiscal 1999 reflects additional revenue earned from research contracts and government grants.


Costs and Expenses
Operating expenses decreased by 11% in Fiscal 1999 to $4,901,583 (1998:
5,534,281; 1997: $2,877,535). This decrease was principally due to decline in general and administration expenditures.

Research and development expenses totalled $3,248,775 for Fiscal 1999 (1998:
$3,311,362; 1997: $1,306,147). We expect research and development expenses to continue at this level in Fiscal 2000. A significant portion of the research and development in Fiscal 2000 will be incurred in the Phase II clinical trial of CP1 and preclinical and clinical development of antiarrhythmic candidates.

General and administration expenses declined to $997,890 for the fiscal year ended November 30, 1999 (1998: $1,553,337; 1997: $1,100,747). The decrease in general administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses incurred.

Liquidity and Capital Resources

Nortran's activities during the fiscal year ended November 30, 1999 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placement described under Financing Activities. Working capital at November 30, 1999 was $6,237,713 (1998: $5,058,958; 1997: $7,648,879). At November 30, 1999, the Company had
$6,784,170 in cash reserves (1998: $5,283,814; 1997: $7,713,399) consisting of
$4,209,003 (1998: $3,919,564; 1997: $1,343,666) in cash and cash equivalents and
$2,575,167 (1998: $1,364,250; 1997: $6,369,733) in short-term investments.  The
Company invests its cash and cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial paper and banker's acceptance.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

Financing Activities
On November 24, 1999, the Company completed a private placement of 7,285,643 special warrants (the "Special Warrants") at a price of $0.70 each for total gross proceeds of $5.1 million. In connection with the private placement, the Company paid a cash commission of $304,496 and granted 728,564 compensation options (the "Compensation Options") to the lead agent of this financing, First Marathon Securities Limited (the "Agent"). The net proceeds from this financing support the Company's on going research and development, primarily in the areas of antiarrhythmic drugs and acute cough suppressants, and general corporate purposes.

Each Special Warrant was converted into one common share of the Company, without additional payment. Each Compensation Option was converted into one share purchase warrant (the "Agent's Warrant") at no additional cost. Each Agent's Warrant entitles the Agent to purchase one common share of the Company at $0.70 per share until August 11, 2001.

Risks and Uncertainties
Nortran believes that its available cash, expected grant and interest income should be sufficient to finance its operation and capital needs through 2000, while maintaining sufficient cash reserves. Nortran's working capital requirements may, however, vary depending upon a number of factors including progress of our research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments. Consequently, Nortran may need to raise additional capital to continue its ongoing research and development programs and to commence or continue the preclinical and clinical studies necessary. In such an event, Nortran intends to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favorable terms, if at all. If adequate funding is not available, Nortran may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally though the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young, conduct an independent examination, in accordance with generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.




/s/Michael J.A. Walker                              /s/ Bob Rieder

Michael J.A. Walker                                 Robert Rieder
Chairman                                            President and CEO

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") is a commercially focused pharmaceutical company with a research and development program centered on reducing mortality associated with heart disease. This program is part of a product pipeline that also includes an inhaled therapy for chronic, idiopathic cough.

Treatment of Cardiac Arrhythmia
Nortran's antiarrhythmic program addresses the shortcomings of current antiarrhythmic therapeutics, which to date have shown an increased rather than decreased mortality, caused by a lack of selectivity for the diseased areas of the heart. Nortran's candidates have shown to be tissue-targeting in in vivo tests and consequently offer a potentially more effective and safer antiarrhythmic. The market for such an improved therapeutic is considerable. Upwards of 1.5 million patients suffer from atrial arrhythmia in the United States annually.

Nortran has currently entered into two collaborative research agreements in the area of antiarrhythmics. The first, with AstraZeneca was executed in November 1998 to conduct collaborative research on the drug candidates developed by both companies. The second agreement was announced in August 1999 with Aventis Pharma. This agreement also permits the testing of investigational antiarrhythmic candidates of both companies. Both AstraZeneca and Aventis
Pharma are testing Nortran's candidates with an interest in licensing the drugs.

Treatment of chronic, idiopathic cough - CP1
CP1, Nortran's first generation cough drug is a non-narcotic drug for the treatment of chronic idiopathic cough. The Phase I clinical trial of CP1 was completed in October 1999. This trial was a randomised, double-blinded study in 31 healthy volunteers conducted by Inveresk Research International Limited, a leading global clinical research organisation. CP1 was found to be safe beyond the normal dosage limits at which drug would be administered.

Based on the positive Phase I results, Nortran plans to initiate Phase II trials in 2000 and accordingly is preparing a protocol for submission.

Other Projects
Nortran continued to make progress in two additional areas of research, the pro-erectile and local anaesthetic programs.

RESULTS OF OPERATIONS
For the fiscal year ended November 30, 1999 ("Fiscal 1999"), Nortran incurred a net loss of $4,451,320 million or $0.16 per share. This compares to net losses for the fiscal years ended November 30, 1998 and November 30, 1997 of $5,168,419 million (or $0.19 per share) and $2,749,088 (or $0.14 per share) respectively. Since its inception in 1992 Nortran has accumulated a total deficit of $16,314,589. The Company expects losses to continue for the next several years as we pursue the research, development and commercialisation of our products.

Revenues
Nortran currently has no product or license revenues. The Company anticipates that future revenues will consist primarily of license fees, research and development payments, milestone payments and royalties from licensing and collaborative agreements with companies in the pharmaceutical industry. Total revenue for Fiscal 1999 was $450,264 (1998: $365,862; 1997: $128,447). The
increase in revenue in Fiscal 1999 reflects additional revenue earned from research contracts and government grants.

Costs and Expenses
Operating expenses decreased by 11% in Fiscal 1999 to $4,901,583 (1998:
5,534,281; 1997: $2,877,535). This decrease was due to a decline in general and administration expenditures.

Research and development expenses totaled $3,248,775 for Fiscal 1999 (1998:
$3,311,362; 1997: $1,306,147). We expect to continue incurring this level of research and development expenditures in Fiscal 2000. A significant portion of the research and development expenditures in Fiscal 2000 will be incurred in the Phase II clinical trial of CP1 and preclinical and clinical development of antiarrhythmic candidates.

General and administration expenses declined to $997,890 for Fiscal 1999 (1998:
$1,553,337; 1997: $1,100,747). The decrease in general administration expenses is primarily due to the lower consulting and professional fees, and travel and accommodation expenses incurred.


LIQUIDITY AND CAPITAL RESOURCES
Nortran's activities during the fiscal year ended November 30, 1999 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placement described under Financing Activities. Working capital at November 30, 1999 was $6,237,713 (1998: $5,058,958; 1997: $7,648,879). At November 30, 1999 the Company had
$6,784,170 in cash reserves (1998: $5,283,814; 1997: $7,713,399) consisting of
$4,209,003 (1998: $3,919,564; 1997: $1,343,666) in cash and cash equivalents and
$2,575,167 (1998: $1,364,250; 1997: $6,369,733) in short-term investments. The
Company invests its cash and cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial paper and banker's acceptance.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS


Financing Activities
On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants (the "Special Warrants") at a price of $0.70 each for total gross proceeds of $5.1 million. In connection with the private placement, the Company paid a cash commission of $304,496 and granted 728,564 compensation options (the "Compensation Options") to the lead agent of this financing, First Marathon Securities Limited (the "Agent"). The net proceeds from this financing support the Company's on going research and development, primarily in the areas of antiarrhythmic drugs and acute cough suppressants, and general corporate purposes.

Each Special Warrant was converted into one common share of the Company, without additional payment. Each Compensation Option was converted into one share purchase warrant (the "Agent's Warrant") at no additional cost. Each Agent's Warrant entitles the Agent to purchase one common share of the Company at $0.70 per share until August 11, 2001.

RISKS AND UNCERTAINTIES

Nortran believes that its available cash, expected grant and interest income should be sufficient to finance its operation and capital needs through 2000, while maintaining sufficient cash reserves. Nortran's working capital requirements may, however, vary depending upon a number of factors including progress of our research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments. Consequently, Nortran may need to raise additional funds to continue its ongoing research and development programs and to commence new preclinical and clinical studies necessary. In such an event, Nortran intends to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favorable terms, if at all. If adequate funding is not available, Nortran may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally though the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young, LLP, conduct an independent examination, in accordance with generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.



/s/ Michael J.A. Walker                       /s/ Bob Rieder
Michael J.A. Walker                           Bob Rieder
Chairman                                      President and CEO

As at November 30                                (expressed in Canadian dollars)




                                                            1999         1998
                                                              $            $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                4,209,003    3,919,564
Short-term investments [notes 3 and 6]                   2,575,167    1,364,250
Other receivables and prepaid expenses                     258,516      277,260
--------------------------------------------------------------------------------
Total current assets                                     7,042,686    5,561,074
--------------------------------------------------------------------------------
Capital assets [note 4]                                    461,576      649,982
Other assets [note 5]                                    2,359,468    2,597,630
--------------------------------------------------------------------------------
Total assets                                             9,863,730    8,808,686
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                   675,542      366,317
Current portion of obligations under capital
  leases [note 10]                                          60,602       73,414
Current portion long-term debt [note 6]                     68,829       62,385
--------------------------------------------------------------------------------
Total current liabilities                                  804,973      502,116
Obligations under capital leases [note 10]                  41,145       99,554
Long-term debt [note 6]                                     50,161      118,435
--------------------------------------------------------------------------------
Total liabilities                                          896,279      720,105
--------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 7]                                  25,282,040   19,951,850
Deficit                                                (16,314,589) (11,863,269)
--------------------------------------------------------------------------------
Shareholders' equity                                     8,967,451    8,088,581
--------------------------------------------------------------------------------
Liabilities and shareholders' equity                     9,863,730    8,808,686
--------------------------------------------------------------------------------

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:         /s/Michael J.A. Walker       /s/Bob Rieder

                                  Director                    Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended November 30                          (expressed in Canadian dollars)




                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

REVENUE
Interest income                         258,395         320,286         106,187
Grant and other revenue [note 8]        191,868          45,576          22,260
--------------------------------------------------------------------------------
                                        450,263         365,862         128,447
--------------------------------------------------------------------------------

EXPENSES
Research and development [note 9]     3,248,775       3,311,362       1,306,147
General and administration              997,890       1,553,337       1,100,747
Amortization                            654,918         669,582         470,641
--------------------------------------------------------------------------------
                                      4,901,583       5,534,281       2,877,535
--------------------------------------------------------------------------------
Loss for the year                     4,451,320       5,168,419       2,749,088

Deficit, beginning of year           11,863,269       6,694,850       3,945,762
--------------------------------------------------------------------------------
Deficit, end of year                 16,314,589      11,863,269       6,694,850
--------------------------------------------------------------------------------

Basic loss per common share                0.16            0.19            0.14
--------------------------------------------------------------------------------

Weighted average number of
   common shares                     28,331,730      26,780,674      19,546,048
--------------------------------------------------------------------------------

See accompanying notes

AUDITORS' REPORT



To the Shareholders of Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.




Vancouver, Canada,
January 20, 2000.                                           /s/ Ernst &Young LLP
                                                           Chartered Accountants

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended November 30                          (expressed in Canadian dollars)


                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                    (4,451,320)     (5,168,419)     (2,749,088)
Add items not affecting cash
   Amortization                         654,918         669,582         470,641
   Loss on disposal of
     capital assets                        -              4,256            -
Changes in non-cash working capital
   Other receivables and prepaid
     expenses                            18,744        (127,045)       (101,380)
   Accounts payable and accrued
     liabilities                        227,062         183,605         (56,520)
--------------------------------------------------------------------------------
Cash used in operating activities    (3,550,596)     (4,438,021)     (2,436,347)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital             5,412,353       2,410,659       9,623,066
Payment on obligations under
  capital leases                        (71,221)        (46,776)        (34,033)
Increase in long-term debt                 -            200,000            -
Repayment of long-term debt             (61,830)        (19,180)           -
--------------------------------------------------------------------------------
Cash provided by financing
  activities                          5,279,302       2,544,703       9,589,033
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets              (60,190)       (397,059)       (356,673)
Patent costs capitalized               (168,160)       (139,208)        (71,698)
Short-term investments               (1,210,917)      5,205,483      (6,569,733)
--------------------------------------------------------------------------------
Cash provided by (used in)
  investing activities               (1,439,267)      4,669,216      (6,998,104)
--------------------------------------------------------------------------------

Increase in cash during the year        289,439       2,775,898         154,582
Cash and cash equivalents,
  beginning of year                   3,919,564       1,143,666         989,084
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                         4,209,003       3,919,564       1,143,666
--------------------------------------------------------------------------------

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 1999
--------------------------------------------------------------------------------


1. NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles ("GAAP") in Canada. A reconciliation of amounts presented in accordance with United States GAAP is detailed in note 13. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Use of estimates

The preparation of the financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

Cash flow statement

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements and has restated the comparative periods to conform to this revised standard. Accordingly, the Company has redefined cash and cash equivalents and has reclassified non-cash transactions such as assets under capital leases within the statement of cash flows.

Consolidation

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (RSD) and 3629490 Canada Inc.

Financial instruments

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities the carrying amounts approximate fair value due to their short-term nature. The term loan and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents which comprise commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.5% [November 30, 1998 - 4.8%], are stated at cost, which approximates market value.

Short-term investments

Short-term investments, which comprise mainly commercial papers and term deposits with maturities to June 2001 [November 30, 1998 - June 2001] and an average interest rate of 5.02% [November 30, 1998 - 5.06%], are recorded at the lower of cost and market value. The carrying value of these investments approximates their market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over 5 years.

Technology, license and patent costs

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired is ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

November 30, 1999(expressed in Canadian dollars)
--------------------------------------------------------------------------------

2. Significant Accounting Policies, continued

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants.

Research and development revenues and expenses

Funding under collaborative research arrangements is not refundable, and accordingly is recorded as research activities are performed under the term of the arrangement. Research funding towards current expenses is deducted from the cost of the related expenditure. Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.


Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 7[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

Income taxes

The Company uses the deferral method in accounting for income taxes.

Loss per common share

Loss per share has been calculated using the weighted average number of common shares outstanding in each respective period including escrow shares. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.


3. CREDIT FACILITY

At November 30, 1999 the Company has available an unused operating line of credit of $200,000 [1998 - $200,000] which is collateralized by a cashable certificate of $200,000 [1998 - $200,000] which is included in short-term investments.


4. CAPITAL ASSETS

                                                         Accumulated    Net book
                                            Cost        amortization      value
                                              $               $             $
--------------------------------------------------------------------------------

1999
Laboratory equipment                        380,805       184,143       196,662
Computer equipment                          315,964       237,479        78,485
Equipment under capital lease               211,086        73,116       137,970
Office equipment                             71,851        29,791        42,060
Leasehold improvements                        6,884           485         6,399
--------------------------------------------------------------------------------
                                            986,590       525,014       461,576
--------------------------------------------------------------------------------

1998
Laboratory equipment                        318,982        87,598       231,384
Computer equipment                          288,819       136,427       152,392
Equipment under capital lease               252,332        52,897       199,435
Office equipment                             66,268        15,992        50,276
Leasehold improvements                      128,920       112,425        16,495
--------------------------------------------------------------------------------
                                          1,055,321       405,339       649,982
--------------------------------------------------------------------------------


5. OTHER ASSETS

                                                         Accumulated    Net book
                                            Cost        amortization      value
                                              $               $             $
--------------------------------------------------------------------------------

1999
Technology                                3,396,193     1,613,496     1,782,697
License                                     105,208        31,561        73,647
Patents                                     626,309       123,185       503,124
--------------------------------------------------------------------------------
Total                                     4,127,710     1,768,242     2,359,468
--------------------------------------------------------------------------------

1998
Technology                                3,396,193     1,273,877     2,122,316
License                                     105,208        21,041        84,167
Patents                                     458,149        67,002       391,147
--------------------------------------------------------------------------------
Total                                     3,959,550     1,361,920     2,597,630
--------------------------------------------------------------------------------

6. LONG-TERM DEBT

                                                            1999          1998
                                                              $             $
--------------------------------------------------------------------------------

Promissory note bearing interest at
  10.77% per annum, repayable in blended
  monthly instalments of $6,468 per month
  commencing August 1, 1998 until July 1,
  2001

                                                          118,990       180,820

Less: current portion                                      68,829        62,385
--------------------------------------------------------------------------------
                                                           50,161       118,435
--------------------------------------------------------------------------------

As collateral, the Company has assigned term deposits with a maturity value of $200,000 to the lender. Subsequent to November 30, 1999, $100,000 of the assigned term deposits were released to the Company.

Interest expense during the year ended November 30, 1999 amounted to $15,786 [1998 - $6,692].

November 30, 1999(expressed in Canadian dollars)
--------------------------------------------------------------------------------


Principal amounts of the promissory note repayable over the next two years are as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                     68,829
2001                                                                     50,161
--------------------------------------------------------------------------------
                                                                        118,990
--------------------------------------------------------------------------------


7. SHARE CAPITAL

a]   Authorized

200,000,000 common shares without par value

b]   Issued

                                                         Number
                                                        of shares       Amount
                                                            #             $
--------------------------------------------------------------------------------

Balance, November 30, 1996                             15,478,503     7,918,125
Issued for cash upon exercise of options                  292,000       221,730
Issued for cash upon exercise of warrants               3,124,096     2,592,891
Issued for cash pursuant to private placements,
  net of issuance costs                                 6,200,000     6,808,445
--------------------------------------------------------------------------------
Balance, November 30, 1997                             25,094,599    17,541,191
Issued for cash upon exercise of options                  658,700       740,259
Issued for cash upon exercise of warrants               1,920,000     1,670,400
--------------------------------------------------------------------------------
Balance, November 30, 1998                             27,673,299    19,951,850
Issued for cash upon exercise of options                    5,000         5,000
Issued for cash upon exercise of warrants                 939,000       845,100
Issued for cash pursuant to private placements,
  net of issuance costs                                 7,285,643     4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                             35,902,942    25,282,040
--------------------------------------------------------------------------------

c]   Private placements

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for a total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $0.70 until August 11, 2001. All of these purchase warrants are outstanding as at November 30, 1999.

On November 10, 1997, the Company completed a non-brokered private placement of 2,700,000 units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitles the holder to acquire one common share at $2.00 expiring November 10, 1998, which was subsequently extended to November 10, 1999. All of these warrants expired on November 10, 1999.

On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

d]   Share purchase warrants

At November 30, 1999 common share purchase warrants outstanding were as follows:

Number of common shares issuable        Exercise price        Date of expiry
--------------------------------------------------------------------------------

           728,564                           $0.70               August 11, 2001
--------------------------------------------------------------------------------

e]   Stock options

In May 1998, the shareholders approved a stock option plan for which up to four million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shares available for issuance under the stock option plan vest over a period beginning immediately to 5 years. At November 30, 1999 the Company has 2,683,000 common shares reserved for issuance under this plan.

November 30, 1999(expressed in Canadian dollars)
--------------------------------------------------------------------------------

e) Stock options, continued

At November 30, 1999 stock options to directors, employees and others outstanding were as follows:

     Number of common shares
under option   currently exercisable         Exercise price      Date of expiry
--------------------------------------------------------------------------------

    63,000              63,000                    $0.63        October 31, 2000
   200,000             160,000                    $0.70        April 10, 2001
   200,000*            200,000                    $1.85        April 26, 2001
   190,000             190,000                    $1.00        July 8, 2001
   310,000             310,000                    $1.40        April 2, 2002
    40,000              40,000                    $1.42        April 20, 2002
    90,000              90,000                    $1.25        May 29, 2002
    20,000              20,000                    $0.97        January 18, 2003
  600,000              240,000                    $1.49        March 17, 2003
  270,000              195,000                    $1.58        June 11, 2004
  280,000              210,000                    $1.05        October 15, 2004
   60,000                 -                       $1.26        January 10, 2005
  100,000               20,000                    $1.10        February 8, 2004
   50,000                 -                       $1.05        February 24, 2005
  100,000               50,000                    $0.61        October 31, 2002
   50,000               50,000                    $0.61        October 31, 2004
   60,000                 -                       $0.61        October 31, 2005
--------------------------------------------------------------------------------
2,683,000            1,838,000
--------------------------------------------------------------------------------

*During the year ended November 30, 1999 the expiry date relating to 200,000 options was extended from April 26, 1999 to April 26, 2001.

Stock options for the respective periods and the number of stock options outstanding are summarized as follows:

                                                        Number of       Weighted
                                                        common           average
                                                        shares          exercise
                                                        under              price
                                                        option               $
--------------------------------------------------------------------------------

Balance, November 30, 1996                                828,000          0.78
Options granted                                         1,230,000          1.32
Options exercised                                        (292,000)         0.76
Options cancelled                                         (70,000)         1.40
--------------------------------------------------------------------------------
Balance, November 30, 1997                              1,696,000          1.15
Options granted                                         1,755,000          1.48
Options exercised                                        (658,700)         1.12
Options cancelled                                        (425,000)         1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                              2,367,300          1.31
Options granted                                           480,000          0.92
Options exercised                                          (5,000)         1.00
Options cancelled                                        (159,300)         1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                              2,683,000          1.25
--------------------------------------------------------------------------------

The weighted average exercise price of the common shares exercisable at November 30, 1999 is $1.25.

f]   Escrow shares

The Company has 1,500,000 common shares held in escrow. The release of these shares is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by February 22, 2000 will be cancelled.

g]   Commitment to issue shares

Under the terms of a licensing agreement the Company has agreed to issue 200,000 common shares upon the achievement of certain milestones.


8. GRANT AND OTHER REVENUE

                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Grant                                    45,810           4,234          22,260
Other revenue                           146,058          41,342            -
--------------------------------------------------------------------------------
                                        191,868          45,576          22,260
--------------------------------------------------------------------------------

9. RESEARCH AND DEVELOPMENT

Research and development expenses are net of research funding of $336,818 [1998
- $187,425; 1997 - $nil].


10. COMMITMENTS AND CONTINGENCIES

[a]   Commitments

Operating leases

The company has entered into a lease agreement for its premises requiring minimum payments in future periods as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                    238,000
2001                                                                    241,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        559,000
--------------------------------------------------------------------------------

Capital leases

Future minimum payments under capital leases together with the balances of the obligations due under capital leases are as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                     67,665
2001                                                                     43,416
--------------------------------------------------------------------------------
Total minimum lease payments                                            111,081
Less: amount representing interest (from 8.5% to 13.5%)                   9,334
--------------------------------------------------------------------------------
                                                                        101,747
Less: current portion of obligations under capital lease                 60,602
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                     41,145
--------------------------------------------------------------------------------

Interest expense during the year ended November 30, 1999 amounted to $11,918 [1998 - $5,771].

Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures approximately as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                    320,500
2001                                                                    153,500
--------------------------------------------------------------------------------
                                                                        474,000
--------------------------------------------------------------------------------

November 30, 1999(expressed in Canadian dollars)
--------------------------------------------------------------------------------


License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. The agreement expires on the date of expiry of the last patent relating to certain technology, none of which have been issued to date.

[b]   Contingencies

Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


11.   LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

At November 30, 1999, the Company has non-capital losses for income tax purposes which expire as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                    591,000
2001                                                                    178,000
2002                                                                    331,000
2003                                                                    545,000
2004                                                                  1,530,000
2005                                                                  2,830,000
2006                                                                  2,680,000
--------------------------------------------------------------------------------
                                                                      8,685,000
--------------------------------------------------------------------------------

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,392,000 which may be used to reduce future income tax. In addition, the Company has approximately $1,360,000 of unclaimed investment tax credits expiring between 2003 and 2009, which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

12. RELATED PARTY TRANSACTIONS


                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
  - contract research services          163,954          48,041            -
  - administrative consulting
    services                              6,500            -               -
Paid to directors for:
  - research consulting services         37,761            -               -
  - administrative consulting
    services                              3,500            -               -
Paid to a partnership where a
  director is a partner for
  administrative consulting
  services                                 -               -             21,000
Accounts payable to directors
  and/or companies with a common
  director                               40,690            -               -
--------------------------------------------------------------------------------

All transactions are recorded at their exchange amounts.


13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

    For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totalling approximately $6,800,000 [1998 - $5,700,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

November 30, 1999(expressed in Canadian dollars)
--------------------------------------------------------------------------------


13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued.)

[a] continued

    Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Basic earnings per share under U.S. GAAP excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

[c] For reconciliation purposes to U.S. GAAP the Company has elected to follow
    Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to Employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

[d] Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option grant. For purposes of reconciliation to US GAAP, the Company would record additional compensation expense of $51,000 in respect of options granted to non-employees [1998 - 129,000; 1997 - $237,500].
    Additional compensation expense of $18,000 will be recorded over future vesting periods.

The effect of the above on the Company's consolidated financial statements is set out below:

Statements of loss and deficit

                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Loss for year Canadian GAAP           4,451,320       5,168,419       2,749,088
Adjustment for stock-based
  compensation                           51,000         129,000         237,500
--------------------------------------------------------------------------------
Loss and comprehensive loss
  for year U.S. GAAP                  4,502,320       5,297,419       2,986,588
Deficit, beginning of year,
  U.S. GAAP                          12,359,519       7,062,100       4,075,512
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP      16,861,839      12,359,519       7,062,100
--------------------------------------------------------------------------------

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Numerator
Loss for of the year under U.S. GAAP  4,502,320       5,297,149       2,986,588
--------------------------------------------------------------------------------

Denominator
Weighted average of common
  shares outstanding                 28,331,730      26,780,674      19,546,048
Escrowed shares                      (1,500,000)     (1,500,000)     (1,500,000)
--------------------------------------------------------------------------------
                                     26,831,730      25,280,674      18,046,048
--------------------------------------------------------------------------------
                                           $               $               $
--------------------------------------------------------------------------------
Basic and diluted loss per
  share under U.S. GAAP                    0.17            0.21            0.17
--------------------------------------------------------------------------------

The Company's common shares issuable upon the exercise of stock options and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                         1999            1998
                                                           $               $
--------------------------------------------------------------------------------

Share capital                                        25,856,290      20,448,100
--------------------------------------------------------------------------------

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 1999 in addition to the research funding as detailed in note 9 which is derived from one entity in Switzerland, 84.6% and 15.4% of other revenue was earned from two major collaborators in Switzerland and Sweden [1998 - 100% from one collaborator in Switzerland].


15. SUBSEQUENT EVENTS

Subsequent to the year end, options to acquire 15,000 common shares at $1.26 per share with an expiry date of January 10, 2005 were cancelled.

CORPORATE INFORMATION

Board of Directors
Michael J. A. Walker, Ph.D. (2)
Chairman

Robert Rieder
President & Chief Executive Officer

Clive Page, Ph.D. (1,2)
Director

Colin Mallet  (1, 2, 3)
Director

Oh Kim Sun (1)
Director

Allen Bain, Ph.D. (3)
Director

Darrell Elliott (3)
Director

Scientific Advisory Board
Gunnar Aberg, Ph.D.

Peter John Barnes, M.A., D.M., D.Sc., F.R.C.P.

Joel Morganroth, M.D., F.A.C.C., F.A.C.P.

Stan Nattel, M.D.

Officers and Corporate Management
Robert Rieder
President & Chief Executive Officer

Gregory Beatch, Ph.D.
Vice President, Research

Sheila Grant
Director of Finance & Administration, Secretary

Investor Relations Contact
Michael Midmer
Manager, Investor Relations
Nortran Pharmaceuticals Inc.
3650 Wesbrook Mall
Vancouver, BC
Canada  V6S 2L2

Tel: 604-222-5577
Fax: 604-222-6617
Toll free: 800-330-9928
Email: mmidmer@nortran.com
       -------------------

Transfer Agent
Pacific Corporate Trust Company
625 Howe Street
Suite 830
Vancouver, BC
Canada  V6C 3B8
Tel: 604-689-9853
Fax: 604-689-8144



Auditors
Ernst & Young
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, BC
Canada V7Y 1C7
Tel: 604-891-8200

Listings
Canadian Venture Exchange (NRT)
NASD Bulletin Board (NTRDF)

Internet
www.nortran.com
---------------

Annual General Meeting
Date:  May 25, 2000
Time:  2:00pm (PST)
Location:  Four Season's Hotel
791 West Georgia Street
Vancouver, BC


(1)     Member of the Audit Committee
(2)     Member of the Compensation Committee
(3)     Member of the Corporate Governance Committee


Except for the historical information presented, certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include among others, those described in the Company's annual report Form 20-F, including the following uncertainty related to early stage of development, technology and product development, dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

                               Nortran Pharmaceuticals Inc.
Nortran
  Pharmaceuticals Inc.         3650 Wesbrook Mall
                               Vancouver, British Columbia
                               Canada  V6S 2L2

                               Tel:  604-222-5577
                               Fax:  604-222-6617
                               Toll Free :  800/330/9928
                               www.nortran.com

                               Printed in Canada

Exhibit 2





                                       CONSOLIDATED FINANCIAL STATEMENTS


                                       NORTRAN PHARMACEUTICALS INC.




                                       November 30, 1999

ERNST & YOUNG

--------------------------------------------------------------------------------

                                  AUDITORS' REPORT

--------------------------------------------------------------------------------




To the Shareholders of
Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.




Vancouver, Canada,
January 20, 2000.                                          /s/ Ernst & Young LLP
                                                           Chartered Accountants

                                ERNST & YOUNG

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.
Incorporated under the laws of British Columbia

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


As at November 30                                (expressed in Canadian dollars)




                                                            1999         1998
                                                              $            $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                4,209,003    3,919,564
Short-term investments [notes 3 and 6]                   2,575,167    1,364,250
Other receivables and prepaid expenses                     258,516      277,260
--------------------------------------------------------------------------------
Total current assets                                     7,042,686    5,561,074
--------------------------------------------------------------------------------
Capital assets [note 4]                                    461,576      649,982
Other assets [note 5]                                    2,359,468    2,597,630
--------------------------------------------------------------------------------
Total assets                                             9,863,730    8,808,686
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                   675,542      366,317
Current portion of obligations under capital
  leases [note 10]                                          60,602       73,414
Current portion long-term debt [note 6]                     68,829       62,385
--------------------------------------------------------------------------------
Total current liabilities                                  804,973      502,116
Obligations under capital leases [note 10]                  41,145       99,554
Long-term debt [note 6]                                     50,161      118,435
--------------------------------------------------------------------------------
Total liabilities                                          896,279      720,105
--------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 7]                                  25,282,040   19,951,850
Deficit                                                (16,314,589) (11,863,269)
--------------------------------------------------------------------------------
Shareholders' equity                                     8,967,451    8,088,581
--------------------------------------------------------------------------------
Liabilities and shareholders' equity                     9,863,730    8,808,686
--------------------------------------------------------------------------------

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:         /s/Bob Rieder             /s/Michael Walker

                                  Director                    Director


                                ERNST & YOUNG

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

--------------------------------------------------------------------------------

Years ended November 30                          (expressed in Canadian dollars)




                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

REVENUE
Interest income                         258,395         320,286         106,187
Grant and other revenue [note 8]        191,868          45,576          22,260
--------------------------------------------------------------------------------
                                        450,263         365,862         128,447
--------------------------------------------------------------------------------

EXPENSES
Research and development [note 9]     3,248,775       3,311,362       1,306,147
General and administration              997,890       1,553,337       1,100,747
Amortization                            654,918         669,582         470,641
--------------------------------------------------------------------------------
                                      4,901,583       5,534,281       2,877,535
--------------------------------------------------------------------------------
Loss for the year                     4,451,320       5,168,419       2,749,088

Deficit, beginning of year           11,863,269       6,694,850       3,945,762
--------------------------------------------------------------------------------
Deficit, end of year                 16,314,589      11,863,269       6,694,850
--------------------------------------------------------------------------------

Basic loss per common share                0.16            0.19            0.14
--------------------------------------------------------------------------------

Weighted average number of
   common shares                     28,331,730      26,780,674      19,546,048
--------------------------------------------------------------------------------

See accompanying notes

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

Years ended November 30                          (expressed in Canadian dollars)




                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                    (4,451,320)     (5,168,419)     (2,749,088)
Add items not affecting cash
   Amortization                         654,918         669,582         470,641
   Loss on disposal of
     capital assets                        -              4,256            -
Changes in non-cash working capital
   Other receivables and prepaid
     expenses                            18,744        (127,045)       (101,380)
   Accounts payable and accrued
     liabilities                        227,062         183,605         (56,520)
--------------------------------------------------------------------------------
Cash used in operating activities    (3,550,596)     (4,438,021)     (2,436,347)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital             5,412,353       2,410,659       9,623,066
Payment on obligations under
  capital leases                        (71,221)        (46,776)        (34,033)
Increase in long-term debt                 -            200,000            -
Repayment of long-term debt             (61,830)        (19,180)           -
--------------------------------------------------------------------------------
Cash provided by financing
  activities                          5,279,302       2,544,703       9,589,033
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets              (60,190)       (397,059)       (356,673)
Patent costs capitalized               (168,160)       (139,208)        (71,698)
Short-term investments               (1,210,917)      5,205,483      (6,569,733)
--------------------------------------------------------------------------------
Cash provided by (used in)
  investing activities               (1,439,267)      4,669,216      (6,998,104)
--------------------------------------------------------------------------------

Increase in cash during the year        289,439       2,775,898         154,582
Cash and cash equivalents,
  beginning of year                   3,919,564       1,143,666         989,084
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                         4,209,003       3,919,564       1,143,666
--------------------------------------------------------------------------------

See accompanying notes

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)


1. NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles ("GAAP") in Canada. A reconciliation of amounts presented in accordance with United States GAAP is detailed in note 13. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Use of estimates

The preparation of the financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

Cash flow statement

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements and has restated the comparative periods to conform to this revised standard. Accordingly, the Company has redefined cash and cash equivalents and has reclassified non-cash transactions such as assets under capital leases within the statement of cash flows.

Consolidation

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (RSD) and 3629490 Canada Inc.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Financial instruments

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities the carrying amounts approximate fair value due to their short-term nature. The term loan and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents which comprise commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.5% [November 30, 1998 - 4.8%], are stated at cost, which approximates market value.

Short-term investments

Short-term investments, which comprise mainly commercial papers and term deposits with maturities to June 2001 [November 30, 1998 - June 2001] and an average interest rate of 5.02% [November 30, 1998 - 5.06%], are recorded at the lower of cost and market value. The carrying value of these investments approximates their market value.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over 5 years.

Technology, license and patent costs

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired is ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants.

Research and development revenues and expenses

Funding under collaborative research arrangements is not refundable, and accordingly is recorded as research activities are performed under the term of the arrangement. Research funding towards current expenses is deducted from the cost of the related expenditure. Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 7[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

Income taxes

The Company uses the deferral method in accounting for income taxes.

Loss per common share

Loss per share has been calculated using the weighted average number of common shares outstanding in each respective period including escrow shares. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.


3. CREDIT FACILITY

At November 30, 1999 the Company has available an unused operating line of credit of $200,000 [1998 - $200,000] which is collateralized by a cashable certificate of $200,000 [1998 - $200,000] which is included in short-term investments.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)


4. CAPITAL ASSETS

                                                         Accumulated    Net book
                                            Cost        amortization      value
                                              $               $             $
--------------------------------------------------------------------------------

1999
Laboratory equipment                        380,805       184,143       196,662
Computer equipment                          315,964       237,479        78,485
Equipment under capital lease               211,086        73,116       137,970
Office equipment                             71,851        29,791        42,060
Leasehold improvements                        6,884           485         6,399
--------------------------------------------------------------------------------
                                            986,590       525,014       461,576
--------------------------------------------------------------------------------

1998
Laboratory equipment                        318,982        87,598       231,384
Computer equipment                          288,819       136,427       152,392
Equipment under capital lease               252,332        52,897       199,435
Office equipment                             66,268        15,992        50,276
Leasehold improvements                      128,920       112,425        16,495
--------------------------------------------------------------------------------
                                          1,055,321       405,339       649,982
--------------------------------------------------------------------------------


5. OTHER ASSETS

                                                         Accumulated    Net book
                                            Cost        amortization      value
                                              $               $             $
--------------------------------------------------------------------------------

1999
Technology                                3,396,193     1,613,496     1,782,697
License                                     105,208        31,561        73,647
Patents                                     626,309       123,185       503,124
--------------------------------------------------------------------------------
Total                                     4,127,710     1,768,242     2,359,468
--------------------------------------------------------------------------------

1998
Technology                                3,396,193     1,273,877     2,122,316
License                                     105,208        21,041        84,167
Patents                                     458,149        67,002       391,147
--------------------------------------------------------------------------------
Total                                     3,959,550     1,361,920     2,597,630
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)


6. LONG-TERM DEBT

                                                            1999          1998
                                                              $             $
--------------------------------------------------------------------------------

Promissory note bearing interest at
  10.77% per annum, repayable in blended
  monthly instalments of $6,468 per month
  commencing August 1, 1998 until July 1,
  2001

                                                          118,990       180,820

Less: current portion                                      68,829        62,385
--------------------------------------------------------------------------------
                                                           50,161       118,435
--------------------------------------------------------------------------------

As collateral, the Company has assigned term deposits with a maturity value of $200,000 to the lender. Subsequent to November 30, 1999, $100,000 of the assigned term deposits were released to the Company.

Interest expense during the year ended November 30, 1999 amounted to $15,786 [1998 - $6,692].

Principal amounts of the promissory note repayable over the next two years are as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                     68,829
2001                                                                     50,161
--------------------------------------------------------------------------------
                                                                        118,990
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)


7. SHARE CAPITAL

a]   Authorized

200,000,000 common shares without par value

b]   Issued

                                                         Number
                                                        of shares       Amount
                                                            #             $
--------------------------------------------------------------------------------

Balance, November 30, 1996                             15,478,503     7,918,125
Issued for cash upon exercise of options                  292,000       221,730
Issued for cash upon exercise of warrants               3,124,096     2,592,891
Issued for cash pursuant to private placements,
  net of issuance costs                                 6,200,000     6,808,445
--------------------------------------------------------------------------------
Balance, November 30, 1997                             25,094,599    17,541,191
Issued for cash upon exercise of options                  658,700       740,259
Issued for cash upon exercise of warrants               1,920,000     1,670,400
--------------------------------------------------------------------------------
Balance, November 30, 1998                             27,673,299    19,951,850
Issued for cash upon exercise of options                    5,000         5,000
Issued for cash upon exercise of warrants                 939,000       845,100
Issued for cash pursuant to private placements,
  net of issuance costs                                 7,285,643     4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                             35,902,942    25,282,040
--------------------------------------------------------------------------------

c]   Private placements

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for a total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $0.70 until August 11, 2001. All of these purchase warrants are outstanding as at November 30, 1999.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



7. SHARE CAPITAL (cont'd.)

On November 10, 1997, the Company completed a non-brokered private placement of 2,700,000 units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitles the holder to acquire one common share at $2.00 expiring November 10, 1998, which was subsequently extended to November 10, 1999. All of these warrants expired on November 10, 1999.

On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

d]   Share purchase warrants

At November 30, 1999 common share purchase warrants outstanding were as follows:

Number of common shares issuable        Exercise price        Date of expiry
--------------------------------------------------------------------------------

           728,564                           $0.70               August 11, 2001
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



7. SHARE CAPITAL (cont'd.)

e]   Stock options

In May 1998, the shareholders approved a stock option plan for which up to four million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shares available for issuance under the stock option plan vest over a period beginning immediately to 5 years. At November 30, 1999 the Company has 2,683,000 common shares reserved for issuance under this plan.

At November 30, 1999 stock options to directors, employees and others outstanding were as follows:

     Number of common shares
under option   currently exercisable         Exercise price      Date of expiry
--------------------------------------------------------------------------------

    63,000              63,000                    $0.63        October 31, 2000
   200,000             160,000                    $0.70        April 10, 2001
   200,000*            200,000                    $1.85        April 26, 2001
   190,000             190,000                    $1.00        July 8, 2001
   310,000             310,000                    $1.40        April 2, 2002
    40,000              40,000                    $1.42        April 20, 2002
    90,000              90,000                    $1.25        May 29, 2002
    20,000              20,000                    $0.97        January 18, 2003
  600,000              240,000                    $1.49        March 17, 2003
  270,000              195,000                    $1.58        June 11, 2004
  280,000              210,000                    $1.05        October 15, 2004
   60,000                 -                       $1.26        January 10, 2005
  100,000               20,000                    $1.10        February 8, 2004
   50,000                 -                       $1.05        February 24, 2005
  100,000               50,000                    $0.61        October 31, 2002
   50,000               50,000                    $0.61        October 31, 2004
   60,000                 -                       $0.61        October 31, 2005
--------------------------------------------------------------------------------
2,683,000            1,838,000
--------------------------------------------------------------------------------

*During the year ended November 30, 1999 the expiry date relating to 200,000 options was extended from April 26, 1999 to April 26, 2001.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



7. SHARE CAPITAL (cont'd.)

Stock options for the respective periods and the number of stock options outstanding are summarized as follows:

                                                        Number of       Weighted
                                                        common           average
                                                        shares          exercise
                                                        under              price
                                                        option               $
--------------------------------------------------------------------------------

Balance, November 30, 1996                                828,000          0.78
Options granted                                         1,230,000          1.32
Options exercised                                        (292,000)         0.76
Options cancelled                                         (70,000)         1.40
--------------------------------------------------------------------------------
Balance, November 30, 1997                              1,696,000          1.15
Options granted                                         1,755,000          1.48
Options exercised                                        (658,700)         1.12
Options cancelled                                        (425,000)         1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                              2,367,300          1.31
Options granted                                           480,000          0.92
Options exercised                                          (5,000)         1.00
Options cancelled                                        (159,300)         1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                              2,683,000          1.25
--------------------------------------------------------------------------------

The weighted average exercise price of the common shares exercisable at November 30, 1999 is $1.25.

f]   Escrow shares

The Company has 1,500,000 common shares held in escrow. The release of these shares is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by February 22, 2000 will be cancelled.

g]   Commitment to issue shares

Under the terms of a licensing agreement the Company has agreed to issue 200,000 common shares upon the achievement of certain milestones.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



8. GRANT AND OTHER REVENUE

                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Grant                                    45,810           4,234          22,260
Other revenue                           146,058          41,342            -
--------------------------------------------------------------------------------
                                        191,868          45,576          22,260
--------------------------------------------------------------------------------

9. RESEARCH AND DEVELOPMENT

Research and development expenses are net of research funding of $336,818 [1998
- $187,425; 1997 - $nil].


10. COMMITMENTS AND CONTINGENCIES

[a]   Commitments

Operating leases

The company has entered into a lease agreement for its premises requiring minimum payments in future periods as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                    238,000
2001                                                                    241,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        559,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



10. COMMITMENTS AND CONTINGENCIES (cont'd.)

Capital leases

Future minimum payments under capital leases together with the balances of the obligations due under capital leases are as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                     67,665
2001                                                                     43,416
--------------------------------------------------------------------------------
Total minimum lease payments                                            111,081
Less: amount representing interest (from 8.5% to 13.5%)                   9,334
--------------------------------------------------------------------------------
                                                                        101,747
Less: current portion of obligations under capital lease                 60,602
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                     41,145
--------------------------------------------------------------------------------

Interest expense during the year ended November 30, 1999 amounted to $11,918 [1998 - $5,771].

Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures approximately as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                    320,500
2001                                                                    153,500
--------------------------------------------------------------------------------
                                                                        474,000
--------------------------------------------------------------------------------

License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. The agreement expires on the date of expiry of the last patent relating to certain technology, none of which have been issued to date.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



10. COMMITMENTS AND CONTINGENCIES (cont'd.)

[b]   Contingencies

Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


11.   LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

At November 30, 1999, the Company has non-capital losses for income tax purposes which expire as follows:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                    591,000
2001                                                                    178,000
2002                                                                    331,000
2003                                                                    545,000
2004                                                                  1,530,000
2005                                                                  2,830,000
2006                                                                  2,680,000
--------------------------------------------------------------------------------
                                                                      8,685,000
--------------------------------------------------------------------------------

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,392,000 which may be used to reduce future income tax. In addition, the Company has approximately $1,360,000 of unclaimed investment tax credits expiring between 2003 and 2009, which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



12. RELATED PARTY TRANSACTIONS


                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
  - contract research services          163,954          48,041            -
  - administrative consulting
    services                              6,500            -               -
Paid to directors for:
  - research consulting services         37,761            -               -
  - administrative consulting
    services                              3,500            -               -
Paid to a partnership where a
  director is a partner for
  administrative consulting
  services                                 -               -             21,000
Accounts payable to directors
  and/or companies with a common
  director                               40,690            -               -
--------------------------------------------------------------------------------

All transactions are recorded at their exchange amounts.


13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

    For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totalling approximately $6,800,000 [1998 - $5,700,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

    Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Basic earnings per share under U.S. GAAP excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

[c] For reconciliation purposes to U.S. GAAP the Company has elected to follow
    Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to Employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

[d] Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option grant. For purposes of reconciliation to US GAAP, the Company would record additional compensation expense of $51,000 in respect of options granted to non-employees [1998 - 129,000; 1997 - $237,500].
    Additional compensation expense of $18,000 will be recorded over future vesting periods.

The effect of the above on the Company's consolidated financial statements is set out below:

Statements of loss and deficit

                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Loss for year Canadian GAAP           4,451,320       5,168,419       2,749,088
Adjustment for stock-based
  compensation                           51,000         129,000         237,500
--------------------------------------------------------------------------------
Loss and comprehensive loss
  for year U.S. GAAP                  4,502,320       5,297,419       2,986,588
Deficit, beginning of year,
  U.S. GAAP                          12,359,519       7,062,100       4,075,512
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP      16,861,839      12,359,519       7,062,100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                         1999            1998            1997
                                           $               $               $
--------------------------------------------------------------------------------

Numerator
Loss for of the year under U.S. GAAP  4,502,320       5,297,149       2,986,588
--------------------------------------------------------------------------------

Denominator
Weighted average of common
  shares outstanding                 28,331,730      26,780,674      19,546,048
Escrowed shares                      (1,500,000)     (1,500,000)     (1,500,000)
--------------------------------------------------------------------------------
                                     26,831,730      25,280,674      18,046,048
--------------------------------------------------------------------------------
                                           $               $               $
--------------------------------------------------------------------------------
Basic and diluted loss per
  share under U.S. GAAP                    0.17            0.21            0.17
--------------------------------------------------------------------------------

The Company's common shares issuable upon the exercise of stock options and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                         1999            1998
                                                           $               $
--------------------------------------------------------------------------------

Share capital                                        25,856,290      20,448,100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nortran Pharmaceuticals Inc.


                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

November 30, 1999                                (expressed in Canadian dollars)



14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 1999 in addition to the research funding as detailed in note 9 which is derived from one entity in Switzerland, 84.6% and 15.4% of other revenue was earned from two major collaborators in Switzerland and Sweden [1998 - 100% from one collaborator in Switzerland].


15. SUBSEQUENT EVENTS

Subsequent to the year end, options to acquire 15,000 common shares at $1.26 per share with an expiry date of January 10, 2005 were cancelled.

Exhibit 3



                                     FORM 61


                                QUARTERLY REPORT


Incorporated as part of:                   X     Schedule A
                                          ---
                                                 Schedules B & C


ISSUER DETAILS:
================================================================================
Name of Issuer                      NORTRAN PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
Issuer Address                      3650 Wesbrook Mall
                                    Vancouver, British Columbia
                                    V6S 2L2
--------------------------------------------------------------------------------
Issuer Telephone Number             (604) 222 -5577
--------------------------------------------------------------------------------
Contact Person                      Sheila Grant
--------------------------------------------------------------------------------
Contact's Position                  Corporate Secretary
--------------------------------------------------------------------------------
Contact Telephone Number            (604) 222 -5577
--------------------------------------------------------------------------------
For Quarter Ended                   February 29, 2000
--------------------------------------------------------------------------------
Date of Report                      April 26, 2000
================================================================================



                                   CERTIFICATE


THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Robert Rieder              /s/ Robert Rieder              April 26, 2000
--------------------------------------------------------------------------------
Name of Director           Sign (typed)                   Date Signed (YY/MM/DD)



Allen Bain                 /s/ Allen Bain                 April 26, 2000
--------------------------------------------------------------------------------
Name of Director           Sign (typed)                   Date Signed (YY/MM/DD)

NORTRAN PHARMACEUTICALS INC.
Incorporated under the laws of British Columbia
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                          As at
                                        ----------------------------------------
ASSETS                                   February 29,             February 28,
                                             2000                      1999
--------------------------------------------------------------------------------

Current
  Cash and cash equivalents             $  2,383,864             $  4,299,259
  Short-term investments                   3,153,770                  200,000
  Accounts receivable & prepaid
     expenses                                250,531                  147,854
--------------------------------------------------------------------------------
                                           5,788,165                4,647,113
Capital assets                               439,156                  595,537
License, patents and technology            2,288,544                2,517,374
--------------------------------------------------------------------------------
                                        $  8,515,865             $  7,760,024
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Current
  Accounts payable and accrued
    liabilities                         $    476,319             $    133,548
  Current portion of obligations
     under capital lease                      56,391                   60,325
  Current portion of long-term debt           70,699                   46,989
--------------------------------------------------------------------------------
                                             603,409                  240,862
Obligation under capital lease                29,816                   98,929
Long-term debt                                31,770                  118,989
--------------------------------------------------------------------------------
Total Liabilities                            664,995                  458,780
--------------------------------------------------------------------------------

Shareholders' Equity
Share Capital
  Authorized
   200,000,000 common shares
     without par value
 Issued
  27,673,299 at February 28, 1999
  34,417,942 at February 29, 2000         24,239,024               19,951,850
Contributed surplus                        1,056,266                     -
Deficit                                  (17,444,420)             (12,650,606)
--------------------------------------------------------------------------------
                                           7,850,870                7,301,244
--------------------------------------------------------------------------------
                                        $  8,515,865             $  7,760,024
================================================================================

On behalf of the Board:

/s/ Robert Rieder                         /s/ Allen Bain
--------------------------------------    --------------------------------------
Robert Rieder, Director                    Allen Bain, Director

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                  For the Three Months ended
                                                -------------------------------
                                                February 29,      February 28,
                                                    2000              1999
--------------------------------------------------------------------------------
Revenue
  Interest income                       $     77,899             $     55,996
  Grant revenue and other                     93,994                  101,134
--------------------------------------------------------------------------------
                                             171,893                  157,130
--------------------------------------------------------------------------------

Expenses
  Research and development                   860,256                  585,101
  General and administration                 307,807                  194,888
  Amortization                               133,661                  164,478
--------------------------------------------------------------------------------
                                           1,301,724                  944,467
--------------------------------------------------------------------------------

Net loss for the period                    1,129,831                  787,337

Deficit, beginning of period              16,314,589               11,863,269
--------------------------------------------------------------------------------
Deficit, end of period                  $ 17,444,420             $ 12,650,606
================================================================================

Net loss per common share               $       0.03             $       0.03
================================================================================

Weighted average number of
   outstanding shares                     35,407,992               27,673,299
================================================================================

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                  For the Three Months ended
                                                -------------------------------
                                                February 29,      February 28,
                                                    2000              1999
--------------------------------------------------------------------------------


Operating Activities
  Loss for the period                   $ (1,129,831)            $   (787,337)
  Add items not affecting cash
    Amortization                             133,661                  164,478
--------------------------------------------------------------------------------
                                            (996,170)                (622,859)
Changes in non-cash working capital
  components
  Accounts receivable and prepaid expenses     7,985                  129,406
  Accounts payable and accrued liabilities  (199,223)                (232,769)
--------------------------------------------------------------------------------
  Cash used in operating activities       (1,187,408)                (726,222)
--------------------------------------------------------------------------------

Financing Activities
  Share capital issued, net                   13,250                     -
  Repayment on obligations under
     capital leases                          (15,540)                 (13,714)
  Repayment on long-term debt                (16,521)                 (14,842)
--------------------------------------------------------------------------------
Cash used in financing activities            (18,811)                 (28,556)
--------------------------------------------------------------------------------

Investing Activities
  Purchase of capital assets                  (7,221)                 (10,562)
  License and patents                        (33,096)                 (19,215)
  Short-term investments                    (578,603)                 964,250
--------------------------------------------------------------------------------
Cash provided by (used in)
   investing activities                     (618,920)                 934,473
--------------------------------------------------------------------------------

Increase (decrease) in cash during
   the period                             (1,825,139)                 179,695
--------------------------------------------------------------------------------
Cash and cash equivalents,
   beginning of period                     4,209,003                4,119,564
--------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                        $  2,383,864             $  4,299,259
================================================================================

                                      FORM 61

                                  QUARTERLY REPORT

         Incorporated as part of:                  Schedule A
                                               X   Schedules B & C
                                              ---


ISSUER DETAILS:
================================================================================
Name of Issuer                      NORTRAN PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
Issuer Address                      3650 Wesbrook Mall
                                    Vancouver, British Columbia
                                    V6S 2L2
--------------------------------------------------------------------------------
Issuer Telephone Number             (604) 222 -5577
--------------------------------------------------------------------------------
Contact Person                      Sheila Grant
--------------------------------------------------------------------------------
Contact's Position                  Corporate Secretary
--------------------------------------------------------------------------------
Contact Telephone Number            (604) 222 -5577
--------------------------------------------------------------------------------
For Quarter Ended                   February 29, 2000
--------------------------------------------------------------------------------
Date of Report                      April 26, 2000
================================================================================



                                   CERTIFICATE


THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Robert Rieder              /s/ Robert Rieder              April 26, 2000
--------------------------------------------------------------------------------
Name of Director           Sign (typed)                   Date Signed (YY/MM/DD)



Allen Bain                 /s/ Allen Bain                 April 26, 2000
--------------------------------------------------------------------------------
Name of Director           Sign (typed)                   Date Signed (YY/MM/DD)

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

1   For the quarter ended February 29, 2000:

a)   Deferred costs

--------------------------------------------------------------------------------
     Patents                                                       $     33,096
================================================================================

b)   Research and development expenditures
--------------------------------------------------------------------------------
     Consulting and other                                          $     88,754
     Lab supplies and operating facility                                207,615
     Salaries and benefits                                              314,829
     Research agreements                                                139,550
     Development contracts                                              109,506
--------------------------------------------------------------------------------
                                                                   $    860,254
================================================================================

c)   General and administration expenditures

--------------------------------------------------------------------------------
     Consulting and professional fees                              $     47,836
     Office and miscellaneous                                            92,432
     Salaries and benefits                                              119,647
     Travel and other                                                    47,892
--------------------------------------------------------------------------------
                                                                   $    307,807
================================================================================

d) Aggregate amount of expenditures made to parties not at arm's length from the issuer

--------------------------------------------------------------------------------
     Research contract fees paid to directors                      $     27,072
     Administrative consulting fees paid to directors                     2,000
     Research contract fees paid to a company with directors in common    3,922
--------------------------------------------------------------------------------
                                                                   $     32,994
================================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

2   For the quarter ended February 29, 2000:

a)   Summary of securities issued during the quarter

--------------------------------------------------------------------------------
     Date of    Type of     Number of   Price   Total       Type of   Commission
      Issue     Security     Shares            Proceeds  Consideration   Paid
--------------------------------------------------------------------------------
 Feb 24, 2000   Common Share   5,000   $0.97   $4,850      Cash            Nil
 Feb 24, 2000   Common Share   5,000   $1.05   $5,250      Cash            Nil
 Feb 24, 2000   Common Sham    5,000   $0.63   $3,150      Cash            Nil
--------------------------------------------------------------------------------
                              15,000
================================================================================

b)   Summary of options granted during the quarter

      Date       Name of Optionee   Number of     Exercise Price     Expiry Date
    Granted                          Shares              $
--------------------------------------------------------------------------------
 Feb 14,2000     Michael Midmer      30,000           1.05          Feb 13, 2006
 Feb 14, 2000    Xue Zhang           15,000           1.05          Feb 13, 2006
 Feb 14,2000     Desiree Ferdinandi  10,000           1.05          Feb 13, 2006
 Feb 14, 2000    Stanley Nattel      50,000           1.05          Feb 13, 2006
 Feb 14,2000     Kapil Bhagirath     10,000           1.05          Feb 13, 2006
 Feb 14, 2000    Sandro Yong         15,000           1.05          Feb 13, 2006
--------------------------------------------------------------------------------
                          Total     130,000
================================================================================

3   As at February 29,2000:

a)   Authorized capital and summary of shares issued and outstanding

     Authorized Capital

     200,000,000 common shares without par value

                                                      Number of          Amount
Issued and Outstanding                                  Shares             $
--------------------------------------------------------------------------------
Balance as at November 30,1999                       35,902,942      25,282,040
Returned for cancellation of escrow shares           (1,150,000)     (1,056,266)

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

Issued for cash upon exercise of options                 15,000          13,250
--------------------------------------------------------------------------------
Balance as February 29, 2000                         34,417,942      24,239,024
================================================================================

3   As at February 29,2000:

b)   Summary of options, warrants and convertible securities outstanding

i)   Share Purchase Warrant Outstanding

--------------------------------------------------------------------------------
            Number of             Exercise Price                 Expiry Date
             Shares                     $
--------------------------------------------------------------------------------
              728,564                 $0.70                    August 11, 2001
================================================================================

ii)  Stock Option Outstanding

--------------------------------------------------------------------------------
            Number of             Exercise Price                 Expiry Date
             Shares                     $
--------------------------------------------------------------------------------
               58,000                  0.63                       Oct 31, 2000
              200,000                  0.70                       Apr 10, 2001
              200,000                  1.85                       Apr 26, 2001
              190,000                  1.00                       Jul 08, 2001
              310,000                  1.40                       Apr 02, 2002
               40,000                  1.42                       Apr 20, 2002
               90,000                  1.25                       May 29, 2002
               15,000                  0.97                       Jan 18, 2003
              600,000                  1.49                       Mar 17, 2003
              270,000                  1.58                       Jun 11, 2004
              275,000                  1.05                       Oct 15, 2004
               45,000                  1.26                       Jan 10, 2005
              100,000                  1.10                       Feb 08, 2004
               50,000                  1.05                       Feb 24, 2005
              100,000                  0.61                       Oct 31, 2002
               50,000                  0.61                       Oct 31, 2004
               60,000                  0.61                       Oct 31, 2005
              130,000                  1.05                       Feb 13, 2006
--------------------------------------------------------------------------------
            2,783,000
================================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

3   As at February 29,2000:

c)   Number of shams in escrow or subject to a pooling agreement

     None. The 1,500,000 common shares previously held in escrow were cancelled upon the expiry date of the escrow share agreement on February 22, 2000.

d)   List of Directors:

     Dr. Michael J.A. Walker         Dr. Allen Bain
     Colin Mallet                    Dr. Clive Page
     Robert W. Rieder                Oh Kim Sun
     Darrell Elliott

NORTRAN PHARMACEUTICALS INC.
SCHEDULE C: MANAGEMENT DISCUSSION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

CLINICAL DEVELOPMENT

Cough Project (CP1)
------------------

CP 1, the Company's first generation cough drug is a non-narcotic drug for the treatment of intractable cough. The Phase I clinical trial of CPI was successfully completed in October 1999. The trial, conducted in Edinburgh, Scotland by Inveresk Research International Limited, on 31 healthy male volunteers, showed that CP I, is safe beyond the normal dosage limits at which drug would be administered. Subsequent to February 29, 2000, the Company started a placebo-controlled Phase R clinical trial of CP I in patients with chronic, idiopathic cough

Idiopathic cough is a sustained cough with no diagnosable cause. Patients suffering from idiopathic cough have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result these patients often cough without apparent reason. Nortran's Phase R study is focused on determining if Nortran's anti-tussive compound, CPI, can reduce patient sensitivity to such cough-causing irritants.

PRECLINICAL DEVELOPMENT

Antiarrhythmic Project
----------------------

During the quarter ended February 29, 2000, the Company continued to add to the pre-clinical data compiled for the atrial antiarrhythmic program. In this program, Nortran has developed candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in its preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with Aventis Pharma ("Aventis", formerly Hoechst Marion Roussel Deutschland GmbH) and AstraZeneca ("Astra", formerly Astra Hassle AB of Goteberg).

Other Projects
--------------

The Company continued to make progress in two additional areas of research, the pro-erectile and the RSD921 local anaesthetic project.

COLLABORATIONS

in August 1999, Nortan announced the signing of a collaborative agreement with Aventis to conduct collaborative research in the area of cardiac arrhythmias. Under the terms of the agreement both parties will test antiarrhythmic compounds developed by each of the companies. The companies will evaluate the pharmacological profiles of their compounds through the use of both companies' proprietary electrophysiological models and other pre-clinical tests. The agreement expires on the earlier of April 2000 or completion of work program by both parties.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE C: MANAGEMENT DISCUSSION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

In November 1998, Nortran entered into a collaborative research agreement with Astra. This collaboration continues, with significant progress by both parties to date.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

For the quarter ended February 29, 2000, the Company incurred a net loss of $1.13 million (or $0.03 per share) as compared to $790,000 (Or $0.03 per share) for quarter ended February 28, 1999. The increase in loss was primarily due to the higher operating expenditure in both the research and development and general administration.

Total revenue for the quarter ended February 29, 2000 was $172,000 as compared to $157,000 for the same quarter in the preceding fiscal year. The increase in revenue was due to the additional interest generated from the Company's increased cash resources after the successful completion of a financing in November 1999 (see Special Warrant Financing).

Research and development expenses totaled $860,000 million for the quarter ended February 29, 2000 as compared to $585,000 for the same quarter during the preceding fiscal year. The increase in research and development expenses was primarily due to the lower research expenditure recovery received in the quarter ended February 29, 2000. The research expenditure recovery for the quarter ended February 29, 2000 was $Nil as compared to $191,000 for the same quarter in the preceding fiscal year. The amount recovered in 1999 was from F. Hoffmann-La Roche ("Roche'), under a previous collaborative research agreement between the Company and Roche.

General and administration expenses increased to $308,000 for the quarter ended February 29, 2000 as compared to $195,000 for the same quarter in the preceding fiscal year. The increase in general administration expenses is primarily due to the higher consulting and professional fees, office and miscellaneous, and travel and accommodation expenses incurred.

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities during the quarter ended February 29, 2000 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placement described under the Special Warrant Financing. Working capital as at February 29, 2000 was $5.185 million as compared to $4.406 million as at February 28, 1999. Cash and cash equivalents and short-term investments was $5.538 million as at February 29, 2000 as compared to $4.499 million as at February 28, 1999.

SPECIAL WARRANT FINANCING

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants (the "Special Warrants') at a price of $0.70 each for total gross proceeds of S5.1 million. In connection with the private placement, the Company paid a cash commission of $304,496 and granted 728,564 compensation options (the "Compensation Options") to the lead agent of this financing, National Bank Financial Corp. (the "Agent", formerly First Marathon Securities Limited). The net proceeds from this financing will be used to support the

NORTRAN PHARMACEUTICALS INC
SCHEDULE C: MANAGEMENT DISCUSSION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

Company's on going research and development, primarily in the areas of antiarrhythmic drugs and acute cough suppressants, and general corporate purposes.

Each Special Warrant was converted into one common share of the Company, without additional payment Each Compensation Option was converted into one share purchase warrant (the "Agent's Warrant") at no additional cost Each Agent's Warrant entitles the Agent to purchase once common share of the Company at $0.70 per share until August 11, 2001.

CORPORATE STRATEGY

Nortran Pharmaceuticals Inc. is a commercially focused pharmaceutical company built around a proven approach to drug discovery, a low-risk business strategy, and a focus on major unmet medical needs via expertise in the area of ion channels. The company's lead programs are in the area of cardiac arrhythmia drugs and acute unproductive cough.

PARTNERING STRATEGY

Nortran's strength lies in the ability of its personnel to research and develop potential drug candidates to the stage where such compounds demonstrate sufficient potential to warrant the undertaking of clinical trials. As part of its business strategy, the Company is seeking collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required by the Food and Drug Administration (FDA), the Health Protection Branch
(HPB) mid other international drug regulatory agencies. These partners would also be expected to market the products.

The rationale behind this strategy can be outlined as below

- avoid the large expenses incurred in the later stages of clinical development

- obtain early returns in the form of upfront and milestone payments

- utilize expertise and resources of major multinational pharmaceutical company

- obtain long term revenue streams through royalty payments on product sales.

The Company has no plans for developing in-house marketing or manufacturing capabilities.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE C: MANAGEMENT DISCUSSION
FEBRUARY 29,2000
--------------------------------------------------------------------------------

INVESTOR RELATIONS

During the first quarter ended February 29, 2000 the Company did not engage any outside parties for investor relations. Any investor relations functions were accomplished through Company employees whose duties include; news releases, investor communications and general day-to-day operations of this department.

YEAR 2000

The Company initiated a program in 1998 to assess the risks of Year 2000 noncompliance, remediate all noncompliant systems, assess the readiness of key third parties and develop contingency plans. The critical aspects of the Year 2000 readiness program were completed in the third quarter of 1999. The Company has not experienced any significant business interruptions related to the transition to the Year 2000, however, the Company continues to actively monitor its systems and third party suppliers. Contingency plans are in place to prevent the failure of critical systems from having a material effect on the Company and address the risk of third party non-compliance. Total costs to address the Year 2000 issue were not material to the Company's financial position, results of operations or cashflows.

STOCK LISTING

The Company's common shares trade on the Vancouver Stock Exchange under the symbol NRT and over the counter in the United States under the trading symbol NTRDF.

CORPORATE COMMUNICATIONS

3650 Wesbrook Mall
Vancouver, British Columbia
V6S 2L2
Toll Free:   (800) 330-9928
Tel:         (604) 222-5577
Fax:         (604) 222-6617
E-mail:      admin@nortran.com

This Quarterly Report, including the discussion 'Highlights" contains forward-looking statements. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by the company may differ materially from these statements due to a number of factors, including (i) the company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) the accuracy of the company's information regarding competitors and potential competitors. These forward-looking statements represents the company's judgment as of the date of this Quarterly Report and the company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors affecting such statements.

                       Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall, Vancouver, BC, Canada. V6S 2L2
                 Tel: (604) 222-5577 Fax: (604) 222-6617
--------------------------------------------------------------------------------


April 27, 2000


VIA SEDAR
---------


British Columbia Securities Commission
1100 - 865 Hornby Street
Vancouver BC
V6Z 2H4

Attention: Statutory Filings
----------------------------

Dear Sir/Madame:

                    Re: Nortran Pharmaceuticals Inc. (the "Company")
                    ------------------------------------------------

We confirm that a copy of the Company's quarterly report on Form 61 for the quarter ended February 29, 2000 has been mailed to each of the persons listed on the Company's mailing list maintained in accordance with National Policy 41.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Nortran Pharmaceuticals Inc.

/s/ Sheila Grant

Sheila Grant
Director of Finance and Administration

cc: Canadian Venture Exchange

Exhibit 4


                           NORTRAN PHARMACEUTICALS INC.
                  3650 Wesbrook Mall, Vancouver, BC, V6S 2L2
                 Tel:  (604) 222-5577          Fax:  (604) 222-6617

                                INFORMATION CIRCULAR
                            as at and dated April 10, 2000

                         MANAGEMENT SOLICITATION OF PROXIES
                         ----------------------------------

This information circular is furnished in connection with the solicitation of proxies by the management of Nortran Pharmaceuticals Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the shareholders of the Company to be held at the Four Seasons Hotel, Vancouver, British Columbia at the hour of 2:00 p.m. (Vancouver time) on Thursday, May 25, 2000 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting").

                                      PROXIES
                                      -------

Appointment of Proxies
----------------------

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy. The completed Proxy or other proper form of proxy must be delivered or telefaxed to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or to the Chairman of the Meeting prior to the commencement of the Meeting.

Revocation of Proxies
---------------------

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or telefaxed to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders
------------------------------------------------------------

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies
-----------------------

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

                 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
                 -------------------------------------------

The authorized capital of the Company as at April 10, 2000 consists of 200,000,000 Common Shares without par value, of which 35,204,506 Common Shares are issued and outstanding.

Only the holders of Common Shares of record on April 10, 2000 are entitled to vote at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by Proxy and entitled to vote shall have one vote for each Common Share he or she holds on April 10, 2000.

In order to have a quorum for the Meeting, there must be in attendance at least one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the Meeting.
To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company, except as follows:

--------------------------------------------------------------------------------
                                                    Percentage of Issued and
Name of Member               Number of Shares          Outstanding Shares
--------------------------------------------------------------------------------

CCM Investments Ltd.               5,604,386                     15.9%
--------------------------------------------------------------------------------

               RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS
               -----------------------------------------------------

The Directors' Report to the shareholders of the Company, the financial statements of the Company for the financial year ended November 30, 1999 and the auditor's report thereon will be presented at the Meeting.

                           APPOINTMENT OF AUDITORS
                           -----------------------

The persons named in the Proxy will vote for the re-appointment of Ernst & Young LLP, Chartered Accountants, as Auditors for the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Directors. Ernst & Young LLP were first appointed Auditors of the Company on April 11, 1997.

                         SETTING NUMBER OF DIRECTORS
                         ---------------------------

The shareholders of the Company will be asked to vote for setting the number of directors of the Company at seven. The shareholders will be requested at the Meeting to pass the following ordinary resolution:

      "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the number of directors of the Company be set at seven."


                              ELECTION OF DIRECTORS
                              ---------------------

Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director.

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of Common Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.


Name, City of
Residence and                 Principal            Year First
Position with the             Occupation           Appointed as     Common
Company (1)                 or Employment(1)         Director    Shares Owned(1)
--------------------------------------------------------------------------------
Robert W. Rieder          President and Chief           1997             81,100
Vancouver,                1997 to present; Vice-
British Columbia          President, MDS Ventures
Director, President       Pacific Inc., 1994 to
and Chief Executive       1997.
Officer
--------------------------------------------------------------------------------
Michael J.A. Walker(3)    Professor of Pharmacology,    1992        2,717,600(5)
Vancouver,                University of British
British Columbia          Columbia.
Director and Chairman
of the Board
--------------------------------------------------------------------------------
Allen I. Bain(4)          President and Chief           1996           13,700(5)
Vancouver,                Executive Officer of
British Columbia          Immune Network Research;
Director                  Former President of the
                          Company.
--------------------------------------------------------------------------------
Clive P. Page (2)(3)      Professor of Pharmacology,     1996             nil(5)
London, England           King's College, London,
Director                  England.
--------------------------------------------------------------------------------
Colin R. Mallet(2)(3)(4)  Consultant; Former             1996                nil
Whistler,                 President, Sandoz Canada.
British Columbia
Director
--------------------------------------------------------------------------------

Name, City of
Residence and                 Principal            Year First
Position with the             Occupation           Appointed as     Common
Company (1)                 or Employment(1)         Director    Shares Owned(1)
--------------------------------------------------------------------------------
Oh Kim Sun (2)            Group Executive Director,      1997       5,604,386(6)
Kuala Lumpur,             Chemical Company of Malaysia
Malaysia                  Group of Companies.
Director
--------------------------------------------------------------------------------
Darrell Elliott(4)        Senior  Vice-President,        1999                nil
North Vancouver,          MDS Capital Corporation and
British Columbia          President, MDS Ventures
Director                  Pacific Inc.; Former
                          President, Isuma Strategies
                          Inc.; Former Regional Vice-
                          President, Royal Bank
                          Capital Corporation.
--------------------------------------------------------------------------------
(1) The information as to city of residence, principal occupation and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2)  Members of the Audit Committee.
(3)  Members of the Compensation Committee.
(4)  Members of the Corporate Governance Committee.
(5) Magic Bullets Enterprises Ltd., owns 2,717,600 common shares of the Company. Magic Bullets Enterprises Ltd. is a wholly-owned subsidiary of 554238 B.C. Ltd., of which Drs. Walker, Page and Bain are directors, officers and shareholders.
(6) Mr. Oh Kim Sun, a director of the Company, is also an indirect shareholder and the Group Executive Director of the Chemical Company of Malaysia Berhad Group, the parent company of CCM Investments Ltd.

                      PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
                      ---------------------------------------------

Future Financings - The Toronto Stock Exchange
----------------------------------------------

In anticipation that the company may list on the Toronto Stock Exchange ("TSE"), it is desirable to pre-arrange compliance with TSE policies. The policies of the TSE provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "25% Rule"). The application of the 25% Rule may restrict the Company's ability to raise funds by the private placement of its securities.

The TSE has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. By giving the advance approval, shareholders would only be satisfying the shareholder approval requirement of the TSE. Each private placement would still remain subject to TSE approval.

Any private placement proposed by the Company will be subject to the following additional restrictions:

   (i) the private placement must be substantially with parties at arms-length to the Company;
   (ii)  the private placement cannot materially affect control of the Company;
   (iii) the private placement must be completed within a 12 month period following the date the advance shareholder approval is given; and
   (iv) the private placement must comply with the private placement pricing rules of the TSE, which currently require that the price per security must not be lower than the closing market price of the security on the TSE on the trading day prior to the date notice of the private placement is given to the TSE less the applicable discount. Maximum permissible discounts are as follows:

                                                         Maximum Discount
                     Market Price                           Therefrom
                 ---------------------------------------------------------
                     $0.50 or less                              25%
                     $0.51 to $2.00                             20%
                     Above $2.00                                15%

The TSE retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required.

The directors of the Company believe that the passing of the ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution. In the event that the resolution is not passed, the TSE will not approve any private placements which result in the issuance or possible issuance of a number of securities which exceeds the 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will exceed the 25% Rule, the Company requests that the shareholders pass the following resolution:

    "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating greater than 25% of the Company's issued and outstanding common shares (on a non-diluted basis), to a maximum of 100% of the Company's issued and outstanding shares (on a non-diluted basis), subject to the restrictions described in the Information Circular of the Company dated April 10, 2000, is hereby approved."

                        STATEMENT OF EXECUTIVE COMPENSATION
                        -----------------------------------

Chief Executive Officer and Executive Officers of the Company
-------------------------------------------------------------

For purposes of this section, "executive officer" of the Company means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board, where such person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or any of its subsidiaries; and any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a Director of the Company or any of its subsidiaries.

The following information discloses compensation paid to:

(a) an individual who served as the Company's chief executive officer ("CEO"), or acted in a similar capacity, during the most recently completed financial year of the Company; and

(b) each of the Company's four most highly compensated executive officers who served as executive officers during the most recently completed financial year of the Company and whose total salary and bonus exceeds $100,000 per year.

(each, a "Named Executive Officer").

During the financial year ended November 30, 1999, the Company had two Named Executive Officers - Robert W. Rieder and Gregory N. Beatch.

Summary of Compensation
-----------------------

The following table is a summary of the compensation earned by the Named Executive Officers during the three most recently completed financial years of the Company.

                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------

                             Annual Compensation                  Long Term Compensation
                                                                Awards             Payouts
                                                          Securities   Restricted
                                                  Other     Under      Shares or                All
Name and       Year                               Annual   Options/    Restricted               Other
Principal      Ended                              Compen-   SARs(1)      Share       LTIP(2)    Compen-
Position      Nov. 30     Salary      Bonus       sation    granted      Units      Payouts     sation
-------------------------------------------------------------------------------------------------------
Robert W.      1999      $200,000        -           -           -          -           -          -
Rieder
President      1998      $125,000        -         $2,500(3)  600,000       -           -          -
and Chief
Executive
Officer        1997          -           -           -        100,000       -           -          -
-------------------------------------------------------------------------------------------------------
Gregory N.     1999      $125,000        -           -           -          -           -          -
Beatch
Vice-President
Research       1998      $101,000        -           -         70,000       -           -         7,400

               1997      $ 65,863    $ 15,000        -         60,000       -           -          -
-------------------------------------------------------------------------------------------------------

(1) All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted. SAR means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

(3)  This sum represents directors' fees.

Long Term Incentive Plan Awards
-------------------------------

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights
-------------------------

Stock appreciation right ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended November 30, 1999.

Options Granted in Last Fiscal Year
-----------------------------------

There were no options granted during the financial year ended November 30, 1999 to the Named Executive Officers of the Company.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
--------------------------------------------------------------------------
Values
------

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 1999 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

--------------------------------------------------------------------------------

                                                                        Value of
                                                                     Unexercised
                                         Unexercised                In-the-Money
                                       Options SARs at              Options/SARs
                                        Financial                   at Financial
Name of    Securities     Value         Year End (#)             Year-end ($)(1)
Executive  Acquired on    Realized      Exercisable/                Exercisable/
Officer    Exercise (#)   ($)(1)        Unexercisable              Unexercisable
--------------------------------------------------------------------------------
Robert W.          -            -        280,000/360,000                -/-(2)
Rieder
--------------------------------------------------------------------------------
Gregory N.         -            -         85,000/ 40,000                -/-(2)
Beatch
--------------------------------------------------------------------------------
(1) The market value of the Company's common shares on the Canadian Venture Exchange was $0.51 at financial year-end, November 30, 1999.

(2) The exercise or base price of these options exceeded the market value of the Company's common shares at financial year-end and hence these options were not in-the-money.

Pension Plans
-------------

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts
------------------------------------------------------------------------------

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors
-------------------------

The following table sets forth stock options granted by the Company during the fiscal year ended November 30, 1999 to directors who are not Named Executive Officers of the Company, as a group:

--------------------------------------------------------------------------------
                         % of Total                     Market
           Securities     Options                      Value of
             Under        Granted                     Securities
            Options     to Employees                  Underlying
             /SARs     and Directors  Exercise of   Options/SAR's on
            Granted      in Fiscal     Base Price     Date of Grant   Expiration
Name         (#)(2)        Year(2)   ($/Security)(3)  ($/Security)       Date
 (a)           (b)          (c)           (d)           (e)               (f)
--------------------------------------------------------------------------------
Directors   100,000         20.8%        $1.10          $1.10     Feb. 8, 2004
who are not  50,000         10.4%        $0.61          $0.61     Oct. 31, 2004
Named
Executive
Officers(3)
--------------------------------------------------------------------------------
(1) The exercise price of the option is the market value of the common shares of the Company on the date of grant.
(2)  Percentage of all options granted during the last fiscal period.
(3) The exercise price of stock option may only be adjusted in the event that specified events cause dilution of the Company's share capital. During the most recently completed financial year, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

                                   COMPENSATION TABLE

--------------------------------------------------------------------------------
   Name of Director                 Directors fees        All other compensation
                                         ($)                        ($)
--------------------------------------------------------------------------------
Michael Walker                                Nil                         Nil(2)
--------------------------------------------------------------------------------
Clive Page                                 10,000                  $39,261(1)(2)
--------------------------------------------------------------------------------
Allen Bain                                    Nil                         Nil(2)
--------------------------------------------------------------------------------
Colin Mallet                               10,000                      $2,000(1)
--------------------------------------------------------------------------------
Darrell Elliott                             8,333                      $6,500(3)
--------------------------------------------------------------------------------

(1)  Consulting fees.

(2) The Company paid $163,954 for contract research services to Pneumolabs (UK) Ltd., a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders. An additional $40,690 is owing by the Company to Pneumolabs (UK) Ltd.

(3)  Paid to a company owned by Darrell Elliott.


                 INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
                 ---------------------------------------------

None of the Directors or senior officers of the Company or associates or affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
                 ---------------------------------------------

None of the insiders of the Company, nor any associate or affiliate of such insider has any direct or indirect material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon", or as set forth below.

The Company closed a private placement in April 1997, issuing and allotting an aggregate of 2,500,000 units at a price of $0.72 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant to purchase one additional common share in the capital of the Company, the warrants expiring on March 25, 1999. Directors Michael Walker, Allen Bain and Clive Page had an interest in some of these units. On March 19, 1999, the directors resolved, subject to exchange approval, to extend the term of the warrants until May 7, 1999.

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
            -------------------------------------------------------

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                         OTHER MATTERS TO BE ACTED UPON
                         ------------------------------

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                       APPROVAL OF THE BOARD OF DIRECTORS
                       ----------------------------------

The contents of this Information Circular have been approved and, the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board.
By Order of the Board of Directors of

NORTRAN PHARMACEUTICALS INC.


/s/ Robert W. Rieder

Robert W. Rieder,
President and Chief Executive Officer

Exhibit 5

                        NORTRAN PHARMACEUTICALS INC.

                                 FORM OF PROXY
                                 -------------

THIS PROXY IS SOLICITED BY MANAGEMENT OF NORTRAN PHARMACEUTICALS INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 25, 2000.
I, the undersigned, being a shareholder of Nortran Pharmaceuticals Inc. (the "Company") appoint Robert W. Rieder, the Chief Executive Officer, President and a Director of the Company, or failing him, Dr. Michael J. Walker, Chairman of the Board and a Director of the Company, or instead of the above-mentioned

                          , as my proxyholder, with full power of substitution,
--------------------------
to attend on my behalf at the Annual General Meeting (the "Meeting") of shareholders of the Company, to be held at 2 p.m. (Pacific Standard Time), on Thursday, May 25, 2000 and at any adjournment or adjournments thereof, and to cast the number of votes that I would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxyholder to vote as follows:

1. To re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor.


                                      FOR   [     ]      WITHHOLD VOTE   [     ]

2.  To set the number of Directors of the Company at seven.

                                      FOR   [     ]      AGAINST         [     ]

3.  To elect the following persons as Directors of the Company:

            Dr. Michael J. Walker     FOR   [     ]      WITHHOLD VOTE   [     ]
            Robert W. Rieder          FOR   [     ]      WITHHOLD VOTE   [     ]
            Allen Ian Bain            FOR   [     ]      WITHHOLD VOTE   [     ]
            Clive Peter Page          FOR   [     ]      WITHHOLD VOTE   [     ]
            Colin Roger Mallet        FOR   [     ]      WITHHOLD VOTE   [     ]
            Oh Kim Sun                FOR   [     ]      WITHHOLD VOTE   [     ]
            Darrell Elliott           FOR   [     ]      WITHHOLD VOTE   [     ]

4. To consider, and if thought fit, to pass an ordinary resolution, with or without amendment that:

    "The issuance by the Company in one or more private placements of such number of securities that would result in the Company making issuable during the next twelve months an amount of securities that exceeds 25% of the Company's issued and outstanding shares (on a non-diluted basis) to a maximum of 100% of the Company's issued and outstanding shares (on a non-diluted basis), subject to the restrictions described in the Company's Information Circular dated April 10, 2000, is hereby approved."

                                      FOR   [     ]      AGAINST         [     ]

I HEREBY REVOKE ANY PROXY PREVIOUSLY GIVEN AND AUTHORIZE THE PROXYHOLDER TO VOTE IN FAVOUR OF THE ITEMS SET OUT ABOVE UNLESS AN INSTRUCTION TO THE CONTRARY IS INDICATED, AND TO VOTE IN HIS OR HER SOLE DISCRETION WITH RESPECT TO ANY AMENDMENT TO OR VARIATION OF THE ABOVE ITEMS OR ON ANY OTHER MATTER BROUGHT BEFORE THE MEETING.


------------------------------------        ------------------------------------
Date                                        Address of Shareholder



------------------------------------        ------------------------------------
Signature of Shareholder                    City/Province (State)



------------------------------------        ------------------------------------
Print Name of Shareholder                   Number of Shares to be voted (If not
                                            completed all shares registered in
                                            your name will be deemed to be
                                            represented by this proxy)

                                     INSTRUCTIONS

1.  IF THE SHAREHOLDER DOES NOT WISH TO APPOINT EITHER OF THE PERSONS NAMED
    IN THIS PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT THE NAME OF THE PERSON HE OR SHE WISHES TO ACT AS HIS OR HER PROXYHOLDER IN THE BLANK SPACE PROVIDED. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

2. IN THE ABSENCE OF CONTRARY DIRECTION, A GENERAL AUTHORITY WILL BE DEEMED TO BE GRANTED TO THE PROXYHOLDER WITH RESPECT TO VOTING ON AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

3. THIS PROXY MAY NOT BE USED AT THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, UNLESS IT IS DEPOSITED AT THE OFFICE OF THE PACIFIC CORPORATE TRUST COMPANY, THE COMPANY'S REGISTRAR AND TRANSFER AGENT, BY MAIL, TELEFAX OR BY HAND AT 830 - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 (TELEFAX: (604) 689-8144), NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

4. THIS PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS OR HER ATTORNEY DULY AUTHORIZED BY HIM IN WRITING, OR IN THE CASE OF A CORPORATION, IS EXECUTED UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR OFFICERS OR ATTORNEY FOR THE CORPORATION DULY AUTHORIZED. IF THIS PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER AND NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR THE ATTORNEY, AS THE CASE MAY BE, OR A CERTIFIED COPY THEREOF, MUST BE ATTACHED HERETO.

5. THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCATION OF PROXIES" IN THE ACCOMPANYING INFORMATION CIRCULAR.

                  SUPPLEMENTAL MAILING LIST RETURN CARD
                        (National Policy No. 41)


NOTICE TO SHAREHOLDERS:

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41-Shareholder Communication, which essentially established a new framework for communication between Issuers and their registered and non--registered shareholders.

Companies incorporated in British Columbia have in the past been required to deliver interim financial statements only to their registered shareholders. The new policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd, and 3rd quarterly financial statements to those shareholders, whether registered or not, who request in writing to receive them.

As a result of this additional obligation and cost, your company has made a decision to discontinue the practice of mailing interim financial statements except to those shareholders who request in writing to be added to the supplemental mailing list. If you are a shareholder of NORTRAN PHARMACEUTICALS INC. and wish to be placed on a supplemental mailing fist for the receipt of these financial statements, you must complete and return the Return Card below.

The supplemental list will be updated each year and, therefore, a Return Card will be required annually in order to receive interim financial statements. All other shareholder mailings will continue to be mailed in the normal manner without you completing a Return Card.

================================================================================

TO:     NORTRAN PHARMACEUTICALS INC. (the "Company")

The undersigned certifies that he is the owner of securities (other than debt instruments) of the Company and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.


--------------------------------------------
Name (Please Print)

--------------------------------------------
Address

--------------------------------------------
City/Province (or State)/Postal Code

--------------------------------------------         ---------------------------
Signature of shareholder, or if shareholder is a     Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

                                      Pacific Corporate Trust Company
                                      830 - 625 Howe Street
                                      Vancouver, BC
                                      V6C 3B8

                                      Attention: Stock Transfer Department

                                      Tel:   (604) 689-9853
                                      Fax:   (604) 689-8144

Exhibit 6


Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


                       NORTRAN FISCAL YEAR-END 1999 RESULTS
                       ------------------------------------


Vancouver, Canada, March 15, 2000 -- Nortran Pharmaceuticals Inc. ("Nortran" or the "Company") today released its financial results for the fiscal year ended November 30, 1999. Nortran incurred a net loss of $4,451,320 million or $0.16 per share for the fiscal year ended November 30, 1999. This compares to net losses for the fiscal years ended November 30, 1998 and November 30, 1997 of $5,168,419 million (or $0.19 per share) and $2,749,088 (or $0.14 per share)
respectively.

"Nortran has made significant advances this year and we are excited about the year ahead" said Bob Rieder, President and CEO of Nortran. "We successfully completed a Phase I trial in the United Kingdom for CP1, a drug candidate targeted at treating intractable cough. Intractable cough is a debilitating medical condition for which effective treatment options are very limited. A Phase II clinical trial will commence in the first half of 2000 for this indication. This Phase II trial will determine if CP1 is effective in suppressing induced cough in patients with chronic idiopathic cough. In the area of antiarrhythmics we have entered into our second collaborative agreement. Both collaborators, Aventis Pharma and AstraZeneca, are testing Nortran's drugs with an interest in licensing them. "

Total expenses were $4,901,583 for the year ended November 30, 1999 compared with $5,534,281 in 1998, a decrease of 11%. This decrease was principally due to decrease in general and administration expenses. Research and development expenses were $3,248,775 compared with $3,311,362 in 1998.
Total revenue was $450,263 for the year ended November 30, 1999, an increase of 23% compared with total revenue of $365,862 for the year ended November 30,1998. The increase in revenue principally reflects additional revenue earned from research contracts and government grants.

Working capital at November 30, 1999 was $6,237,713 compared with $5,058,958 in 1998. At November 30, 1999 Nortran had $6,784,170 in cash reserves as compared to $5,283,814 for 1998 consisting of $4,209,003 in cash and cash equivalents and $2,575,167 in short-term investments.

The Company's annual general meeting will be held on May 25, 2000 at 2.00 p.m. at the Four Seasons Hotel, Vancouver, British Columbia.


WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING" STATEMENTS. THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Selected Financial Highlights (Canadian dollars) 1
-------------------------------------------------------------------------------
                                                        At November 30
Balance Sheets                                       1999              1998
-------------------------------------------------------------------------------

Cash and marketable securities                    $4,209,003       $3,919,564
Short-term investments                             2,575,167        1,364,250
Other current assets                                 258,516          277,260
-------------------------------------------------------------------------------
Total current assets                               7,042,686        5,561,074
Capital assets                                       461,576          649,982
Other assets                                       2,359,468        2,597,630
-------------------------------------------------------------------------------
Total assets                                      $9,863,730       $8,808,686
-------------------------------------------------------------------------------

Current liabilities                                 $804,973         $502,116
Long-term capital lease obligations and debt          91,306          217,989
Shareholders' equity                               8,967,451        8,088,581
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity         $9,863,730      $8,808,686
-------------------------------------------------------------------------------


                                                  Years ended November 30
Statements of Loss and Deficit                 1999        1998          1997
-------------------------------------------------------------------------------

Revenue
Interest income                              $258,395     $320,286     $106,187
Grant and other revenue                       191,868       45,576       22,260
-------------------------------------------------------------------------------
                                              450,263      365,862      128,447
-------------------------------------------------------------------------------

Expenses
Research and Development                    3,248,775    3,311,362    1,306,147
General & Administrative                      997,890    1,553,337    1,100,747
Amortisation                                  654,918      669,582      470,641
-------------------------------------------------------------------------------
                                            4,901,583    5,534,281    2,877,535
-------------------------------------------------------------------------------

Net Loss for the Year                     $(4,451,320) $(5,168,419) $(2,749,088)

Deficit Beginning of Year                 (11,863,269)  (6,694,850)  (3,945,762)
-------------------------------------------------------------------------------
Deficit End of Year                      $(16,314,589)$(11,863,269) $(6,694,850)
-------------------------------------------------------------------------------
Net Loss per Common Share2                     $(0.16)      $(0.19)      $(0.14)
-------------------------------------------------------------------------------

1     Condensed from the Company's audited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.



WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING" STATEMENTS. THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran is a commercially-focused drug discovery company. Using pathology-targeted molecules, Nortran focuses on developing treatments for serious medical conditions and illnesses affecting large numbers of people. Nortran's current drugs in development target life-threatening arrhythmias of the heart and acute cough. In the area of antiarrhythmics, Nortran continues to conduct collaborative research with AstraZeneca and Aventis Pharma with both companies testing Nortran's candidates for a potential licensing agreement.

ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
President & Chief Executive Officer



Except for the historical information presented, certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include among others, those described in the Company's annual report in Form 20-F, including the following: uncertainty related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.



WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING" STATEMENTS. THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 7

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF



                      NORTRAN INITIATES PHASE II TRIAL FOR
                      ------------------------------------
                           CHRONIC, IDIOPATHIC COUGH
                           -------------------------

Vancouver, March 28, 2000 - Nortran Pharmaceuticals Inc. today announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic idiopathic cough. The primary goal of the Phase II study is to determine if CP1 is effective in reducing heightened sensitivity to tussive stimuli. The study will be monitored by Inveresk Research, one of the world's leading clinical research organizations.

Idiopathic cough is a sustained cough with no diagnosable cause. Such patients in effect have a heightened sensitivity to cough-irritants such as airborne particles, cold air, or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound CP1 can reduce patient sensitivity to such cough-causing irritants.

Idiopathic cough is a subset of a condition called intractable cough. Intractable cough is commonly associated with asthma, end-stage lung cancer, and a range of other respiratory pathologies. There remains no non-narcotic therapy that is effective against such intractable cough.

The intractable cough market is potentially large. In the "hospital-use" segment, there are each year 29 million patients hospitalized worldwide for respiratory disease and 75% of these patients feature cough as an important symptom. The "non-hospital" segment is made up of patients suffering from respiratory diseases which do not normally require hospitalization. This category includes patients with asthma, emphysema, post-viral cough, bronchitis and idiopathic cough. The worldwide incidence of such pathologies is estimated to be 115 million patients per year. Together, these segments constitute a significant unmet medical need which has not yet been met by the pharmaceutical industry.

Nortran Pharmaceuticals is a commercially focused pharmaceutical company. Current Nortran drugs in development target life-threatening arrhythmia of the heart and intractable cough. Nortran has shown in pre-clinical studies that its antiarrhythmics are both safe and effective in the suppression of arrhythmia associated with heart disease.

ON BEHALF OF THE BOARD

/s/Bob Rieder

Bob Rieder
President & Chief Executive Officer


WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING" STATEMENTS. THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 8

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


                 NORTRAN RECEIVES SCIENCE COUNCIL OF B.C.
                 ---------------------------------------
                    FUNDING FOR ANTIARRYTHMIC PROGRAM
                    ---------------------------------


Vancouver, Canada, April 5, 2000 -- Nortran Pharmaceuticals Inc. ("Nortran" or the "Company") announced today that it has received funding from the Science Council of British Columbia through the province's Technology BC program, to set up an in-house molecular electrophysiology program at Nortran.

Currently, work in the area of molecular electrophysiology utilising human ion channels is being conducted by Dr. David Fedida of the University of British Columbia. "Transfer of this program to Nortran will enable us to strengthen internal expertise in a critical area for research of antiarrhythmics" said Dr. Greg Beatch, VP of Research at Nortran. "Molecular electrophysiology is a major contributor to our ion channel knowledge, and as such, is vital to our understanding of how our antiarrhythmic drugs might be improved. The Science Council's support of this program will add another dimension to our drug research program."

The Company also announced today that 1,500,000 escrow shares have been cancelled. The shares issued pursuant to the Company's initial public offering in 1990 have now been returned to Treasury.

Nortran Pharmaceuticals is a commercially-focused drug discovery company. Using pathology-targeted molecules, Nortran focuses on developing treatments for serious medical conditions and illnesses affecting large numbers of people. Nortran's current drugs in development target life-threatening arrhythmias of the heart and acute cough. In the area of antiarrhythmics, Nortran continues to conduct collaborative research with AstraZeneca and Aventis Pharma with both companies testing Nortran's candidates for a potential licensing agreement.


ON BEHALF OF THE BOARD

/s/Bob Rieder

Bob Rieder
President & Chief Executive Officer


WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING" STATEMENTS. THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 9

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


                Nortran Announces Special Warrant Financing
                -------------------------------------------
                              Of $8 Million
                              -------------


Vancouver, Canada, April 6, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has engaged a syndicate of agents lead by Dlouhy Investments Inc., co-led by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc. to market, on a best-efforts basis, a private placement of special warrants (the "Special Warrants") for gross proceeds of $8 million. The Special Warrants will be issued at a price of $1.40 per Special Warrant and will be exercisable, for no additional consideration, into one common share and one half-of one common share purchase warrant, to be qualified for distribution by a prospectus. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years. Closing is expected to occur on or about April 14, 2000. The net proceeds from the Special Warrants will be held in escrow until the clearance of a prospectus qualifying the underlying securities.

The net proceeds from the Special Warrants will be used to fund the current clinical trials in the Company's chronic cough program and to initiate clinical testing of the Company's antiarrhythmic drug candidates. In addition, a portion of the funds will be used for general corporate purposes.

The Company has agreed to pay the agents a cash commission and grant the agents compensation options exercisable, for 18 months from the closing, for common shares at an exercise price equal to the offering price of the Special Warrants. Closing of the private placement is subject to receipt of all necessary regulatory approvals.

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.






ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 10

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


                     Nortran Closes Special Warrant Financing
                     ----------------------------------------


Vancouver, Canada, April 14, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has successfully closed the special warrant financing announced on April 6, 2000. The offering was subscribed to by Canadian institutional investors and resulted in gross proceeds to the Company of approximately $7.8 million.

A syndicate of agents led by Dlouhy Investments Inc., co-led by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc., participated in this offering. The Special Warrants were issued at a price of $1.40 per Special Warrant and are exercisable, for no additional consideration, into one common share and one-half of one common share purchase warrant, to be qualified for distribution by a prospectus. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years. The net proceeds from the Special Warrants will be held in escrow until the clearance of a prospectus qualifying the underlying securities.

The net proceeds from the Special Warrants will be used to fund clinical development of the Company's lead drug candidates, as well as for general corporate purposes.

Bob Rieder, President and CEO commented, "We welcome the opportunity to raise additional capital for our company. This influx of funds will allow us to move aggressively on our product development plans which include key milestones this year for Nortran's cough drug, CP1 which has just commenced Phase II studies. Additionally, we intend to use these funds to push one of our antiarrhythmic candidates forward into the clinical development track."

In connection with the offering, the Company paid the agents a cash commission and granted the agents compensation options entitling the agents to acquire common shares of the Company at $1.40 for a period of 18 months from the closing.

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmias of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmias, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.






ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 11

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


NORTRAN REPORTS FIRST QUARTER RESULTS
-------------------------------------


Vancouver, Canada, May 1, 2000 -- Nortran Pharmaceuticals Inc. ("Nortran" or the "Company") today reported a net loss of $1,129,831 or 0.03 cents per common share for the three months ended February 29, 2000, compared with a net loss of $787,337 or 0.03 cents per common share for the three months ended February 28, 1999.

The increase in losses was primarily due to higher operating expenditures in both the research and development and general administration. Research and development expenses were $860,256, an increase of 47% from the same quarter in the preceding fiscal year. This increase was primarily due to the lower research expenditure recovery received in the quarter ended February 29, 2000. General and administrative costs increased by 58% from $194,888 for the same quarter in the preceding year to $307,807. The increase in general administration expenses is primarily due to higher consulting and professional fees, office and miscellaneous, and travel and accommodation expenses incurred.

At February 29, 2000, the company's cash and cash equivalents and short-term investments were $5,537,634, (before $7.8 million special warrant financing closed April 14, 2000 at $1.40 per special warrant) an increase of $1,038,375 from 1999. This increase was primarily attributable to the Company's special warrants financing completed in November 1999 ($4,795,454 net of Agent's commission).

The Company recently announced (April 14, 2000) closing a special warrants financing for gross proceeds of $7.8 million. A syndicate of agents led by Dlouhy Investments Inc., co-led by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc., participated in this offering. The net proceeds from the Special Warrants will be held in escrow until the clearance of a prospectus qualifying the underlying securities. The net proceeds from the Special Warrants will be used to fund clinical development of the Company's lead drug candidates, as well as for general corporate purposes.


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF THIS NEWS RELEASE.

Selected Financial Highlights (Canadian dollars) 1
-------------------------------------------------------------------------------
                                                       As at
Balance Sheets                          February 29, 2000     February 28, 1999
-------------------------------------------------------------------------------
Cash and cash equivalents                   $2,383,864            $4,299,259
Short-term investments                       3,153,770               200,000
Other current assets                           250,531               147,854
-------------------------------------------------------------------------------
Total current assets                         5,788,165             4,647,113
Capital assets                                 439,156               595,537
Other assets                                 2,288,544             2,517,374
-------------------------------------------------------------------------------
Total assets                                $8,515,865            $7,760,024
-------------------------------------------------------------------------------

Current liabilities                           $603,409              $240,862
Long-term capital lease obligations
 and debt                                       61,586               217,918
Shareholders' equity                         7,850,870             7,301,244
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity  $8,515,865            $7,760,024
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                 For the Three Months ended
Statements of Loss and Deficit          February 29, 2000     February 28, 1999
-------------------------------------------------------------------------------

Revenue
Interest income                                $77,899               $55,996
Grant and other revenue                         93,994               101,134
-------------------------------------------------------------------------------
                                               171,893               157,130
-------------------------------------------------------------------------------

Expenses
Research and Development                       860,256               585,101
General & Administrative                       307,807               194,888
Amortisation                                   133,661               164,478
-------------------------------------------------------------------------------
                                             1,301,724               944,467
-------------------------------------------------------------------------------

Net Loss for the period                    $(1,129,831)            $(787,337)

Deficit Beginning of period                (16,314,589)          (11,863,269)
-------------------------------------------------------------------------------
Deficit End of period                     $(17,444,420)         $(12,650,606)
-------------------------------------------------------------------------------
Net Loss per Common Share2                      $(0.03)               $(0.03)
-------------------------------------------------------------------------------

1     Condensed from the Company's unaudited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.



THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF THIS NEWS RELEASE.

Nortran is a commercially-focused drug discovery company. Using pathology-targeted molecules, Nortran focuses on developing treatments for serious medical conditions and illnesses affecting large numbers of people. Nortran's current drugs in development target life-threatening arrhythmias of the heart and acute cough. In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma. In the area of cough, Nortran recently announced the start of a Phase II clinical trial of its lead product, CP1, in patients with chronic idiopathic cough.


ON BEHALF OF THE BOARD

/s/Bob Rieder


Robert Rieder
President & Chief Executive Officer






Except for the historical information presented, certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include among others, those described in the Company's annual report in Form 20-F, including the following: uncertainty related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF THIS NEWS RELEASE.

Exhibit 12


Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


            Nortran To Complete $0.5 Million Private Placement
            --------------------------------------------------


Vancouver, Canada, May 24, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has entered into an agreement to complete a non-brokered private placement to raise $0.5 million. The investment will be made by FutureFund Capital (VCC) Corp. ("FutureFund") a publicly-traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies. The investment in the Company is subject to regulatory approval, including without limitation, that of the administrator of the Small Business Venture Capital Act (British Columbia).

This private placement, will be for 357,143 units at a price of $1.40 per unit, each unit consisting of one common share and one-half of one common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one common share of the Company at $1.60 for a period of two years.

Bob Rieder, President and CEO commented, "We are happy to become a member of FutureFund's portfolio of technology companies. FutureFund's investment in Nortran, and companies like Nortran, is an important contributor in helping build our BC technology industries. This additional funding for Nortran will allow us to carry on certain optional programs which we think have high potential for adding value to our company."

FutureFund's balanced portfolio is comprised of emerging technology companies located in British Columbia, primarily in biotechnology, information technology, communications, proprietary chemistry and other leading edge technologies. Investments in other biotechnology companies have included in recent months investment in Kinetek Pharmaceuticals Inc. and Synapse Technologies Inc.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a chronic cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmias, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.


ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 13

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


               Nortran Closes $0.5 Million Private Placement
               ---------------------------------------------


Vancouver, Canada, June 5, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has closed the non-brokered private placement announced on May 24, 2000. The $0.5 million investment has been made by FutureFund Capital (VCC) Corp. ("FutureFund") a publicly-traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies.

This private placement was for 357,142 units at a price of $1.40 per unit, each unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase one common share of the Company at $1.60 for a period of two years.

Bob Rieder, President and CEO commented, "Future Fund is a knowledgeable and sophisticated firm. We are pleased to have been selected for their investment. The funds will be very useful in carrying out certain optional programs which we think can bring great value to the company."

FutureFund's balanced portfolio is comprised of emerging technology companies located in British Columbia, primarily in biotechnology, information technology, communications, proprietary chemistry and other leading edge technologies. Investments in other biotechnology companies have included in recent months investment in Kinetek Pharmaceuticals Inc. and Synapse Technologies Inc.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a chronic cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmias, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.


ON BEHALF OF THE BOARD

/s/Robert Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 14

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


                      Nortran Files Final Prospectus for
                      ----------------------------------
                    $7.8 Million Special Warrant Financing
                    --------------------------------------


Vancouver, Canada, June 20, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has obtained receipts for a final prospectus filed in British Columbia, Ontario, Alberta and Yukon, in connection with the previously announced Special Warrant financing of approximately $7.8 million, which closed on April 14, 2000. A syndicate of agents co-led by Dlouhy Investments Inc., and Goepel McDermid Inc. and including HSBC Securities (Canada) Inc., participated in this financing.

The prospectus qualifies for distribution 5,549,200 common shares issuable upon exercise of the Special Warrants. The Special Warrants were issued at a price of $1.40 per Special Warrant and are exercisable, for no additional consideration, into one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years.

The net proceeds from the Special Warrants will be used to fund clinical development of the Company's lead drug candidates, as well as for general corporate purposes.

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.





ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 15

                                                                 ONTARIO
                                                        BRITISH COLUMBIA
                                                                  QUEBEC

                                     FORM 27

                                  SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
          SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), AND
                   SECTION 73 OF THE SECURITIES ACT (QUEBEC)


ITEM 1.   REPORTING ISSUER

          State the full name and address of the principal office in Canada of the reporting issuer:

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

ITEM 2.   DATE OF MATERIAL CHANGE

          April 6, 2000

ITEM 3.   PRESS RELEASE

          State the date and place(s) of issuance of the press release.

          April 6, 2000 - Vancouver, British Columbia

ITEM 4.   SUMMARY OF MATERIAL CHANGE

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has engaged a syndicate of agents lead by Dlouhy Investments Inc., co-lead by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc. to market, on a best-efforts basis, a private placement of special warrants (the "Special Warrants") for gross proceeds of $8 million. The Special Warrants will be issued at a price of $1.40 per Special Warrant and will be exercisable into one common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years. Closing is expected to occur on or before April 14, 2000.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated April 6, 2000 for further details.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          If the report is being filed on a confidential basis, state the reasons for such reliance.

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICERS

          To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

          Name:      Dr. Michael J. Walker
          Title:     Chairman of the Board
          Phone No.: (604) 822.9531

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 11th day of April, 2000

                                         NORTRAN PHARMACEUTICALS INC.

                                         Per:     /s/Dr. Michael J. Walker
                                                  --------------------------
                                                    Signature

                                                  Dr. Michael J. Walker
                                                  Chairman of the Board


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


                Nortran Announces Special Warrant Financing
                -------------------------------------------
                              Of $8 Million
                              -------------


Vancouver, Canada, April 6, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has engaged a syndicate of agents lead by Dlouhy Investments Inc., co-led by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc. to market, on a best-efforts basis, a private placement of special warrants (the "Special Warrants") for gross proceeds of $8 million. The Special Warrants will be issued at a price of $1.40 per Special Warrant and will be exercisable, for no additional consideration, into one common share and one half-of one common share purchase warrant, to be qualified for distribution by a prospectus. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years. Closing is expected to occur on or about April 14, 2000. The net proceeds from the Special Warrants will be held in escrow until the clearance of a prospectus qualifying the underlying securities.

The net proceeds from the Special Warrants will be used to fund the current clinical trials in the Company's chronic cough program and to initiate clinical testing of the Company's antiarrhythmic drug candidates. In addition, a portion of the funds will be used for general corporate purposes.

The Company has agreed to pay the agents a cash commission and grant the agents compensation options exercisable, for 18 months from the closing, for common shares at an exercise price equal to the offering price of the Special Warrants. Closing of the private placement is subject to receipt of all necessary regulatory approvals.

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.






ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 16

                                                                  ONTARIO
                                                         BRITISH COLUMBIA
                                                                   QUEBEC

                                    FORM 27

                                SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
            SECTION 85(1) OF THE SECURITIES ACT AND SECTION 151 OF THE
                        SECURITIES RULES (BRITISH COLUMBIA)


ITEM 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

ITEM 2.   DATE OF MATERIAL CHANGE

          April 14, 2000

ITEM 3.   PRESS RELEASE

          April 14, 2000 -  Vancouver, British Columbia

ITEM 4.     SUMMARY OF MATERIAL CHANGE

The Issuer has closed the special warrant private placement announced by the Issuer on April 2, 2000 for gross proceeds of approximately &7.8 million.


ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer has closed the special warrant private placement announced by the Issuer on April 6, 2000 for gross proceeds of approximately $7.8 million.

A total of 5,549,200 special warrants were issued to Subscribers to the private placements. Each Special Warrant entitles the holder to acquire one common share in the capital of the Issuer at a price of $1.40 per share and one-half common share purchase warrant (the "Warrant"). Each whole Warrant entitles the holder to purchase one common share in the capital of the Issuer at a price of $1.60 per share until April 14, 2002.

A syndicate of agents lead by Dlouhy Investments Inc., co-lead by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc. participated in this offering. The agents received an aggregate of $543,821.60 in cash and 554,920 Compensation Options. Each Compensation Option entitles the holder to one agent's warrant (the "Agent's Warrant"). Each Agent's Warrant entitles the

NPI500.219
holder to acquire on exercise one common share in the capital of the Issuer at a deemed price of $1.40 per share until October 14, 2001. The net proceeds of the financing will be held in escrow pending clearance of a prospectus. If a final prospectus is not receipted within 90 days of closing, holders of special warrants will have 21 days to either have their special warrants repurchased or receive 1.1 shares and one-half warrant upon exercise of their Special Warrants.

The net proceeds from the private placement will be used to fund clinical development of the Issuer's lead drug candidates, as well as for general corporate purposes.


ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.


ITEM 8.   SENIOR OFFICERS

     Name:       Robert W. Rieder
     Title:      President and Chief Executive Officer
     Phone No.:  (604) 222-5577

ITEM 9.     STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.



April 20, 2000                  Per:      /s/Robert W. Rieder
---------------------------               ---------------------------
Date                                      Signature

                                          Robert W. Rieder
                                          ----------------------------
                                          Name of Officer

                                          President and Chief Executive Officer
                                          -------------------------------------
                                          Title of Officer

                                          Vancouver, British Columbia
                                          -------------------------------------
                                          Place

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


                     Nortran Closes Special Warrant Financing
                     ----------------------------------------


Vancouver, Canada, April 14, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has successfully closed the special warrant financing announced on April 6, 2000. The offering was subscribed to by Canadian institutional investors and resulted in gross proceeds to the Company of approximately $7.8 million.

A syndicate of agents led by Dlouhy Investments Inc., co-led by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc., participated in this offering. The Special Warrants were issued at a price of $1.40 per Special Warrant and are exercisable, for no additional consideration, into one common share and one-half of one common share purchase warrant, to be qualified for distribution by a prospectus. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years. The net proceeds from the Special Warrants will be held in escrow until the clearance of a prospectus qualifying the underlying securities.

The net proceeds from the Special Warrants will be used to fund clinical development of the Company's lead drug candidates, as well as for general corporate purposes.

Bob Rieder, President and CEO commented, "We welcome the opportunity to raise additional capital for our company. This influx of funds will allow us to move aggressively on our product development plans which include key milestones this year for Nortran's cough drug, CP1 which has just commenced Phase II studies. Additionally, we intend to use these funds to push one of our antiarrhythmic candidates forward into the clinical development track."

In connection with the offering, the Company paid the agents a cash commission and granted the agents compensation options entitling the agents to acquire common shares of the Company at $1.40 for a period of 18 months from the closing.

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmias of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmias, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.






ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 17


                                                                  ONTARIO
                                                         BRITISH COLUMBIA
                                                                   QUEBEC

                                    FORM 27

                                SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
            SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), AND
                   SECTION 73 OF THE SECURITIES ACT (QUEBEC)


ITEM 1.   REPORTING ISSUER

          State the full name and address of the principal office in Canada of the reporting issuer:

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

ITEM 2.   DATE OF MATERIAL CHANGE

          May 24, 2000

ITEM 3.   PRESS RELEASE

          State the date and place(s) of issuance of the press release.

          May 24, 2000 -  Vancouver, British Columbia

ITEM 4.   SUMMARY OF MATERIAL CHANGE

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has arranged a private placement to raise gross proceeds of $500,000.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

The Company has entered into an agreement to complete a non-brokered private placement to raise $500,000. The investment will be made by FutureFund Capital
(VCC) Corp., a publicly traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies. The investment in the Company is subject to regulatory approval, including without limitation, that of the administrator of the Small Business Venture Capital Act (British Columbia). This private placement will be for 357,142 units at a price of $1.40 per unit, each unit consisting of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.60 for a period of two years.
Reference is made to the attached press release dated May 24, 2000.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          If the report is being filed on a confidential basis, state the reasons for such reliance.

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.


ITEM 8.   SENIOR OFFICERS

          To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

          Name:       Sheila Grant
          Title:      Corporate Secretary
          Phone No.:  (604) 222-5577

ITEM 9.     STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

                                         NORTRAN PHARMACEUTICALS INC.

May 31, 2000                             Per:     /s/Sheila Grant
------------                                      ------------------------
   Date                                              Signature

                                                    Sheila Grant
                                                    -------------
                                                    Name of Officer

                                                    Corporate Secretary
                                                    --------------------
                                                    Title of Officer

Vancouver, British Columbia
     Place

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


            Nortran To Complete $0.5 Million Private Placement
            --------------------------------------------------


Vancouver, Canada, May 24, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has entered into an agreement to complete a non-brokered private placement to raise $0.5 million. The investment will be made by FutureFund Capital (VCC) Corp. ("FutureFund") a publicly-traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies. The investment in the Company is subject to regulatory approval, including without limitation, that of the administrator of the Small Business Venture Capital Act (British Columbia).

This private placement, will be for 357,143 units at a price of $1.40 per unit, each unit consisting of one common share and one-half of one common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one common share of the Company at $1.60 for a period of two years.

Bob Rieder, President and CEO commented, "We are happy to become a member of FutureFund's portfolio of technology companies. FutureFund's investment in Nortran, and companies like Nortran, is an important contributor in helping build our BC technology industries. This additional funding for Nortran will allow us to carry on certain optional programs which we think have high potential for adding value to our company."

FutureFund's balanced portfolio is comprised of emerging technology companies located in British Columbia, primarily in biotechnology, information technology, communications, proprietary chemistry and other leading edge technologies. Investments in other biotechnology companies have included in recent months investment in Kinetek Pharmaceuticals Inc. and Synapse Technologies Inc.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a chronic cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmias, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.


ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 18

                                                                  ONTARIO
                                                         BRITISH COLUMBIA
                                                                   QUEBEC

                                    FORM 27

                                SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
                SECTION 85(1) OF THE SECURITIES ACT AND SECTION 151
                    OF THE SECURITIES RULES (BRITISH COLUMBIA)


ITEM 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

ITEM 2.   DATE OF MATERIAL CHANGE

          June 5, 2000

ITEM 3.   PRESS RELEASE

          June 5, 2000 -  Vancouver, British Columbia

ITEM 4.   SUMMARY OF MATERIAL CHANGE

The Issuer has closed a non-brokered private placement made on May 24, 2000. The $0.5 million investment has been made by FutureFund Capital (VCC) Corp., a publicly traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release for further details.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICERS

          Name:       Robert W. Rieder
          Title:      President and Chief Executive Officer
          Phone No.:  (604) 222-5577

ITEM 9.   STATEMENT OF SENIOR OFFICER


     The foregoing accurately discloses the material change referred to herein.



June 7, 2000                    Per:      /s/Robert W. Rieder
---------------------------               ---------------------------
Date                                      Signature

                                          Robert W. Rieder
                                          ----------------------------
                                          Name of Officer

                                          President and Chief Executive Officer
                                          -------------------------------------
                                          Title of Officer

                                          Vancouver, British Columbia
                                          -------------------------------------
                                          Place



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


               Nortran Closes $0.5 Million Private Placement
               ---------------------------------------------


Vancouver, Canada, June 5, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has closed the non-brokered private placement announced on May 24, 2000. The $0.5 million investment has been made by FutureFund Capital (VCC) Corp. ("FutureFund") a publicly-traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies.

This private placement was for 357,142 units at a price of $1.40 per unit, each unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase one common share of the Company at $1.60 for a period of two years.

Bob Rieder, President and CEO commented, "Future Fund is a knowledgeable and sophisticated firm. We are pleased to have been selected for their investment. The funds will be very useful in carrying out certain optional programs which we think can bring great value to the company."

FutureFund's balanced portfolio is comprised of emerging technology companies located in British Columbia, primarily in biotechnology, information technology, communications, proprietary chemistry and other leading edge technologies. Investments in other biotechnology companies have included in recent months investment in Kinetek Pharmaceuticals Inc. and Synapse Technologies Inc.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a chronic cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmias, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmias. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.


ON BEHALF OF THE BOARD

/s/Robert Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 19


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                      FORM 27

                                   SECURITIES ACT

                             MATERIAL CHANGE REPORT UNDER
                    SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
                SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
                  SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                        SECTION 73 OF THE SECURITIES ACT (QUEBEC)


ITEM 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, British Columbia V6S 2L2

ITEM 2.     DATE OF MATERIAL CHANGE

            June 19, 2000

ITEM 3.     PRESS RELEASE

            June 20, 2000 -  Vancouver, British Columbia

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer has obtained receipts for a final prospectus filed in British Columbia, Ontario, Alberta and Yukon, in connection with the previously announced special warrant financing of approximately $7.8 million, which closed on April 14, 2000.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See attached press release for further details.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not applicable.

ITEM 7.     OMITTED INFORMATION

            Not applicable.

ITEM 8.     SENIOR OFFICERS

            Name:          Robert W. Rieder
            Title:         President and Chief Executive Officer
            Phone No.:     (604) 222-5577

ITEM 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.


June 20, 2000                           Per:     /s/Robert W. Rieder
---------------------------------       ----------------------------------------
Date                                    Signature

                                        Robert W. Rieder
                                        ----------------------------------------
                                        Name of Officer

                                        President and Chief Executive Officer
                                        ----------------------------------------
                                        Title of Officer

                                        Vancouver, British Columbia
                                        ----------------------------------------
                                        Place

Nortran Pharmaceuticals Inc.        3650 Wesbrook Mall  Tel: 604-222-5577
                                    Vancouver, BC       Fax: 604-222-6617
                                    V6S 2L2 CANADA      Website: www.nortran.com

For Immediate Release               CDNX: NRT, NASD BB: NTRDF


THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO THE U.S. WIRE SERVICE OR DISSEMINATION IN THE U.S.


                      Nortran Files Final Prospectus for
                      ----------------------------------
                    $7.8 Million Special Warrant Financing
                    --------------------------------------


Vancouver, Canada, June 20, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has obtained receipts for a final prospectus filed in British Columbia, Ontario, Alberta and Yukon, in connection with the previously announced Special Warrant financing of approximately $7.8 million, which closed on April 14, 2000. A syndicate of agents co-led by Dlouhy Investments Inc., and Goepel McDermid Inc. and including HSBC Securities (Canada) Inc., participated in this financing.

The prospectus qualifies for distribution 5,549,200 common shares issuable upon exercise of the Special Warrants. The Special Warrants were issued at a price of $1.40 per Special Warrant and are exercisable, for no additional consideration, into one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $1.60 for a period of two years.

The net proceeds from the Special Warrants will be used to fund clinical development of the Company's lead drug candidates, as well as for general corporate purposes.

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.





ON BEHALF OF THE BOARD

/s/Bob Rieder

Robert Rieder
Chief Executive Officer




The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 20

                         PACIFIC CORPORATE TRUST COMPANY
                           Suite 830 - 625 Howe Street
                            Vancouver, B.C.  V6C 3B8

                            Telephone: (604) 689-9853
                               Fax: (604) 689-8144


March 15, 2000


The B.C. Securities Commission
2nd Floor - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:        Nortran Pharmaceuticals Inc.
                (Cusip 66877L104)
Meeting:        Annual  General Meeting
Record Date:    April 10, 2000
Meeting Date:   May 25, 2000

If you require further information, please contact:

                   /s/ Heather Davey

                   Heather Davey
                   Pacific Corporate Trust Company



cc: Alberta Securities Commission         cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission        cc: Quebec Securities Commission
cc: New Brunswick Securities Commission   cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission    cc: Northwest Territory
cc: Nova Scotia Securities Commission     cc: Yukon Territory
cc: Ontario Securities Commission         cc: Canadian Venture Exchange

                         NORTRAN PHARMACEUTICALS INC.





      2000

    ANNUAL               Notice of Annual General Meeting of Members

   GENERAL               Management Proxy Circular

  MEETING










Place:                   The Four Seasons Hotel
                         791 West Georgia Street
                         Vancouver, BC V6C 2T4
                         Telephone:  (604) 844-6714

Time:                    2:00 p.m. (Vancouver time)

Date:                    Thursday, May 25, 2000

                    NORTRAN PHARMACEUTICALS INC.


CORPORATE                Head Office
DATA                     3650 Wesbrook Mall
                         Vancouver, BC
                         V6S 2L2

                         Telephone:  604-222-5577
                         Facsimile:  604-222-6617
                         Web:    www.nortran.com
                                 ---------------

                         Directors & Officers
                         Michael J. A. Walker, Ph.D.  Chairman of the Board &
                                                      Director
                         Robert W. Rieder, M.B.A.   President, CEO, and Director
                         Allen I. Bain, Ph.D.       Director
                         Clive P. Page, Ph.D.       Director
                         Colin R. Mallet            Director
                         Oh Kim Sun                 Director
                         Darrel Elliott             Director

                         Gregory N. Beatch, Ph.D.   Vice-President of Research
                         Sheila M. Grant, M.B.A.    Secretary,
                                                    Director of Finance
                                                    & Administration

                         Registrar & Transfer Agent
                         Pacific Corporate Trust Company
                         830 - 625 Howe Street
                         Vancouver, BC V6C 3B8

                         Solicitors
                         Catalyst Corporate Finance Lawyers
                         1100 - 1055 W. Hastings St
                         Vancouver, BC V6E 2E9

                         Auditors
                         Ernst & Young
                         Pacific Centre, P.O. Box 10101
                         700 West Georgia Street
                         Vancouver, BC V7Y 1C7

                         Listing
                         Canadian Venture Exchange    Symbol:  NRT
                         NASD OTC BB                  Symbol:  NTRDF

                       NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Nortran Pharmaceuticals Inc. (the "Company") will be held at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, May 25, 2000 at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1.     to receive the report of the Directors of the Company;

2. to receive the audited financial statements of the Company for the year ended November 30, 1999, and the report of the auditors thereon;

3. to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor;

4.     to set the number of Directors of the Company at seven;

5.     to elect seven persons as Directors of the Company;

6. to consider, and if thought fit, pass an ordinary resolution, with or without amendment that:

       "The issuance by the Company in one or more private placements of such number of securities that would result in the Company making issuable during the next twelve months an amount of securities that exceeds 25% of the Company's issued and outstanding shares (on a non-diluted basis) to a maximum of 100% of the Company's issued and outstanding shares (on a non-diluted basis), subject to the restrictions described in the Company's Information Circular dated April 10, 2000, is hereby approved."; and

7. to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or deliver it to the Chairman at the Meeting.

DATED at Vancouver, British Columbia as of the 10th day of April, 2000.

By Order of the Board of Directors of

NORTRAN PHARMACEUTICALS INC.


/s/ Robert W. Rieder


Robert W. Rieder,
President and Chief Executive Officer

Exhibit 21


THIS PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

NEW ISSUE                                                   DATED: JUNE 19, 2000
                                 PROSPECTUS


                               [GRAPHIC OMITTED]

                          Nortran Pharmaceuticals Inc.


             5,549,200 Common Shares on Exercise of Special Warrants
                2,774,600 Warrants on Exercise of Special Warrants
554,920 Agents' Warrants on Exercise of Compensation Options in British Columbia
                        (277,460 Agents' Warrants in Ontario)

Nortran Pharmaceuticals Inc. (the "Issuer") is qualifying the distribution of 5,549,200 common shares in the capital of the Issuer (the "Common Shares") and 2,774,600 share purchase warrants (the "Warrants") which will be issued upon exercise of special warrants (the "Special Warrants"). Each Special Warrant entitles the holder to receive without payment of additional consideration, one Common Share and 0.5 Warrant. Each whole Warrant entitles the holder thereof to purchase one additional Common Share at a price of $1.60 on or before 4:00 p.m. (Vancouver time) on April 14, 2002. The Issuer is also qualifying the distribution of 554,920 Agents' Warrants in British Columbia, 277,460 of which are being qualified in Ontario. The Special Warrants were issued on April 14, 2000, on a private placement basis (the "Private Placement"), pursuant to an agency agreement (the "Agency Agreement") among the Issuer, Dlouhy Investments Inc., Goepel McDermid Inc. and HSBC Securities (Canada) Inc. (collectively, the "Agents").

THE SECURITIES OFFERED HEREUNDER HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (the "1933 Act"), AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO A "US PERSON" AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

The Special Warrants are exercisable until 4:00 p.m. (Vancouver time) on the day which is the earlier of: (a) the fifth business day following the date on which the last of the receipts (the "Receipts") is issued for this Prospectus by the appropriate securities regulatory authorities; and (b) April 14, 2001. If the Receipts have not been issued by July 13, 2000, the holders will be entitled to have their Special Warrants repurchased by the Issuer at the aggregate issue price plus interest earned thereon or, alternatively, to retain their Special Warrants and receive 1.1 Common Shares (rather than one Common Share) and 0.5 Warrant upon exercise of each Special Warrant held.

================================================================================
                       Price     Agents' Commission(1)     Proceeds to Issuer(2)
--------------------------------------------------------------------------------
Per Special Warrant     $1.40            $0.098                  $1.302
--------------------------------------------------------------------------------
Total:                $7,768,880         $543,822              $7,225,058
================================================================================

(1) In connection with the Private Placement, the Issuer paid a cash commission to the Agents of $543,822 from the proceeds of the Offering. Additionally, the Agents received compensation options (the "Compensation Options"). See "Plan of Distribution" for further particulars.
(2) Before deducting the balance of the expenses of the Private Placement and and this Prospectus, estimated at $200,058, which will be borne by the Issuer. See "Use of Proceeds" for further particulars.

As part of the Agents' commission for their services rendered in connection with the Private Placement, the Issuer issued 554,920 Compensation Options to the

Page ii

Agents, representing 10% of the number of Special Warrants sold under the Private Placement. Upon exercise, each Compensation Option entitles the Agents to receive, without payment of additional consideration, one Agents' Warrant. Each Agents' Warrant entitles the holder to purchase one Common Share at a price of $1.40 until 4:00 p.m. (Vancouver time) on October 14, 2001. If the Receipts have not been issued by July 13, 2000, then each Agents' Warrant will entitle the Agents to purchase 1.1 Common Shares (rather than one Common Share) upon exercise.

As of the date of this Prospectus, none of the Special Warrants or Compensation Options have been exercised. No additional commission or fee will be paid to the Agents and no additional proceeds will be received by the Issuer in connection with the exercise of the Special Warrants and Compensation Options.

The net proceeds of the Private Placement received from the subscribers were placed in escrow pursuant to a special warrant indenture dated April 14, 2000 between the Issuer and Pacific Corporate Trust Company (the "Special Warrant Indenture"). The escrowed proceeds will be released from escrow upon the earlier to occur of (i) the fifth business day following the date on which the last of the Receipts for this Prospectus is issued by the appropriate securities regulatory authorities; and (ii) August 3, 2000. See "Plan of Distribution" for further particulars.

The Special Warrants are subject to restrictions on resale until such time as the hold period prescribed by the Securities Act in the applicable jurisdiction has expired, a further statutory exemption may be relied upon by the investor, a discretionary order is obtained from the applicable securities regulatory authority or a receipt for this Prospectus is issued by the applicable securities regulatory authority.

By approval of the Private Placement, the Canadian Venture Exchange Inc. (the "CDNX") has approved the listing of the Common Shares issuable upon exercise of the Special Warrants, Warrants and the Agents' Warrants.

An investment in Common Shares of the Issuer should be regarded as highly speculative due to the nature of the Issuer's business and its present stage of development. The Common Shares issued upon exercise of the Special Warrants are suitable only for investors who have no need for liquidity in their investments. The price of each Special Warrant exceeded the net tangible book value of the common shares as at February 29, 2000, after giving effect to the Private Placement by $1.09, representing dilution of 77.86% ($0.94 and 67.14% on a fully diluted basis). See "Risk Factors" and "Dilution" for further particulars.

After giving effect to the issuance of the Common Shares upon exercise of the Special Warrants and exercise of the Warrants and Agents' Warrants, 79.5% (35,326,062) of the voting securities of the Issuer will be held by the public and the remaining 20.5% (9,114,306) of the voting securities will be held by promoters, insiders, the Agents and holders of performance shares (assuming Receipts are issued by July 13, 2000). See "Directors, Management and Officers" for further particulars.

The Common Shares are listed and posted for trading on the CDNX (Symbol: "NRT") and are quoted on the OTC Electronic Bulletin Board (Symbol: "NTRDF"). On April 6, 2000, the date on which the Private Placement was announced, the closing price of the Common Shares on the CDNX was $1.46. On April 14, 2000, the date of closing of the Private Placement, the closing price of the Common Shares on the CDNX was $1.25. The purchase price of $1.40 per Special Warrant was established by negotiation between the Issuer and the Agents. The Special Warrants and Compensation Options were issued pursuant to exemptions from the prospectus requirements of applicable securities legislation.

Certain legal matters relating to the distribution of the Common Shares and Warrants upon exercise of the Special Warrants and the Agents' Warrants upon exercise of the Compensation Options will be passed upon on behalf of the Issuer by Catalyst Corporate Finance Lawyers and on behalf of the Agents by Blake, Cassels & Graydon LLP.

Page iii

                                   TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

PROSPECTUS SUMMARY                                                             V

GLOSSARY                                                                      IX

THE ISSUER                                                                     1

BUSINESS OF THE ISSUER                                                         1
Overview                                                                       1
Commercial Focus                                                               1
Business Strategy                                                              2
Stated Business Objectives                                                     3
Milestones                                                                     3
Products Under Development                                                     4
Market                                                                        10
Summary and Analysis of Financial Operations                                  12
Management Discussion and Analysis                                            13
Acquisitions                                                                  15
Licenses and Collaborative Research Agreements                                16
Management                                                                    17
Organizational Structure and Facilities                                       18
Regulatory Environment                                                        19
Proprietary Protection                                                        21
Administration                                                                24

USE OF PROCEEDS                                                               25
Funds Available                                                               25
Principal Purposes                                                            25

RISK FACTORS                                                                  25

DIRECTORS, MANAGEMENT AND OFFICERS                                            32
Name, Address, Occupation and Security Holdings                               32
Aggregate Ownership of Securities                                             33
Other Reporting Issuers                                                       34
Corporate Cease Trade Orders or Bankruptcies                                  34
Penalties or Sanctions                                                        34
Individual Bankruptcies                                                       35
Interest of Management and Others in Material Transactions                    35
Scientific Advisory Board                                                     35
Consulting Arrangements                                                       35

INDEBTEDNESS OF DIRECTORS, OFFICERS, AND MANAGEMENT                           36

PAYMENTS TO INSIDERS                                                          36
Executive Compensation                                                        36
Compensation of Directors                                                     38
Related Party Transactions                                                    38
Proposed Compensation                                                         38
Directors and Officers Insurance                                              39

DILUTION                                                                      39

Page iv

CAPITALIZATION                                                                39
Options and Other Rights to Purchase Securities                               40
Fully Diluted Share Capital                                                   43
Principal Holders of Voting Securities                                        43
Dividend Policy                                                               43
PLAN OF DISTRIBUTION                                                          44
Terms of the Agency Agreement                                                 44
Distribution of Securities                                                    44
Escrowed Proceeds                                                             44

DESCRIPTION OF SECURITIES OFFERED                                             45
Special Warrant Indenture                                                     45
Warrant Indenture                                                             46
Common Shares                                                                 46
Agents' Warrants                                                              46

PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES                              47

PRIOR SALES                                                                   48

INVESTOR RELATIONS ARRANGEMENTS                                               48

LEGAL PROCEEDINGS                                                             49

AUDITOR                                                                       49

REGISTRAR AND TRANSFER AGENT                                                  49

MATERIAL CONTRACTS                                                            49

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION                                    50

PURCHASERS' STATUTORY RIGHTS                                                  50

FINANCIAL STATEMENTS

CERTIFICATE OF THE ISSUER

CERTIFICATE OF THE AGENTS



Unless otherwise stated, all dollar amounts in this Prospectus refer to Canadian dollars. On June 6, 2000, the noon rate of exchange of the New York Federal Reserve Bank was $1.4780 Canadian dollars for each US dollar.

Page v

                             PROSPECTUS SUMMARY

The following is a summary of the information set out in this prospectus (the "Prospectus") and is qualified by the detailed information contained elsewhere in this Prospectus. Certain capitalized terms and technical terms used but not defined in this Summary are defined in the glossary.

                                The Offering

Issuer:        Nortran Pharmaceuticals Inc. (the "Issuer")

The Issue:     This Prospectus qualifies the distribution by the Issuer of:

1. 5,549,200 Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants previously distributed by the Issuer pursuant to the Private Placement;

2. 2,774,600 Warrants to be issued upon the exercise or deemed exercise of the Special Warrants previously distributed by the Issuer pursuant to the Private Placement; and

3. 554,920 Agents' Warrants to be issued upon the exercise or deemed exercised exercise of the Compensation Options, only 277,460 of which are also being qualified in Ontario. Each Agents' Warrant entitles the holder to acquire one Common Share at $1.40 until October 14, 2001.

See "Plan of Distribution" and "Description of Securities Offered".

Private Placement: On April 14, 2000, the Issuer completed the distribution of 5,549,200 Special Warrants at a subscription price of $1.40 per Special Warrant pursuant to the Private Placement, for gross proceeds of $7,768,880. Each Special Warrant is exercisable, without payment of additional consideration, into one Common Share and 0.5 Warrant. On the earlier to occur of (a) the fifth business day after the last of the Receipts is issued, and (b) April 14, 2001, any unexercised Special Warrants will be deemed to have been exercised by the holder.

In connection with the Private Placement, the Issuer paid a cash commission of $543,822 to the Agents, and granted the Agents 554,920 Compensation Options. Each Compensation Option entitles the Agents to acquire, without payment of additional consideration, one Agents' Warrant. Each Agents' Warrant entitles the holder to purchase one Common Share at a price of $1.40 until October 14, 2001. On the earlier to occur of (a) the fifth business day after the last of the Receipts is issued, and (b) April 14, 2001, any unexercised Compensation Options will be deemed to have been exercised by the holder.

If the Special Warrants and Compensation Options are exercised prior to the issuance of the Receipts, the Common Shares and Warrants and the Agents' Warrants will be subject to trading restrictions under applicable securities legislation.

If the Receipts are not issued by July 13, 2000, each Special Warrant will be exercisable into 1.1 Common Shares and 0.5 Warrant rather than one Common Share and 0.5 Warrant and each Agents' Warrant will be exercisable into 1.1 Common Shares rather than one Common Share; provided, however, that the holders of the Special Warrants shall have the right to require the Issuer to repurchase their respective Special Warrants at the issue price plus interest earned thereon.

Page vi

Funds Available: The Issuer has, as of April 30, 2000, the following funds available for its use (the "Funds Available"):

Net Proceeds from sale of Special Warrants (1)                      $ 7,025,000
Estimated working capital as of April 30, 2000                      $ 4,969,000
                                                                    -----------
Total Funds Available                                               $11,994,000
                                                                    ===========

Use of Proceeds:  The Issuer anticipates using the Funds Available as follows:

Antiarrhythmic Project pre-clinical toxicology studies including GMP
     manufacture of drug candidate(2)                               $   700,000
Antiarrhythmic Project, Phase I trial (2)                             1,000,000
Antiarrhythmic Project, Phase II trial (2)                            2,300,000
Cough Project, Phase II trial (3)                                       300,000
Patents (4)                                                             500,000
Administration costs (5)                                              2,288,000
Working capital to fund ongoing operations                            4,906,000
                                                                  -------------

TOTAL:                                                              $11,994,000
                                                                  =============

(1) Net of estimated Offering expenses, including a cash commission of $543,822 paid by the Issuer to the Agents. See "Plan of Distribution".
(2) See "Business of the Issuer - Products Under Development - The Antiarrhythmic Project".
(3)   See "Business of the Issuer - Products Under Development - The Cough
      Project".
(4) See "Business of the Issuer - Stated Business Objectives" and "Proprietary Protection - Patents".
(5) For a breakdown of estimated administration expenses, see "Business of the Issuer - Administration".

All proceeds received from the exercise of the Warrants and Agents' Warrants will be added to working capital. Also see "Use of Proceeds" and "Business of the Issuer - Stated Business Objectives".

Risk Factors: An investment in the securities offered under this Prospectus is subject to certain significant risk factors and should be considered highly speculative. These risk factors include, but are not limited to: uncertainties related to early stage of development; limited revenues; history of significant losses; accumulated deficit; future capital needs; uncertainties of additional funding; biopharmaceutical company stocks have historically been volatile; escrowed proceeds; no assurance of regulatory approval; potential delays; no assurance of market acceptance; substantial competition; dependence upon key personnel; no assurance regarding licensing of proprietary technology owned by others; unpredictability of patent protection; management of growth; no assurance of successful manufacturing; delays from non-compliance with Good Manufacturing Practices; no assurance of successful marketing; dependence on and management of future corporate collaborations; exposure from product liability claims; dilution; conflicts of interest; and no history of or present intention to declare dividends. See "Risk Factors".

                             Business of the Issuer

The Issuer is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Issuer's core research is focussed on the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough.

Ion Channel Focus

The Issuer focuses on developing drugs for diseases involving ion channels.
This focus allows the Issuer to work in multiple therapeutic areas, each with major unmet medical needs. The therapeutic areas of cardiology, respiratory and

Page vii

analgesia are the Issuer's primary areas of interest. The Issuer currently has four projects in pre-clinical/clinical development in the following therapeutic fields: (1) antiarrhythmics (to treat arrhythmia and prevent Sudden Cardiac Death); (2) antitussives (to treat unproductive cough); (3) local anaesthetics; and (4) pro-erectile compounds (to treat male sexual dysfunction).

Antiarrhythmic Project

The Issuer's core therapeutic focus is the research and development of drugs which treat cardiac arrhythmias. There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the lower chamber of the heart and have immediate life-threatening implications whenever they occur. The Issuer's antiarrhythmic project addresses both types.

Atrial fibrillation is the most common form of cardiac arrhythmia. A recent study by the American Heart Association (1999 - Heart and Stroke Statistical Update) has indicated that up to 4% of the US population suffers occasionally or chronically from atrial arrhythmias. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. The Issuer has developed a series of compounds which appear to be selective for the atria while offering little risk of cardiac side effects.

Ventricular tachycardia and ventricular fibrillation are two types of life threatening ventricular arrhythmias that may result directly in Sudden Cardiac Death. In 1999, an estimated 1.1 million Americans will have a new or recurrent coronary attack (defined as myocardial infarction or fatal (CHD). About 650,000 of these will be first attacks and 450,000 will be recurrent attacks. About one third of the people experiencing these attacks will die of them (American Heart Association, 1999 - Heart & Stroke Statistical Update). Through the Issuer's novel approach of "ischemia-activated" molecules, the Issuer believes it can develop effective and safe compounds for the treatment of arrhythmia.

The Issuer entered into an agreement with AstraZeneca AB ("Astra"), formerly Astra Hassle AB of Goteberg, Sweden, under which the Issuer and Astra conducted collaborative research pertaining to antiarrhythmic compounds developed by both companies. The collaboration included testing antiarrhythmic compounds developed by each of the companies. The studies encompassed tests in the Issuer's models as well as testing in Astra's laboratories. Astra funded the majority of these studies. This collaboration agreement was originally due for expiry on November 16, 1999 but was extended to February 29, 2000 under an amendment agreement. The studies under this collaboration have now been completed, and the Issuer and Astra are continuing discussions regarding a potential extended alliance. No assurance can be given that any such extension will be entered into. See "Business of the Issuer - Products Under Development - Collaboration Agreements" and "Risk Factors".

The Issuer entered into a collaborative research agreement with Aventis Pharma Deutschland GmbH ("Aventis"), formerly Hoechst Marion Roussel Deutschland GmbH, under which the parties conducted collaborative research pertaining to antiarrhythmic compounds developed by each of the companies. The studies encompassed tests in the Issuer's specialized models as well as testing in the laboratories of Aventis. This collaborative agreement expired in April 2000. The Issuer and Aventis are continuing to collaborate on research. See "Business of the Issuer - Products under Development - Collaboration Agreements" and "Risk Factors".

Cough Project

Cough is a reflex triggered by either a mechanical or other stimulus. In most incidences, this reflex provides critical protection to the airways, ensuring that unwanted material is expelled. It can also be triggered apparently needlessly resulting in an undesirable, unproductive cough. Such a cough (known

Page viii

as "acute unproductive cough") may last for days or hours, may be distressing to the patient and may lead to extreme fatigue in certain cases. No satisfactory non-narcotic treatments have been developed for an acute unproductive cough.
The Issuer has identified a clinical candidate, CP1, which appears to be highly effective in suppressing attacks of such cough. The Issuer successfully completed Phase I human clinical trials for its CP1 in October 1999 and started Phase II trials to test the drug's efficacy in chronic idiopathic cough in April 2000.

Other Projects

The Issuer has two other development projects underway relating to local anaesthetics and therapeutics for male erectile dysfunction. See "Business of the Issuer - Products Under Development".

Stage of Development

For information on the current status of the Issuer's research and development programs, including the targeted clinical market and the stage of development, reference should be made to disclosure under the heading "Business of the Issuer
- Products Under Development - Project Development Status".

Over the next two years, it is anticipated that significant advancements will be made in the Issuer's drug discovery and development programs. In the Issuer's primary area of research, it is expected that a drug candidate in the antiarrhythmic program will be advanced through a pre-clinical toxicology programme and commence Phase I and Phase II trials. In the Issuer's cough program, it is anticipated that Phase II trials will be completed on the Issuer's drug candidate, CP1, for the treatment of chronic, idiopathic cough.
In the Issuer's local anaesthetic and pro-erectile programs, additional pre-clinical studies will continue during the year 2000 with the intention of seeking regional partnerships for further development of these programs.

Page ix

                                    GLOSSARY

Where used herein, the following technical terms shall have the corresponding meanings:

action potential     voltage change generated across the membrane of a nerve or muscle cell when the cell is activated by electrical, chemical or mechanical stimuli;

anaesthetics         drugs which block the transmission of impulses;
(local)

analogue a compound which is derived from another by chemical modifications;

antiarrhythmic       an agent which has the ability to decrease the incidence of arrhythmia;

arrhythmia           an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal;

atrial arrhythmia    arrhythmia in the atria of the heart;

atrial fibrillation  an arrhythmia in which the atria, instead of intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate;

fibrillation         a small, local involuntary contraction of muscle;

Good Manufacturing   regulations to which the Issuer's pharmaceutical products
Practices or GMP     will be subject, prescribed by the FDA in the United
                     States, the HPB in Canada and other similar authorities governing the commercial manufacture of any such products in the countries where the products are manufactured;

ion channels         specialized pores in the membrane of cells which assist in controlling and transferring electrical impulses, called action potentials, in the cell;

ischemia deficiency of blood in a part, usually due to functional constriction or actual obstruction of blood vessel;

ischemic tissue      tissue where blood supply is inadequate for its
                     requirements for oxygen, nutrients and removal of metabolic by-products;

IV cannulation       intravenous cannulation (the insertion of a tube into a
                     vein);

myocardial           death of heart muscle which usually occurs in the region
infarction           of the heart where blood flow has been stopped, commonly
                     referred to as a heart attack;

myocardial ischemia  lack of blood flow to the heart, often due to a block in a coronary artery during a heart attack;

nociceptor           pain receptors at peripheral nerve endings that detect
                     noxious stimuli;

nociblocker          an agent which blocks or inhibits the nociceptor;

Page x

pathology            the structural and functional manifestations of disease;

pathology targeting  developing drugs based on the pathological conditions of a disease rather than based on a specific molecular target;

pharmacology         the science that deals with the origin, nature, chemistry, effects, and uses of drugs;

Phase I clinical     the initial introduction of a product into human subjects.
trials               The compound is tested for safety, dosage, tolerance,
                     metabolic interaction, distribution, excretion and pharmacodynamics;

Phase II clinical    involves studies in a limited patient population to (i)
trials               determine the efficacy of the product for specific
                     targeted indications; (ii) determine optimal dosage; and
                     (iii) identify possible adverse effects and safety risks;

Phase III clinical   undertaken to further evaluate clinical efficacy of the
trials               product and to further test for its safety within an
                     expanded population at geographically dispersed clinical study sites;

pre-clinical         includes pharmacological and efficacy testing in animals,
studies              toxicology testing and formulation work based on in vitro
                     results;

psychogenic          produced or caused by psychic or mental factors rather than organic factors;

Sudden Cardiac       the term applied to those patients who, during the onset of
Death (or "SCD")     a heart attack, abruptly die due to the sudden onset of
                     ventricular fibrillation;

tachycardia          rapid beating of the heart, usually referring to a heart
                     rate exceeding 100 beats per minute;

therapeutic index    experimental index of the relative safety of a compound;

ventricles           the lower chambers of the heart, where the majority of the muscular pumping action of the heart takes place;

ventricular          arrhythmia in the ventricles of the heart;
arrhythmia

ventricular          a form of ventricular arrhythmia most often associated with
fibrillation         SCD where the associated electrical activity results in a
                     complete cessation of the pumping of blood by the heart;

ventricular          middle layer of heart wall composed of cardiac muscle; and
myocardium

ventricular          an arrhythmia originating in the ventricles of the heart
tachycardia          where aberrant electrical activity is triggering the heart to beat much too frequently; this often prevents proper blood circulation, resulting in fainting and possibly death.

When used herein and except as otherwise defined, the following terms shall have the following meanings:

Page xi

Atriven              the Issuer's wholly-owned subsidiary, Atriven Cardiology
                     Corp.;

CDNX                 Canadian Venture Exchange Inc.;

Commissions          the BC, Alberta and Ontario Securities Commissions and the
                     Yukon Registrar of Securities;

Expiry Date          4:00 p.m. (Vancouver time) on the earlier of the fifth
                     business day following the Receipt Date and April 14, 2001;

Offering the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants and the Agents' Warrants upon exercise of the Compensation Options pursuant to this Prospectus;

Private Placement    the private placement completed by the Issuer pursuant to
                     the Agency Agreement on April 14, 2000, which resulted in the issuance of the Special Warrants and Compensation
                     Options;

Qualification        July 13, 2000;
Deadline

Receipts             receipts issued by the Commissions for this Prospectus;

Receipt Date         the date on which Receipts for this Prospectus have been
                     issued by all of the Commissions; and

Rhythm-Search        the Issuer's wholly-owned subsidiary, Rhythm-Search
                     Developments Ltd.

When used herein and except as otherwise defined, the following acronyms shall have the following meanings:

FDA                  the Food & Drug Administration of the United States of
                     America;

HPB                  the Health Protection Branch of Health & Welfare Canada;
                     and

TPP Therapeutic Products Program of Health Canada (Canadian enforcement of Food and Drug Act).

                                         THE ISSUER

The Issuer was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Issuer changed its name to Nortran Pharmaceuticals Inc. The address of the head office of the Issuer is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1100 - 1055 West Hastings St., Vancouver, British Columbia, V6E 2E9.

The Issuer owns 100% of the issued and outstanding shares of Rhythm-Search, a private company incorporated pursuant to the Company Act (British Columbia) on February 12, 1992. See "Business of the Issuer - Acquisitions - Acquisition of Rhythm-Search Developments Ltd.". The Issuer also owns 100% of the issued and outstanding shares of Atriven, a private company incorporated pursuant to the Canada Business Corporations Act on November 30, 1999. The Issuer's business activities were previously carried out by Rhythm-Search. Neither Rhythm-Search nor Atriven carries on business activities independent of the Issuer's business.

                            BUSINESS OF THE ISSUER

Overview

The Issuer is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Issuer's core research is focussed on the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. The Issuer's research and development activities involve technology licensed to it by third parties as well as technology it has itself developed.

Commercial Focus

The Issuer is a commercially focussed pharmaceutical discovery company. This commercial focus is based on a recognized approach to drug discovery and development, a business strategy to contain risk, and a focus on ion channel modulating drugs which the Issuer's management believe will capitalize on significant market opportunities.

Approach to Drug Discovery

The Issuer's approach to drug research and development is the approach that has historically been used by the major multinational pharmaceutical companies and which has led to the discovery and development of many of the drugs currently in the market. The Issuer uses this approach to pharmaceutical discovery to identify and develop novel proprietary drugs. The Issuer's approach to drug discovery is based on the specific steps outlined below.

Novel Idea
----------

The Issuer attempts to address major unmet medical needs by beginning with a novel idea about treating a disease. This step is critical and underlies all of the Issuer's programs as well as those of its competitors. Such novel ideas may come from within the Issuer, from its network of scientific collaborators, or from other sources.

Pathology Targeting
-------------------

Some diseases have specific molecules in the disease pathway which are critical to the disease process. For these diseases, individual molecules can be targeted and high affinity drugs can be developed which may be potent against that particular disease. The Issuer has chosen to specialize in those diseases, such as ventricular arrhythmias in the setting of myocardial ischemia, for which no specific single molecule plays a critical role in the pathology. The Issuer therefore uses "pathology targeting" to discover new drugs. Pathology targeting involves understanding the physiology, biochemistry and pathology of a particular disease, developing a model which best represents the human pathology, and then using that model to develop a treatment with the required pharmacological properties.

Known Molecule as Lead
----------------------

After the pathology of a particular disease has been identified and an appropriate model developed, the Issuer uses the known universe of existing drugs as a starting point for the identification of potential drug candidates. The Issuer then initiates a program to synthesize and screen analogues and derivatives of the lead molecule, identifying the relationship between drug structure and activity to maximize potency and minimize unwanted side effects.

Business Strategy

A central principle of the Issuer's business strategy is to minimize the risk inherent in an early stage drug discovery company. See "Risk Factors". The Issuer emphasizes a project portfolio approach to diversify risk across multiple independent projects. This portfolio approach also enables the Issuer to source projects both internally and externally, for a more diverse selection of projects.

The Issuer operates as a "semi-virtual" organization. This means that the internal operating expenses are minimized to allow the Issuer flexibility and to maintain a low level of operating losses. The Issuer maintains a small, core team of scientists and staff with the necessary generalist skill base, and contracts out the specialized work required for its projects. The Issuer's strategy is to have the costly late stage clinical trials and product marketing activities handled by its licensing partners. See "Business of the Issuer - Products under Development - Collaboration Strategy".

Ion Channel Focus

The Issuer's research and development program is focussed on developing drugs for diseases involving ion channels disorders. See "Business of the Issuer - Products Under Development". This allows the Issuer to work in multiple therapeutic areas with major unmet medical needs. Cardiology and respirology are the Issuer's primary therapeutic areas of interest. The Issuer currently has four projects in development in the following therapeutic fields:

  *   antiarrhythmics (to treat atrial and ventricular arrhythmias)
  *   antitussives  (to  treat  unproductive  cough)
  *   local  anaesthetics
  *   pro-erectile  compounds  (to  treat  male  sexual  dysfunction)

See "Business of the Issuer - Products Under Development" for further information.

The Issuer commenced operations as a pharmaceutical research and development company in 1992. During the past six financial years, the Issuer has accomplished the following:

  * with respect to its antiarrhythmic project, the Issuer has made significant progress toward the identification of a clinical candidate, while entering into collaborative research arrangements with three major pharmaceutical companies;

  * with respect to its cough project, the Issuer completed a Phase I human clinical trial and has initiated a Phase II clinical trial; and

  * in association with the Chemical Company of Malaysia Berhad, the Issuer has advanced RSD921, its local anaesthetic product, through a successful Phase II clinical trial.

Stated Business Objectives

The Issuer expects to use the Funds Available to accomplish the following business objectives over the next two years:

(1) advance a drug candidate in the antiarrhythmic project through a pre-clinical toxicology program;

(2) subject to successful completion of pre-clinical toxicology program, continue development of an antiarrhythmic candidate through Phase I clinical trials;

(3) subject to successful completion of (1) and (2) above, undertake Phase II clinical trials on an antiarrhythmic candidate;

(4) continue the development of CP1 for acute, unproductive cough through Phase II clinical trials which are expected to be completed by mid-2000; and

(5) maintain and expand the Issuer's patent portfolio.

Milestones

The following are the targeted milestones relating to the Issuer's stated business objectives shown above:

Objective (1):

A significant milestone relating to this stated business objective is the final selection of the clinical candidate and the subsequent scale-up synthesis, prior to commencement of the pre-clinical toxicology program. This objective is expected to be achieved in 2000 with an estimated cost of $700,000.

Objective (2):

A significant milestone relating to this stated business objective is the successful completion of pre-clinical toxicology program. The Issuer expects to incur approximately $1,000,000 in the Phase I clinical trial of the antiarrhythmic candidate. It is anticipated that this trial would be completed by the third quarter of 2001.

Objective (3):

A significant milestone relating to this stated business objective is the successful completion of the Phase II clinical trials on an antiarrhythmic candidate to demonstrate the drug candidate's safety in humans. The estimated costs associated with the Phase II clinical trials are $2,300,000.

Objective (4):

A significant milestone relating to this stated business objective is the successful completion of the Phase II clinical trial of the cough project which was initiated in April 2000. The Issuer expects to incur approximately $300,000 in this clinical trial which will be paid from current working capital and anticipates that the trial will be completed by the third quarter of 2000.

Objective (5):

A significant milestone relating to this business objective is the preparation, maintenance, filing and execution internally, and by the Issuer's patent attorneys, of required provisional patent applications, non-provisional patent applications and patents on a regional and global basis. The estimated cost of patent applications, maintenance and prosecution over the next two years is $500,000.

Products Under Development

Ion Channel Focus

The Issuer's research and development strategy is based upon the utilization of its expertise in the field of ion channels. The Issuer focuses on the development of drugs which will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular pathology.

Ion channels are cell membrane spanning proteins that permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

The Issuer's drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 1.

                          Ion channel          Ion channel
                              Closed               Open

                               [GRAPHIC OMITTED]




                                       Figure 1.
                    Voltage-gated ion channel showing structure

An example of ion channel modulators used therapeutically is the Issuer's antiarrhythmic program. The mechanism of action of the Issuer's drug candidate is mixed sodium and potassium channel modulation. In effect, the drug candidates bind to a site associated with the ion channel which causes the ion channel to close.

The Issuer's research and development programs are centered around four projects. Of these four projects, the Issuer has to date focussed the majority of its resources on the development of the antiarrhythmic project and the cough project.

The Antiarrhythmic Project

Arrhythmia are abnormal rhythms of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

Atrial Fibrillation Antiarrhythmic (AFA) Program
------------------------------------------------

Atrial fibrillation is a condition affecting the upper chamber of the heart. This condition is common but not acutely life-threatening. A recent study by the American Heart Association (1999 - Heart and Stroke Statistical Update) has indicated that up to 4% of the US population suffers occasionally or chronically from atrial arrhythmias. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Atrial fibrillation occurs in up to 1.5 million patients annually in the United States (American Heart Association, 1995 - Atrial Arrhythmias). Several drug candidates developed in the course of the Issuer's antiarrhythmic program have shown efficacy in models of atrial fibrillation. The Issuer intends to develop one of these candidates for treatment of atrial fibrillation.

The Issuer's candidates selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Issuer's atrial fibrillation clinical candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Results from pre-clinical studies show that the Issuer's potential clinical candidates appear to target these channels which control susceptibility to atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Issuer's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

The Issuer's antiarrhythmic clinical candidates are currently being developed internally. To date, the Issuer has filed several patent applications in relation to this program. See "Business of the Issuer - Proprietary Protection
- Patents".

The Issuer recently completed collaborative research with Aventis of Frankfurt, Germany on its antiarrhythmic project and the Issuer and Aventis are exploring the possibility of extending the research collaboration. The Issuer also recently completed a research collaboration with Astra and is also discussing with Astra an extension of the collaboration. See "Business of the Issuer - Products Under Development - Collaboration Agreements".

The antiarrhythmic project is in the pre-clinical stage. Management anticipates that this project will be advanced to Phase II clinical trials as a result of the application of the portion of the Private Placement proceeds allocated to this project.

Ventricular Antiarrhythmic Program
----------------------------------

Ventricular tachycardia and ventricular fibrillation are two types of life threatening arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation, the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the United States alone, 0.25 million people die annually from SCD brought on by ventricular arrhythmia (American Heart Association, 1999
- Heart & Stroke Statistical Update).

Ventricular arrhythmia are often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 2. Such a malfunction may result in SCD.






      [GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

         Normal Heart                                 Ischemic Heart


                                     Figure 2.
Normal electrical conduction in the heart vis-a-vis conduction in ischemic tissue


Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs that globally block ion channels in the heart have been associated with other forms of life-threatening arrhythmia called torsades de points.

In contrast to currently available antiarrhythmic drugs, the Issuer's antiarrhythmic clinical candidates are designed to be ischemia selective. Instead of having activity throughout the heart, the Issuer's clinical candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in healthy tissue and therefore should be much safer than existing drugs.

The Cough Project

Cough is a reflex triggered by either a mechanical or other stimulus. In most incidences, this reflex provides critical protection to the airways, ensuring that unwanted material is expelled. It can also be triggered apparently needlessly resulting in an undesirable, unproductive cough. Such acute unproductive cough may last for days or hours, may be distressing to the patient and may lead to extreme fatigue in certain cases.

Many individuals suffer from episodes of acute unproductive cough. No satisfactory non-narcotic treatments have been developed for this type of cough. Aerosolized lidocaine (a local anaesthetic) may be used clinically to create numbness in the lungs which somewhat lessens the coughing compulsion. For extreme cases, aerosolized or systemic morphine is used. Side effects of morphine use include addiction, constipation and respiratory depression.

The Issuer is investigating certain compounds shown in pre-clinical studies conducted internally to block ion channel transport. The Issuer believes that one class of its compounds might be effective in the treatment of the cough reflex by blocking transmission of stimuli at the local nerve endings in the airway. The Issuer has identified a clinical candidate, CP1, which has been shown in pre-clinical studies conducted by the Issuer to be highly effective in suppressing cough. In October 1999, the Phase I human clinical trial of CP1 was successfully completed. This trial was conducted at Inveresk Research UK, a clinical research organization offering contract clinical and regulatory services to the pharmaceutical industry. A Phase II clinical trial to test the compound's efficacy in chronic, idiopathic cough was initiated in April 2000 in the UK. This project will be funded from current working capital.

The technology underlying the clinical candidate, CP1, was derived from the Nociblocker Agreement with D. Quastel and B. MacLeod, and from the internal research of the Issuer, and is subject to four pending patent applications filed by the Issuer. See "Business of the Issuer - Proprietary Protection - Patents".

The RSD921 Local Anaesthetic Project

Local anaesthetic drugs work by reversibly interrupting the conduction of impulses in peripheral nerves. Local anaesthetics can be applied directly on the skin and mucous membranes for superficial surgery, or be used to block pain impulses by means of injection near the nerve tracts or spinal cord, preventing the pain signal from being relayed to the central nervous system.

The Issuer has internally assembled extensive pre-clinical and clinical data which indicate that the Issuer's proprietary compound, RSD921, is an excellent local anaesthetic, featuring rapid onset and an attractive safety profile. The Issuer has completed a successful Phase II clinical trial providing dose-ranging data as well as proof of efficacy as compared to current leading local anaesthetic drugs. In this Phase II clinical trial, RSD921 was injected sub-cutaneously in patients to demonstrate its utility in blocking pain associated with IV cannulation. The Issuer intends to present this Phase II data to seek potential partners for the project in each of Europe, North America and Japan. Such partners may then fund the clinical and regulatory development programs in their respective jurisdiction. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction. See "Risk Factors".

This project is in the clinical development stage in Asia and in the clinical candidate stage elsewhere. The Phase II clinical trial conducted with the Issuer's development partner, Chemical Company of Malaysia Berhad, provided "proof of concept" data supporting the use of RSD921 in humans. None of the Private Placement proceeds are allocated to this project.

UBC holds three patents and has two pending patent applications directed to the use of a series of compounds that includes RSD921. The technology under these patents and patent applications has been licensed exclusively to the Issuer in the fields of antiarrhythmics and local anaesthetics. The Issuer has also filed six other patent applications that relate to RSD921 and other closely related analogs.

The Pro-Erectile Project for Sexual Dysfunction

Erectile dysfunction ("ED") is a common condition with an incidence estimated at 90 million men worldwide. Given the link of aging and diabetes to ED, the incidence is expected to continue to rise as the population ages and the incidence of diabetes increases. Of the approximately 28 million men in the United States suffering from ED, 80-90% have some organic component to their dysfunction. The remaining 10-20% have ED resulting from purely psychogenic causes. It is believed by researchers in the area, however, that the majority of ED sufferers have both organic and psychogenic components to their dysfunction. The organic causes of ED can be sub-divided into: hormonal - 5%, neurological - 15%, vascular - 60% and drug related - 25%. There is considerable overlap in the neurological and vascular categories (increasing the total beyond 100%) due to cross indications from diseases such as diabetes. (Scrip Reports: New Treatments for Erectile Dysfunction, 1998).

The Issuer has discovered that a specific series of its proprietary compounds appear to have erectogenic properties in in vivo studies. A detailed investigation has been undertaken by the Issuer which has indicated the likely mechanism of action. The investigation included receptor-binding studies and further pre-clinical work, the results of which suggest a central nervous system locus of action. The Issuer has five patent applications pending in respect of the technology it has developed in its pro-erectile project. See "Business of the Issuer - Proprietary Protection - Patents".

The Issuer believes that sexual dysfunction is a complex therapeutic area both scientifically and sociologically, and is therefore seeking a development and marketing partner to move this program forward. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs in any particular jurisdiction. See "Risk Factors".

This project is in the pre-clinical stage. None of the Private Placement proceeds are allocated to this project.

Nociblocker Project

The Issuer has ceased research and development activities with respect to a fifth project based on the Nociblocker series of compounds to be used in the treatment of pain. The Issuer continues to pursue partnership opportunities for its Nociblocker project but currently does not devote any resources to this project, other than for patent purposes, and none of the Private Placement proceeds are allocated to this project. See "Business of the Issuer - Licenses and Collaborative Research Agreements - Nociblocker Agreement".

Project Development Status

The following chart summarizes the Issuer's current research and development programs and product candidates, including the targeted clinical market and the stage of development.

================================================================================
Product Candidate             Therapeutic Focus            Stage of Development
--------------------------------------------------------------------------------
  RSD11XX, 12XX           Arrhythmia (cardiovascular)         Pre-clinical (1)
--------------------------------------------------------------------------------
       CP1                            Cough                     Phase II (2)
--------------------------------------------------------------------------------
      RSD921                   Local Anaesthetics               Phase II (3)
--------------------------------------------------------------------------------
      RSD992                  Erectile Dysfunction              Pre-clinical
================================================================================

(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Issuer can apply for regulatory approval to market the product. See "Business of the Issuer - Regulatory Environment".
(2) The Issuer commenced a Phase II clinical trial in the UK. in April 2000.
(3) A Phase II clinical trial was completed in November 1998.

Research and Development Costs

During the year ended November 30, 1999, the Issuer spent $3,248,775 (1998:
$3,311,362; 1997: $1,306,147) on research and development. The Issuer believes research and development costs will continue to increase in proportionate share to its overall budget as the Issuer moves its lead compounds in each of the four project areas toward and through clinical trials.

Collaboration Strategy

The Issuer's current core of expertise lies in the ability of its personnel to research and develop potential drug candidates to the stage where such compounds demonstrate sufficient potential to warrant the undertaking of clinical trials. As part of its business strategy, the Issuer will seek collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Issuer's products as required by the FDA, the HPB, and drug regulatory agencies in other countries. The form of collaboration would depend in part on the product candidate, the stage of development, and the partner's expertise. The Issuer would also expect any potential partner to market the products. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for any drug candidate in any particular jurisdiction. See "Risk Factors".

The rationale behind this strategy is to:

  * avoid the large expenses incurred in the later stages of clinical development
  * obtain early returns in the form of upfront fees and milestone payments
  * utilize expertise and resources of major multinational pharmaceutical companies
  *  obtain long term revenue streams through royalty payments on product sales

The Issuer presently has no plans for developing an in-house marketing or manufacturing capability.

Collaboration Agreements

Astra Agreement

The Issuer entered into an arm's length agreement dated November 17, 1998 (the "Astra Agreement") with Astra of Goteberg, Sweden under which the Issuer and Astra conducted collaborative research to test four antiarrhythmic compounds developed by each of the companies. The studies encompassed tests in the Issuer's specialized models as well as testing in Astra's laboratories. Under the terms of the Astra Agreement, Astra funded US $45,000 of the costs which accounted for the major portion of the costs of these studies. The Astra Agreement was originally due for expiry on November 16, 1999 but was extended to February 29, 2000 under an amendment agreement by both parties. This collaboration is now completed and the Issuer and Astra are continuing discussions regarding a potential extended alliance.

Aventis Agreement

By an arm's length agreement dated May 1999 (the "Aventis Agreement") between the Issuer and Aventis of Frankfurt, Germany, the parties conducted collaborative research in the areas of cardiac arrhythmias. The terms of the Aventis Agreement provided that the Issuer and Aventis test antiarrhythmic compounds developed by each of the companies. The companies have evaluated the pharmacological profiles of their compounds through the use of both the Issuer's and Aventis' proprietary electrophysiological models. Each party bore its own costs for research on its compounds under the Aventis Agreement. The Aventis Agreement expired in April 2000. The Issuer and Aventis are continuing to collaborate on research.

Market

Introduction

The Issuer's focus on developing drugs for diseases involving ion channels allows it to work in multiple therapeutic areas, each with major unmet medical needs. The Issuer's programs are in varying stages of development. Products that may result from the Issuer's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Issuer will receive any revenues from commercial sales of such products. See "Risk Factors - Uncertainties Related to Early Stage of Development". Therefore, any discussion of a market for the Issuer's products is of a very preliminary nature.

Antiarrhythmic Project

The primary focus of the Issuer is the design and development of new antiarrhythmic drugs to treat life-threatening heart malfunctions known as arrhythmias in patients who are undergoing or have suffered a myocardial infarction (heart attack). In 1999, an estimated 1.1 million Americans will have a new or recurrent coronary attack (defined as myocardial infarction or fatal
CHD). About 650,000 of these will be first attacks and 450,000 will be recurrent attacks. About one third of the people experiencing these attacks will die of them (American Heart Association, 1999 - Heart & Stroke Statistical Update).

There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The US annual sales of antiarrythmics in 1999 were approximately U.S.$655 million (both oral and i.v. applications). The top selling antiarrhythmic, amiodarone, had sales of approximately U.S.$264 million (oral and i.v. combined) in the United States in 1999 (IMS Data, 1999). Many drugs are currently sold in this marketplace, and several new products are in the development phase. Although there are several companies involved in the development of antiarrhythmic drugs, to the best of the Issuer's knowledge only one other company is using the same ischemia-selective approach as the Issuer for the development of antiarrhythmic drugs.

Cough Project

There are two classifications of cough: productive cough in which fluids and secretions are expelled; and a dry, unproductive cough. Acute unproductive cough is a secondary diagnosis of a broad range of primary airway and pulmonary diseases. Acute unproductive cough is presently treated by two groups of agents: those which are centrally active, affecting the cough centre of the central nervous system; and those which are peripherally active, affecting the airway tissues or the local airway tissue surface.

Over 115 million patients worldwide are affected by intractable cough. Patients suffering from: lung cancer, emphysema, asthma, pneumonia and influenza are included in this estimate. The hospital use nebulizer delivery market for intractable cough treatments is estimated at US$500 million worldwide (based on assumptions of cost of treatment US$100 per annum) (Wind River Partners - Chronic Cough, A Market Assessment, 1998).

Some currently prescribed therapeutics in the chronic cough market include benzonatate, quaifenesin, beta-agonists, xanthines, phenergan, dextromethorphan, and hydrocodone. As well, aerosolized lidocaine and aerosolized or systemic morphine are also used in a hospital setting. In addition to the established treatments mentioned above, there are several novel cough treatments in the development pipeline (Pharmaprojects, July 1998). The Issuer believes its product candidates may serve the unmet medical need for an effective and safe non-narcotic acute unproductive cough suppressant.

RSD921 Local Anaesthetic Project

Sales of the top three anaesthetic compounds in 1999 were: lidocaine, US$249 million; bupivacaine, US$88 million; and ropivacaine, US$44 million (Astra Annual Report, 1999). Astra Pain Control AB, with these three compounds and other products, is the market leader in the area of treatment of pain. The total local anaesthetic market is estimated to exceed US$1 billion worldwide (Datamonitor - Market Dynamics - Pain, 1997).

The Issuer's product candidate appears to have a wider therapeutic index (relative to the cardiotoxicity risk caused by accidental intravenous administration) than currently available drugs.

Pro-Erectile Project

It has been estimated that 90 million men worldwide suffer from erectile dysfunction ("ED"). The US market for erectile dysfunction treatments is presently dominated by Pfizer Inc.'s Viagra. Viagra, since its launch in 1998, has reached approximately 17.5 million prescriptions with sales of US$2 billion. Viagra is effective in only 75% of all patients suffering from ED. This leaves an implied market of US$500 million for which Viagra is ineffective (Scrip Magazine, 1999).

This project is not within the Issuer's area of expertise, ion channels. It is, therefore, the Issuer's intention to seek a development partner at the earliest opportunity to further develop this therapeutic area.

Competition

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost to obtain governmental approval for testing, manufacturing and marketing.

The Issuer is aware of a number of companies engaged in the development of drugs in all of its therapeutic areas of interest. Additionally, there is a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focussed therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Issuer. See "Risk Factors".

Summary and Analysis of Financial Operations

The following is a summary of the Issuer's financial operations during the last three financial years and the three month periods ended February 29, 2000 and February 28, 1999. The following is intended as a summary only and reference is made to the financial statements contained in this Prospectus.

================================================================================

                                   Three Month       Three Month
                                   Period Ended      Period Ended      Year Ended      Year Ended     Year Ended
                                   February 29,      February 28,     November 30,    November 30,   November 30,
                                       2000              1999            1999             1998           1997
-------------------------------------------------------------------------------------------------------------------
REVENUE
   Grants and other revenue        $     93,994    $    101,134        $    191,868    $     45,576    $     22,260
   Interest income                       77,899          55,996             258,395         320,286         106,187
                                   ------------    ------------        ------------    ------------    ------------
   Total:                          $    171,893    $    157,130        $    450,263    $    365,862    $    128,447
-------------------------------------------------------------------------------------------------------------------
EXPENSES
   Research and development        $    860,256    $    585,101        $  3,248,775    $  3,311,362    $  1,306,147
    expenses
   General and administration           307,807         194,888             997,890       1,553,337       1,100,747
    expenses
   Amortization                         133,661         164,478             654,918         669,582         470,641
                                   ------------    ------------        ------------    ------------    ------------
   Total:                          $  1,301,724    $    944,467        $  4,901,583    $  5,534,281    $  2,877,535
-------------------------------------------------------------------------------------------------------------------
Net Loss for the period            $ (1,129,831)   $   (787,337)       $ (4,451,320)   $ (5,168,419)   $ (2,749,088)
-------------------------------------------------------------------------------------------------------------------
Weighted average number of
  outstanding shares(1)              35,407,992      27,673,299          28,331,730      26,780,674      19,546,048
-------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
   Working capital                 $  5,184,756    $  4,406,251        $  6,237,713    $  5,058,958    $  7,648,879
   Capital assets                       439,156         595,537             461,576         649,982         400,765
   Technology, license & patents      2,288,544       2,517,374           2,359,468       2,597,630       2,847,151
   Long term liabilities                 61,586         217,918              91,306         217,989          50,454
Shareholders' Equity
   Share capital                     24,329,024      19,951,850          25,282,040      19,951,850      17,541,191
   Contributed surplus                1,056,266            -                   -               -               -
   Deficit                         $(17,444,420)   $(12,650,606)       $(16,314,589)   $(11,863,269)   $ (6,694,850)
===================================================================================================================

(1) There are 35,561,648 Common Shares issued and outstanding as of the date of this Prospectus. 1,500,000 escrowed shares were cancelled and returned to treasury effective February 22, 2000. Following the exercise or deemed exercise of the Special Warrants and Warrants but prior to the exercise of the Agents' Warrants or FF Warrants (see "Recent Development" below), there will be a total of 43,885,448 Common Shares issued and outstanding. If the Receipts are not issued by the Qualification Deadline, then 1.1 Common Shares and 0.5 Warrant will be issued on exercise of each Special Warrant, rather than one Common Share and 0.5 Warrant, in which case a total of 44,440,368 Common Shares will be issued and outstanding.

Recent Development

On June 5, 2000, the Issuer received $499,999 pursuant to a non-brokered private placement of 357,142 units of the Issuer at $1.40 per unit, to FutureFund Capital (VCC) Corp., a publicly traded investment fund that manages a diversified portfolio of emerging British Columbia-based technology companies. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Accordingly, 357,142 Common Shares and 178,571 Common Share purchase warrants (the "FF Warrants') have been issued. Each whole FF Warrant entitles the holder to purchase one Common Share of the Issuer at $1.60 for a period of two years.

Financial Consulting

The Issuer has entered into a service agreement dated November 1, 1999 with Breakwater Financial Corporation ("Breakwater") with respect to the provision of advice on corporate strategic and financial initiatives. Pursuant to this agreement, the Issuer has granted to Breakwater options to purchase 100,000 Common Shares at $0.61 per Common Share. Additionally, by an engagement letter between the parties dated February 1, 2000, the Issuer has also appointed Breakwater as exclusive agent for mergers and acquisitions or any debt or private equity financing of the Issuer's securities until February 1, 2001. Breakwater has waived these rights with respect to the Private Placement of Special Warrants completed on April 14, 2000 and the private placement of units on June 5, 2000.

Management Discussion and Analysis

Three Months Ended February 29, 2000

Expenditures
------------

During the three months ended February 29, 2000, the Issuer expended $860,256 on its research and development activities as compared to $585,101 during the three months ended February 28, 1999. The increase in research and development expenditures was primarily due to an increase in lab supplies and operating facility as the Issuer moved into a new facility in April 1999, and a decline in research expense recovery. Total research expense recovered during the three months ended February 29, 2000 was nil as compared to $190,868 recovered during the three months ended February 28, 1999. The amount recovered in 1999 was from
F. Hoffmann-La Roche ("Roche"), under a previous collaborative research agreement between the Issuer and Roche.

During the three months ended February 29, 2000, the Issuer expended $307,807 on its administrative activities as compared to $194,888 during the three months ended February 28, 1999. The increase in administrative expenses was primarily due to an increase in general overhead expenditures as the Issuer moved into a new facility in April 1999 and an increase in consulting and professional fees, and travel and accommodation expenditures.

Revenues
--------

The Issuer received $93,994 from grants and other revenue and $77,899 from interest income during this period, as compared to $101,134 received from grants and other revenue and $55,996 received from interest income during the three months ended February 28, 1999. The decrease in grants and other revenue was primarily due to a decline in research contract fees generated. The increase in interest income was due to the Issuer having more cash available for investment.

Losses
------

For the three month period ended February 29, 2000, the Issuer reported a consolidated net loss of $1,129,831 ($0.03 per share) as compared to $787,337 ($0.03 per share) for the same period in 1999.

Year Ended November 30, 1999

Expenditures
------------

For the year ended November 30, 1999, the Issuer expended $3,248,775 on its research and development activities as compared to $3,311,362 during the year ended November 30, 1998. During the year ended November 30, 1999, the Issuer expended $997,890 on its administrative activities as compared to $1,553,337 during the year ended November 30, 1998. The decrease in general administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses incurred.

Revenues
--------

The Issuer received $191,868 from grants and other revenue and $258,395 from interest income during this period, as compared to $45,576 received from grants and other revenue and $320,286 received from interest income during the year ended November 30, 1998. The increase in grants and other revenues was attributable to increased research funding. The decrease in interest was due to the Issuer having lower cash balances available for investment.

Losses
------

For the year ended November 30, 1999, the Issuer reported a consolidated net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 ($0.19 per share) for the same period in 1998.

Year Ended November 30, 1998

Expenditures
------------

For the year ended November 30, 1998, the Issuer expended $3,311,362 on its research and development activities as compared to $1,306,147 during the year ended November 30, 1997. The increase was attributable in part to the overall expansion of research activities arising from clinical trials and other research initiatives, with the result that research personnel costs, research contract costs, laboratory supplies, and patent and related expenses increased. During the year ended November 30, 1998, the Issuer expended $1,553,337 on its administrative activities as compared to $1,100,747 during the year ended November 30, 1997. The increase in administrative expenses was primarily due to the expansion of the Issuer's administrative support staff with associated increases in overhead.

Revenues
--------

The Issuer received $45,576 from grants and other revenue and $320,286 from interest income during this period, as compared to $22,260 received from grants and other revenue and $106,187 received from interest income during the year ended November 30, 1997. The increase in grants and other revenues was attributable to increased research funding. The increase in interest was due to the Issuer having higher cash balances available for investment.

Losses
------

For the year ended November 30, 1998, the Issuer reported a consolidated net loss of $5,168,419 ($0.19 per share) as compared to $2,749,088 ($0.14 per share) for the same period in 1997.

Liquidity and Capital Resources

Since its change of business to pharmaceutical research and development in 1992, the Issuer has financed its operations through equity financing, research fees, government grants and tax credits. In fiscal 1999 the Issuer received $5,412,353 in net proceeds from the sale of equity securities. On a prospective basis, the Issuer intends to meet its financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings. At February 29, 2000, the Issuer had working capital of approximately $5,184,756. Under its various research programs, the Issuer is obligated to make minimum research expenditures of approximately $478,000 over the next two years ($324,500 and $153,500 in fiscal 2000 and 2001, respectively). In addition, the Issuer has operating lease commitments of approximately $500,000 over the next three years ($179,000, $241,000 and $80,000 in each of fiscal 2000, 2001 and 2002, respectively).

At February 29, 2000, the Issuer's cash and cash equivalents and short term investments aggregated $5,537,634 as compared to $4,499,259 at February 28, 1999. The Issuer's working capital at February 29, 2000 was $5,184,756 compared to $4,406,251 at February 28, 1999.

The Issuer expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer term sustainability of the Issuer is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

The Issuer believes that the Funds Available will be sufficient to fund operations to February 2002. However, the Issuer's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Issuer's product development programs. The Issuer will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Issuer is unable to raise funds to satisfy its varying cash requirements, the Issuer's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors".

Acquisitions

The Issuer is actively seeking access to other technologies that will enable it to maintain a competitive advantage and accelerate product development. The Issuer's strategy is to acquire licenses only for those technologies which the Issuer believes will add demonstrable value to its technology portfolio. Certain key technologies utilized by the Issuer have been obtained under licenses described below. The Issuer expects to rely on these licenses for the development of certain key product candidates.

Acquisition of Rhythm-Search Developments Ltd.

By agreement dated February 1, 1995 (the "RSD Share Exchange Agreement") made among the Issuer, Magic Bullets Enterprises Ltd. ("MBE") and the shareholders of MBE, the Issuer, which already owned 50% of Rhythm-Search, acquired the remaining 50% of Rhythm-Search (valued by the parties at $3 million) in consideration for the issuance of 3,000,000 Common Shares of the Issuer to MBE. As a result of this transaction, Rhythm-Search became a wholly-owned subsidiary of the Issuer. At the time of the transaction Dr. Michael Walker was an insider of both MBE and the Issuer.

Licenses and Collaborative Research Agreements

UBC License Agreement and UBC Research Agreement

By agreement dated February 12, 1992, the Issuer acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Issuer's novel antiarrhythmic compounds. These compounds form the basis of part of the Issuer's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Issuer entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Issuer, in consideration for the sum of $20,000 and the issuance of 100,000 Common Shares, an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

Under the terms of the UBC License Agreement, the Issuer has agreed to issue to UBC a further 100,000 Common Shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 Common Shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Issuer is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Issuer to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Issuer together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Issuer will pay all costs associated with patent applications.

The Issuer is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement, to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. The Issuer does not have any rights in any intellectual property arising from such research.

In addition, the Issuer and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Issuer is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement. Under the UBC Research Agreement, the Issuer has an option to license, on an exclusive world-wide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Issuer and UBC.

Nociblocker Agreement

By agreement dated November 19, 1997 (the "Nociblocker Agreement") entered into between the Issuer and Drs. MacLeod and Quastel, the Issuer acquired ownership to certain intellectual property related to Nociblocker technology and all their therapeutic uses. The Nociblocker Agreement provides that the Issuer will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a

University grant-in-aid, commencing April 1, 1997. The Issuer is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a Nociblocker compound licensed to the Issuer under the Nociblocker Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a Nociblocker licensed by the Issuer under the Nociblocker Agreement. The Nociblocker Agreement further requires the Issuer to spend a minimum of $200,000 each year for five years on the research and development of Nociblocker drugs, including expenditures under the cough project. To February 29, 2000, the Issuer has spent approximately $2,478,000 on the research and development of Nociblocker drugs for multiple indications. The Issuer does not currently devote any resources to research on this Nociblocker Project, other than for patent purposes. See "Business of the Issuer - Products Under Development - Nociblocker Project". However, the Issuer continues to fund the clinical development of the Cough Project (see "Business of the Issuer - Products Under Development - The Cough Project") which is based on research under the Nociblocker Agreement. None of the proceeds of the Private Placement are allocated for the Cough Project or to further develop Nociblockers for use in the treatment of pain.

The consideration payable under the Nociblocker Agreement was determined by arm's length negotiations between the Issuer and Drs. MacLeod and Quastel.

CCM Heads of Agreement

By agreement in principle (the "CCM Heads of Agreement") dated October 21, 1997, Chemical Company of Malaysia Berhad ("CCM") was granted exclusive rights by the Issuer to make, and have made, promote, sell and distribute the Issuer's clinical compound RSD921 in the People's Republic of China, Taiwan and any of the member countries of ASEAN (the "Territory"). The CCM Heads of Agreement provides that the Issuer and CCM will share equally the out-of-pocket expenses of the Phase II and Phase III clinical trials of RSD921 to be conducted in the Territory until the Issuer has expended a maximum of $1,200,000. To date the Issuer has expended an estimated $310,000 of out-of-pocket expenses on Phase I and Phase II clinical trials. Further clinical development of RSD921 (Phase III clinical trials) is not currently scheduled. The Phase II clinical trial provided "proof of concept" data supporting the use of RSD921 in man.
Management is currently focussing on further development and partnership opportunities in North America and Europe. The CCM Heads of Agreement provides that the CCM will pay the Issuer a royalty on net sales of RSD921 at a rate which is to be negotiated but will be in the range of 5% to 12%.

The CCM Heads of Agreement contemplates that a detailed license agreement will be negotiated but this has not yet been finalized. Under the CCM Heads of Agreement, CCM is also required to make certain milestone payments to the Issuer upon the achievement of certain milestones. The first milestone has been reached but the first payment has not yet been made by CCM.

Management

The following is a summary of information for each director, officer, employee and contractor whose expertise is critical to the Issuer and its subsidiaries, Rhythm-Search and Atriven. Each person listed has entered into an agreement with the Issuer which includes non-disclosure provisions.

MICHAEL JOHN ALFRED WALKER, Ph.D. - Chairman of the Board and Director

Dr. Walker has been Chairman of the board of directors since January 16, 1996 and a director since February 12, 1992. Dr. Walker devotes approximately 15% of his time towards the scientific direction (as an independent contractor) and general corporate development of the Issuer (in his roles as an officer and director). Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, UK, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and the sole director of Rhythm-Search and a director of Atriven.

ROBERT WILLIAM RIEDER, M.B.A. - President, Chief Executive Officer and Director

Mr. Rieder has been a director since April 1997, and has been employed by the Issuer on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp., Canada's largest medical investment fund. Mr. Rieder was Chief Operating Officer for Telecom Inc. in 1994, and was a director of SFG Technology Inc., all Vancouver-based technology companies and to the best of Mr. Rieder's knowledge, all of which still carry on business. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. Mr. Rieder received his M.B.A. from the University of Western Ontario. Mr. Rieder is the President, Chief Executive Officer and a director of Atriven.

CLIVE PETER PAGE, Ph.D. - Director

Dr. Page has been a director of the Issuer since January 16, 1996. He is presently responsible for the Issuer's cough project (see "Business of the Issuer - Products Under Development - The Cough Project" for further information) on which he spends approximately 50% of his time. Dr. Page has been a Professor of Pharmacology at King's College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry for over 10 years.
He is recognized by his peers as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Professor Page has had pharmaceutical industry experience in his previous work for Novartis AG (formerly Sandoz) of Switzerland, a pharmaceutical company.

GREGORY NORBERT BEATCH, Ph.D. - Vice President, Research

Dr. Beatch has been employed on a full-time basis as the Issuer's VP Research since June 1997. Dr. Beatch joined the Issuer in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the HPB from 1990 to September 1996. Dr. Beatch was also with the University of Ottawa Heart Institute from 1992 to September 1997 and, from 1996, held an Assistant Professorship in Cardiology & Pharmacology at this facility. In these capacities, Dr. Beatch has been involved in the new drug submission and approval process. Dr. Beatch also is an adjunct professor at the Department of Pharmacology and Therapeutics, UBC. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

SHEILA GRANT, M.B.A. - Corporate Secretary and Director of Finance and Administration

Ms. Grant has been employed on a full-time basis by the Issuer as its Secretary and Director of Finance and Administration since May 1997. Ms. Grant joined the Issuer as Director of Business Operations in September 1996. Prior to this date, Ms. Grant acted as business consultant to De Novo Enzyme Corporation and Coopers & Lybrand from 1995 to 1996.

Organizational Structure and Facilities

The Issuer currently has 31 full-time employees, 26 of which are employed in research and development and five of which are engaged in administration. Of the 26 engaged in research and development, 14 have Ph.D. or Masters degrees in a scientific field. At this time, none of the Issuer's employees are subject to collective bargaining agreements.

The Issuer anticipates hiring two additional full-time personnel during the remainder of 2000 in order to meet its business objectives, of which one of the new personnel will fall within administration and one will fall within research and development.

The Issuer has a Scientific Advisory Board which it uses to assist it in analysing its product candidates. See "Directors, Management and Officers - Scientific Advisory Board".

The Issuer operates as a "semi-virtual" organization. "Semi-virtual" is a term used to describe an organization that adopts, in part, the concept of a "virtual" organization, i.e. an organization that operates without any physical infrastructure and with consultants and contractors in place of employees. A semi-virtual organization operates with a minimum set of core staff and minimal physical infrastructure, contracting out a large part of the non-essential business activities. Given the small, core team of scientists and staff maintained by the Issuer, a significant amount of the specialized work required by the Issuer for its projects is contracted out. See "Business of the Issuer - Products Under Development - Collaboration Strategy".

The Issuer, Rhythm-Search and Atriven currently lease 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the University of British Columbia ("UBC") Endowment Lands. The term of the lease is 36 months and commenced on April 1, 1999. The Issuer may, at its option, extend the term of the lease for an additional three 24 month periods. Annual rental arrangements are $237,000 per annum until June 30, 2000, after which time the rental arrangements increase to $241,000 per annum.

Regulatory Environment

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices ("GMP") during production. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the TPP. In the United States, drugs are subject to rigorous regulation by the FDA.

The Issuer's success is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with world-wide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, the Issuer may itself undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. The Issuer believes that this approach will allow it to make cost effective developmental decisions in a timely fashion. See "Business of the Issuer - Products Under Development - Collaboration Strategy" and "Risk Factors".

The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

(a) pre-clinical studies, being laboratory and animal toxicology tests performed to assess the safety and potential efficacy of the product;

(b) submission of an investigational new drug application ("IND"), which must become effective before human clinical trials commence;

(c) Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

(d) Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

(e) Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

(f) the submission of a new drug application ("NDA") to the government authorities in the United States, or a new drug submission ("NDS") in Canada; and

(g) FDA approval of an NDA and HPB approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat.

An IND must be filed and accepted by the TPP or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPP or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical studies the results are submitted to the TPP as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. Management of the Issuer anticipates that TPP and FDA marketing approval for the majority of its products will take between 12 and 24 months from the date an NDS or an NDA is submitted. In addition, an establishment license application must be filed and approved by the FDA or TPP for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. The Issuer intends to partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices see "Risk Factors".

Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

Proprietary Protection

General

The cornerstone of the Issuer's patent strategy is to pursue in selected jurisdictions the broadest possible patent protection on its proprietary products and technology. Based on what is known to the Issuer in the prior art on the subject matter to be protected, the strongest possible patent claims will be filed. Accordingly, for novel compounds, claims for the compound, composition and use will be made. Whereas for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Issuer plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standards in a timely fashion.

In addition to its patents and licenses, the Issuer also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is the Issuer's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Issuer. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Issuer utilizing property of the Issuer or relating to the Issuer's business and conceived or completed by the individual during employment are the exclusive property of the Issuer to the extent permitted by law.

Patents

The Issuer, and technology licensors who have granted the Issuer commercial rights, have been granted patents or have filed patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by the Issuer. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Issuer will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors. See "Risk Factors".

UBC was granted a patent in each of the United States, Australia and Europe directed to the use of a series of compounds, including RSD921. Two additional patent applications in this family are pending in Japan and Canada. This technology has been licensed exclusively to the Issuer. To further broaden the coverage of this series of compounds, the Issuer filed, on its own behalf, a US provisional patent application ("PPA") on certain mixtures in 1997. In 1998, this PPA was converted to a regular US non-provisional patent application ("NPA") and the corresponding Patent Cooperation Treaty ("PCT") application. Concurrently, applications in several non-PCT Asian countries were also filed for additional protection. The pending applications related to this technology are directed to composition and use.

The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: the Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the WIPO official internet website (http://www.wipo.int).
                                                         -------------------

UBC has been granted two US patents covering another series of antiarrhythmic compounds which the Issuer has licensed under the UBC License Agreement (see "Business of the Issuer - Licenses and Collaborative Research Agreements"). Additional patent applications in the United States and a number of other countries are pending. The Issuer has also filed a total of four PPAs with respect to other antiarrhythmic compounds developed internally, all of which have been converted to the corresponding NPA and PCT applications. The pending applications related to this technology are directed to use, use and compound, or composition.

In 1998, the Issuer converted the PPA filed in respect of the use of the Issuer's first series of Nociblockers to a NPA and the corresponding PCT application. Applications in several non-PCT Asian countries were also filed.
A second PPA has also been filed to broaden the coverage of the Issuer's Nociblocker technology. The pending applications related to this technology are directed to use.

The Issuer filed two PPAs in 1998 protecting the proprietary technology of its cough project. Both PPAs have been converted to the corresponding NPA and PCT applications. The pending applications related to this technology are directed to compound and use, or composition and use.

The Issuer has five pending patent applications covering various compounds that have demonstrated efficacy as pro-erectile agents in animal models and may be useful in the treatment of sexual dysfunction including impotence. The pending applications related to this technology are directed to compound and use, or composition and use.

The following table sets forth the issued patents licensed by the Issuer from UBC relating to the antiarrhythmic project and local anaesthetic project:

                                     Issued Patents
================================================================================
  Patent No.        Scope of Patents            Country           Date Issued
--------------------------------------------------------------------------------
  5,506,257               Use                    US              09 April 1996
--------------------------------------------------------------------------------
    668,932               Use                 Australia        10 September 1996
--------------------------------------------------------------------------------
    632,806               Use                 Europe(1)           02 July 1997
--------------------------------------------------------------------------------
  5,637,583         Compound & Use               US               10 June 1997
--------------------------------------------------------------------------------
  5,885,984         Compound & Use               US               23 March 1999
================================================================================

(1) Registration of the granted European patent has been effected in the following countries: France, Germany, Great Britain, Ireland, Italy, Spain and Switzerland. Extension of the Great Britain registration to Hong Kong and Brunei has been made.

The following table sets forth the patent applications owned or licensed from UBC by the Issuer relating to the five projects:

Patent Applications
================================================================================
 Patent Application No.       Country        Date Filed        Owned/Licensed
--------------------------------------------------------------------------------
Antiarrhythmic Project and the RSD Local Anaesthetic Project
--------------------------------------------------------------------------------
   2,132,841                  Canada       26 March 1993 (1)       Licensed
--------------------------------------------------------------------------------
   5-516,135                  Japan        26 March 1993 (1)       Licensed
--------------------------------------------------------------------------------
  09/271,087                   US          17 March 1999           Licensed
--------------------------------------------------------------------------------
   2,172,513                 Canada      23 September 1994 (2)     Licensed
--------------------------------------------------------------------------------
 94/926,755.3                Europe      23 September 1994 (2)     Licensed
--------------------------------------------------------------------------------
PCT/CA00/00117                PCT         10 February 2000 (3)     Owned
--------------------------------------------------------------------------------
  09/283,873                   US           31 March 1999 (4)      Owned
--------------------------------------------------------------------------------
PCT/CA99/00280                PCT           1 April 1999 (4)       Owned
--------------------------------------------------------------------------------
   2,268,590                 Canada           12 April 1999        Owned
--------------------------------------------------------------------------------
  09/160,734                   US        25 September 1998 (5)     Owned
--------------------------------------------------------------------------------
PCT/CA98/00905                PCT        25 September 1998 (5)     Owned
--------------------------------------------------------------------------------
   87115941                  Taiwan      25 September 1998         Owned
--------------------------------------------------------------------------------
    046295                  Thailand     24 September 1998         Owned
--------------------------------------------------------------------------------
   98/2526              The Philippines  25 September 1998         Owned
--------------------------------------------------------------------------------
  PI 9804386               Malaysia      25 September 1998         Owned
--------------------------------------------------------------------------------
PCT/CA00/TBA                  PCT         3 March 2000 (6)         Owned
--------------------------------------------------------------------------------
     TBA                     Canada          12 June 2000          Owned
--------------------------------------------------------------------------------
Cough Project
--------------------------------------------------------------------------------
  09/328,540                   US           9 June 1999 (7)        Owned
--------------------------------------------------------------------------------
PCT/CA99/00535                PCT           9 June 1999 (7)        Owned
--------------------------------------------------------------------------------
  09/328,541                   US           9 June 1999 (8)        Owned
--------------------------------------------------------------------------------
PCT/CA99/00534                PCT           9 June 1999 (8)        Owned
--------------------------------------------------------------------------------
   2,292,351                Canada         15 December 1999        Owned
--------------------------------------------------------------------------------
   2,292,343                Canada         15 December 1999        Owned
--------------------------------------------------------------------------------
   2,292,350                Canada         15 December 1999        Owned
--------------------------------------------------------------------------------
Pro-Erectile Project
--------------------------------------------------------------------------------
  09/111,684                   US           8 July 1998 (9)        Owned
--------------------------------------------------------------------------------
PCT/CA98/00662                PCT           9 July 1998 (9)        Owned
--------------------------------------------------------------------------------
   87113676                  Taiwan          19 August 1998        Owned
--------------------------------------------------------------------------------
PCT/US99/27484                PCT         9 November 1999 (10)     Owned
--------------------------------------------------------------------------------
PCT/US99/15571                PCT           8 July 1999 (11)       Owned
--------------------------------------------------------------------------------
Nociblocker Project
--------------------------------------------------------------------------------
  09/140,027                   US         26 August 1998 (12)      Owned
--------------------------------------------------------------------------------
PCT/CA98/00842                PCT        3 September 1998 (12)     Owned
--------------------------------------------------------------------------------
    045858                  Thailand         31 August 1998        Owned
--------------------------------------------------------------------------------
   87114395                  Taiwan          31 August 1998        Owned
--------------------------------------------------------------------------------

================================================================================
  Patent No.        Scope of Patents            Country           Date Issued
--------------------------------------------------------------------------------
 1-1998-02246            The Philippines     31 August 1998        Owned
--------------------------------------------------------------------------------
  PI 9804017                 Malaysia       2 September 1998       Owned
--------------------------------------------------------------------------------
  60/154,436                   US          17 September 1999       Owned
================================================================================


NOTE: In the foregoing table, "PCT" refers to a filing pursuant to the International Patent Cooperation Treaty.
(1)     Claims priority to US application filed 26 March 1992.
(2)     Claims priority to US application filed 24 September 1993.
(3)     Claims priority to US application (#60/119,887) filed 12 February 1999.
(4) Claims priority to US application (#60/080,347) filed 1 April 1998 and US application (#60/118,954) filed 5 February 1999.
(5)     Claims priority to US application (#60/060,154) filed 26 September 1997.
(6)     Claims priority to US application (#60/122,858) filed 4 March 1999.
(7)     Claims priority to US application (#60/088,597) filed 9 June 1998.
(8)     Claims priority to US application (#60/088,587) filed 9 June 1998.
(9)     Claims priority to US application (#60/052,051) filed 9 July 1997.
(10)    Claims priority to US application (#60/109,225) filed 19 November 1998.
(11)    Claims priority to US application (#60/092,097) filed 8 July 1998.
(12)    Claims priority to US application (#60/056,312) filed 3 September 1997.


Administration

The estimated monthly and total administration costs that will be incurred in order for the Issuer to achieve its stated business objectives (see "Business of the Issuer - Stated Business Objectives") are as follows:

================================================================================
Item                                           Monthly Costs     Total Costs (1)
--------------------------------------------------------------------------------
Salaries & Benefits:                            $    40,000       $   880,000
Legal, Accounting & Audit:                            8,000           176,000
Fees (2):                                             8,000           176,000
Travel & Accommodation:                               6,500           143,000
Office Expenses (3):                                 26,500           583,000
Investor Relations:                                   5,500           121,000
Corporate Communications:                             3,000            66,000
Regulation & Transfer Agent Fees:                     2,000            44,000
Bank Charges & Interest:                              2,000            44,000
Taxes:                                                2,500            55,000
--------------------------------------------------------------------------------
TOTAL:                                          $   104,000       $ 2,288,000
================================================================================

(1)  Covering the 22 month period from May 1, 2000 through February 28, 2002.
(2) Fees include directors' and consultant fees. See "Material Contracts" and "Payments to Insiders".
(3)  Office expenses include rent, telephone, fax, supplies, etc.

                                     USE OF PROCEEDS

Funds Available

The Issuer has, as of April 30, 2000, the following funds available for its use (the "Funds Available"):

    Net Proceeds from sale of Special Warrants (1)            $  7,025,000
    Estimated working capital as of April 30, 2000               4,969,000
                                                              ------------
    Total Funds Available                                     $ 11,994,000
                                                              ============

Principal Purposes

The Funds Available are intended to be utilized by the Issuer as follows:

    Antiarrhythmic Project pre-clinical toxicology studies including
       GMP manufacture of drug candidate(2)                   $    700,000
    Antiarrhythmic Project, Phase I clinical trial (2)           1,000,000
    Antiarrhythmic Project, Phase II clinical trial (2)          2,300,000
    Cough Project, Phase II trial (3)                              300,000
    Patents (4)                                                    500,000
    Administration costs (5)                                     2,288,000
    Working capital to fund ongoing operations                   4,906,000
                                                              ------------
    Total:                                                    $ 11,994,000
                                                              ============

(1) Net of Offering expenses, including a cash commission of $543,822 paid by the Issuer to the Agents. See "Plan of Distribution". These funds are currently in escrow.
(2) See "Business of the Issuer - Products Under Development - The Antiarrhythmic Project".
(3)  See "Business of the Issuer - Products Under Development - The Cough
     Project".
(4) See "Business of the Issuer - Stated Business Objectives" and "Proprietary Protection - Patents".
(5) For a breakdown of estimated administration expenses, see "Business of the Issuer - Administration".

The Issuer will spend the Funds Available to further the Issuer's stated business objectives set out in "Business of the Issuer". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Issuer to achieve its stated business objectives.

                                    RISK FACTORS

Investment in the securities offered under this Prospectus must be considered highly speculative due to the nature of the Issuer's business and its present stage of development. Specific risk factors to be considered by a prospective investor include, but are not limited to, the following:

Uncertainties Related to Early Stage of Development. The Issuer is at an early stage of development. The Issuer has not completed the development of any commercial products, and, accordingly, has no profitable operating history upon which investors may rely. The Issuer has received limited revenues from operations and expects that most of its revenues in the foreseeable future will result from further corporate collaborations, if any. The Issuer's product candidates will require significant additional investment in research and development and in clinical trials, requiring substantial resources. There can be no assurance that any of the Issuer's products will meet applicable health regulatory standards, obtain required regulatory approvals, or be capable of being produced in commercial quantities at reasonable costs. Products that may result from the Issuer's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Issuer will receive any significant revenues from commercial sales of such products. There is no assurance that the Issuer will be able to enter into any corporate collaborations or that the Issuer will ever achieve profitability.

Limited Revenues; History of Significant Losses; Accumulated Deficit. The Issuer has had no sales revenue to date. Although the Issuer has been involved with pharmaceuticals since 1992, it has been engaged only in research and development. The Issuer has generated limited non-sales revenue and has incurred significant operating losses, including net losses of $4,451,320, $5,168,419, and $2,749,088 for the years ended November 30, 1999, 1998, and 1997 respectively, and $1,129,831 and $787,337 for the three month periods ending February 29, 2000 and February 28, 1999, respectively. The Issuer's revenues were $450,263 for the year ended November 30, 1999, and $171,893 for the three months ending February 29, 2000. The future growth and profitability of the Issuer will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Issuer's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Issuer anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Issuer is able to achieve adequate revenue levels. There can be no assurance that the Issuer will be able to significantly increase revenues or achieve profitable operations.

Future Capital Needs; Uncertainties of Additional Funding. The Issuer will require substantial capital resources in order to conduct its operations. The Issuer's future capital requirements will depend on many factors, including, among other things, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Issuer to establish corporate collaborations and licensing arrangements; progress with pre-clinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Issuer's control. The Issuer intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Issuer may be required to delay, reduce the scope of, eliminate or divest of one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Issuer's business, financial condition and results of operations.

Volatility of Share Price. The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. See "Price Range and Trading Volumes of Common Shares". Certain factors such as announcements by the Issuer, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Issuer, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Common Shares.

Escrowed Proceeds. The net proceeds of the Private Placement were placed into escrow pursuant to a special warrant indenture between the Issuer and Pacific Corporate Trust Company (as escrow agent) on the closing of the Private Placement. The proceeds will be released to the Issuer on the earlier to occur of the fifth business day following the Receipt Date and August 3, 2000, unless a holder of a Special Warrant requests the Issuer to repurchase its Special Warrants prior to that date. Each holder of a Special Warrant has the right to request the Issuer to repurchase its Special Warrants for a period of 21 days if the Issuer fails to obtain a Receipt for this Prospectus by July 13, 2000 in the jurisdiction in which the holder is resident.

No Assurance of Regulatory Approval: Potential Delays. The pre-clinical studies and clinical trials of any products developed by the Issuer or its corporate collaborators and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any products resulting therefrom are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the FDA, in Canada by the HPB and by other similar agencies in other countries. Any product developed by the Issuer or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Issuer or its corporate collaborators, impose significant additional costs on the Issuer and its corporate collaborators, diminish any competitive advantages that the Issuer or its corporate collaborators may attain and adversely affect the Issuer's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Issuer.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Issuer is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Issuer's discovery, research and development work. In addition, the Issuer cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Issuer's products, and there can be no assurance that the Issuer will not be required to incur significant costs to comply with current or future laws or regulations or that the Issuer will not be adversely affected by the cost of such compliance.

No Assurance of Market Acceptance. There can be no assurance that any products successfully developed by the Issuer or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Issuer's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Issuer or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Issuer or its corporate collaborators.

Substantial Competition. The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Issuer.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than the Issuer. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Issuer. These companies and institutions compete with the Issuer in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Issuer's programs. The Issuer will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Issuer and its corporate collaborators, or that such competitive products will not render the Issuer's products obsolete. See "Business of the Issuer - Market".

Dependence Upon Key Personnel. The Issuer is dependent on certain key employees, the loss of whose services might significantly delay or prevent the Issuer's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Issuer. There can be no assurance that the Issuer will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Issuer's business, financial condition and results of operations. In addition, the Issuer does not maintain "key person" life insurance on any of its officers, employees or consultants. The Issuer also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Issuer's request or assist the Issuer in formulating its research and development strategy. These scientific collaborators are not employees of the Issuer and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Issuer. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Issuer.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others. The manufacture and sale of any products developed by the Issuer will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Issuer has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Issuer will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection. The Issuer's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The Issuer intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Issuer or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Issuer will not be successfully challenged, (ii) such products will not infringe the patents of third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Issuer from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Issuer may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Issuer could be reduced: if licenses cannot be obtained on an economical basis, delays in market introduction of the Issuer's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Issuer determines to defend or contest the validity of patents relating to its products or the products of a third party, the Issuer could incur substantial legal expenses with no assurance of success.

In certain instances, the Issuer may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Issuer's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to an Issuer product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Issuer would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to the Issuer or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Issuer could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Issuer participates in patent suits brought against or initiated by its corporate collaborators of if the Issuer initiates such suits. There can be no assurance that funds or resources would be available to the Issuer in the event of any such litigation. Additionally, there can be no assurance that the Issuer or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Issuer to significant liabilities, require disputed rights to be licensed from other parties or require the Issuer or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Management of Growth. The Issuer's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Issuer's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Issuer's operational, financial, manufacturing and management information systems could have a material adverse effect on the Issuer's business, financial condition, and results of operations.

No Assurance of Successful Manufacturing. The Issuer has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products which it may develop. Accordingly, if the Issuer were able to develop any products with commercial potential, the Issuer would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Issuer would be able independently to develop such capabilities or that the terms of any such arrangement would be favourable enough or available to permit the products to compete effectively in the marketplace.

Delays from Non-compliance with Good Manufacturing Practices ("GMP"). The manufacture of the Issuer's pharmaceutical products will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Issuer or any entity manufacturing products on behalf of the Issuer will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Issuer's proposed products. Failure or delay by any manufacturer of the Issuer's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Issuer.

No Assurance of Successful Marketing. Although certain members of the Issuer have experience in marketing pharmaceutical products, the Issuer does not currently have the resources to market the products which it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Issuer is able to develop any products with commercial potential, the Issuer would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Issuer would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Issuer than if the Issuer marketed the products itself.

Dependence on and Management of Future Corporate Collaborations. The success of the Issuer's business strategy is largely dependent on its ability to enter into corporate collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Issuer is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Issuer's products or the generation of significant revenues.

Because the Issuer plans to enter into research and development collaborations at an early stage of product development, the Issuer's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Issuer, and there can be no assurance that any of the Issuer's future or existing corporate collaborators will commit sufficient resources to the Issuer's research and development programs or the commercialization of its products. There can be no assurance that the Issuer's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Issuer's future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Issuer or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of the Issuer's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Issuer's management team and effective allocation of the Issuer's resources. There can be no assurance that the Issuer will be able to simultaneously manage a number of corporate collaborations.

Exposure from Product Liability Claims. The products the Issuer will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Issuer to potential liability resulting from the use of such products. Additionally, the Issuer may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims.
Although the Issuer's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Issuer in excess of existing insurance coverage, if any, may have a material adverse impact on the Issuer. In addition, any liability that the Issuer may have as a result of the manufacture of any products could have a material adverse effect on the Issuer's financial condition, business and operations, to the extent insurance covering any such liability is not available. At present, the Issuer has secured product liability coverage for the phase I clinical trial of its cough candidate, CP1. Currently, the Issuer has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Issuer's industry and of its approximate size will be carried by the Issuer against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Dilution. The Issuer has a number of warrants and options outstanding. In addition, the Issuer may raise additional funding through equity financings. The exercise of warrants and issuance of shares and the completion of equity financings, if available, may result in substantial dilution to shareholders. See "Dilution".

Conflicts of Interest. Certain of the Issuer's directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, conflicts of interest may arise which may be harmful to the interests of the Issuer. In the event that such a conflict of interest arises at a meeting of the Issuer's directors, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. See "Directors, Management and Officers - Conflicts of Interest".

No Dividends. To date, the Issuer has not paid any dividends on its Common Shares and does not intend to declare any dividends in the foreseeable future.

                     DIRECTORS, MANAGEMENT AND OFFICERS

Name, Address, Occupation and Security Holdings

The names and municipality of residence of each of the directors and officers of the Issuer, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of shares of the Issuer are as follows:

================================================================================
                                                   Common Shares   Percentage of
                                                    Beneficially        Share
                                                   Owned or Over      Ownership
                                                   Which Control    After Giving
   Name and Municipality   Principal Occupation   or Direction of  Effect to the
        of Residence        for last Five Years    Exercised (1)    Offering (2)
--------------------------------------------------------------------------------
MICHAEL J. A.WALKER, Ph.D.  Professor of           2,777,900(3)          6.3%
Vancouver, B.C.             Pharmacology at
Chairman of the Board       the University of
and a Director of Issuer    British Columbia;
President and Director of   also the President of
Rhythm-Search; Director     Rhythm-Search.  (See
of Atriven                  "Business of the
                            Issuer - Management"
                            for additional
                            disclosure).
--------------------------------------------------------------------------------
ROBERT W. RIEDER, M.B.A.    President and CEO              109,600          0.2%
Vancouver, B.C.             since April 1998;
President, Chief            also the President
Executive Officer           and CEO of Atriven.
and a Director of           Previously he was
Issuer; President,          Vice-President at MDS
Chief Executive             Ventures Pacific Inc.
Officer and a               (See "Business of the
Director of Atriven         Issuer - Management" for
                            additional disclosure).
--------------------------------------------------------------------------------
ALLEN IAN BAIN, Ph.D. (4)   President and CEO of            22,500         0.05%
Vancouver, B.C.             Immune Network Research
Director of Issuer;         Ltd., a publicly traded
Corporate Secretary         corporation. since May
of Rhythm-Search            1999.  From March 1997
                            to April 1998, he was
                            President of the Issuer.
--------------------------------------------------------------------------------
CLIVE PETER PAGE, Ph.D.     Professor of Pharmacology          Nil           Nil
London, UK                  at King's College, London,
Director of Issuer          England.  (See "Business
                            of the Issuer - Management"
                            for additional disclosure).
--------------------------------------------------------------------------------
COLIN ROGER MALLET (4)      Consultant; formerly the           Nil           Nil
Vancouver, B.C.             President of Sandoz Canada.
Director of Issuer
--------------------------------------------------------------------------------
OH KIM SUN (4), C.A.,       Group Executive Director,    5,604,386 (5)     12.8%
Kuala Lumpur, Malaysia      Chemical Company of
Director of Issuer          Malaysia Berhad.
--------------------------------------------------------------------------------
DARRELL ELLIOTT             From August 1999, Senior           Nil           Nil
North Vancouver, B.C.       Vice President, MDS
Director of Issuer          Capital Corp.; prior
                            thereto, President of
                            Isuma Strategies; and prior
                            to August 1998, Vice
                            President of Royal Bank Corp.
--------------------------------------------------------------------------------

================================================================================
                                                   Common Shares   Percentage of
                                                    Beneficially        Share
                                                   Owned or Over      Ownership
                                                   Which Control    After Giving
   Name and Municipality   Principal Occupation   or Direction of  Effect to the
        of Residence        for last Five Years    Exercised (1)    Offering (2)
--------------------------------------------------------------------------------
GREGORY N. BEATCH, Ph.D.    Vice-President, Research        45,000          0.1%
Vancouver, B.C.             of the Issuer since 1997
Vice-President, Research    and Head of Pharmacology
of the Issuer               of the Issuer since
                            September 1996; previously
                            a Research Scientist for the
                            Drugs Directorate of the
                            Health Protection Branch.
                            (See "Business of the
                            Issuer - Management" for
                            additional disclosure).
--------------------------------------------------------------------------------
SHEILA M. GRANT, M.B.A.     Corporate Secretary of             Nil           Nil
Vancouver, B.C.             the Issuer since May 1997
Director of Finance &       and Director of Business
Administration and          Operations of the Issuer
Corporate Secretary         since September 1996;
of the Issuer               previously a Consultant
                            for De Novo Enzyme Corporation
                            and Coopers & Lybrand.
                            (See "Business of the
                            Issuer - Management" for
                            additional disclosure).
================================================================================

(1)  As at June 5, 2000.
(2) Including the Common Shares to be issued upon exercise of the Special Warrants and Warrants but excluding Agents' Warrants. Reference should be made to "Share Capital - Options and Other Rights to Purchase Securities - Incentive Stock Options" for details of the options expected to be held by the directors as of the conclusion of the Offering.
(3) Held by Magic Bullets Enterprises Ltd., a wholly-owned subsidiary of 554238 B.C. Ltd., of which Drs. Walker, Page and Bain are directors, officers and shareholders.
(4)  Member of Audit Committee.
(5) Indirectly held and controlled as to 1,500,000 Common Shares through Chemical Company of Malaysia Berhad, of which Mr. Oh is an indirect shareholder and Group Executive Director and as to 4,104,386 Common Shares through CCM Investments Ltd., a wholly-owned subsidiary of Chemical Company of Malaysia Berhad.

Aggregate Ownership of Securities

As at June 5, 2000, and assuming exercise or deemed exercise of the Special Warrants and Warrants, the aggregate number of Common Shares that are beneficially owned, or directly or indirectly controlled, by all directors, officers and other members of management of the Issuer as a group is 8,559,386 Common Shares, representing approximately 24% of the total issued and outstanding Common Shares prior to the Offering and 20.8% of the total issued and outstanding Common Shares after giving effect to the Offering, excluding the exercise of the Warrants and Agent's Warrants.

Other Reporting Issuers

The directors and officers of the Issuer who have been directors or officers of other British Columbia reporting issuers within the five years prior to the date of this Prospectus, including the periods during which they acted in such capacity are as follows:

================================================================================
Name of Individual     Name of Reporting Issuer     Position     Term of Office
--------------------------------------------------------------------------------
Robert W. Rieder       Micrologix Biotech Inc.      Director     Oct. 1994 -
                                                                 Present
                       StressGen Biotechnologies    Director     Feb.1992 -
                       Corp.                                     May 2000
--------------------------------------------------------------------------------
Colin Roger Mallet     Micrologix Biotech Inc.      Director     Dec.1995 -
                                                                 Present
                       Axcan Pharma Inc.            Director     Nov. 1995 -
                                                                 Present
                       Anormed Inc.                 Director     May 1996 -
                                                                 Present
--------------------------------------------------------------------------------
Allen I. Bain          Immune Network Research      Director     May 1999 -
                       Ltd.                                      Present
                                                    President    May 1999 -
                                                                 Present
--------------------------------------------------------------------------------
Darrell Elliott        Peace Arch Entertainment     Director     July 1998 -
                       Group Inc.                                May 2000
                       Chromos Molecular Systems    Director     June 1996 -
                       Inc.                                      Present
                       Consolidated Envirowaste     Director     May 1996 -
                       Industries Inc.                           Sept. 1999
                       A.R.C. Resins International  Director     April 1996 -
                       Corp.                                     Present
                       Inex Pharmaceuticals Inc.    Director     Aug. 1995 -
                                                                 Present
                       BC Research Inc.             Director     May 1995 -
                                                                 Sept. 1999
                       Develcon Electronics Ltd.    Director     Nov. 1995 -
                                                                 May 1999
                       GenSci Regeneration          Director     Feb. 1997 -
                       Sciences Inc.                             Aug. 1998
                                                    Director     Dec. 1999 -
                                                                 Present
                       Biostar Inc.                 Director     Jan. 1998 -
                                                                 Aug. 1998
                                                    Director     Sept. 1999 -
                                                                 Present
                       Philom Bios Inc.             Director     Oct. 1991 -
                                                                 Oct. 1995
                       Stressgen Biotechnologies    Director     Jan. 2000 -
                       Corp.                                     Present
================================================================================

None of the directors or officers of the Issuer have been directors, officers or promoters of other British Columbia reporting issuers during the five years prior to the date of this Prospectus.

Corporate Cease Trade Orders or Bankruptcies

A.R.C. Resins International Corp., a company of which Darrell Elliott is a director, was cease traded by the British Columbia Securities Commission on October 8, 1997 for failure to file financial statements.

Other than as disclosed herein, no director or officer of the Issuer is or has been, within the preceding five years, a director, officer or promoter of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Issuer is or has, within the past ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Individual Bankruptcies

No director or officer of the Issuer is or has, within the preceding five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Interest of Management and Others in Material Transactions

Other than as disclosed under "Payments to Insiders - Related Party Transactions", no director, senior officer or holder of more than 10% of the Issuer's share capital or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction of the Issuer within three years of the date of this Prospectus or in any proposed transaction of the Issuer, which has materially affected or would materially affect the Issuer.

Certain of the directors, officers and shareholders of the Issuer are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Issuer and as directors of other companies. Reference should be made to specific disclosure under the heading "Directors, Management and Officers - Other Reporting Issuers". All such possible conflicts are required to be disclosed in accordance with the requirements of the Company Act (British Columbia) and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

Scientific Advisory Board

The Issuer receives guidance from its scientific advisory board, primarily to assist the Issuer in analysing its product candidates. The members of the scientific advisory board are:

  *  Peter John Barnes, M.A., D.M., D.Sc., F.R.C.P.
  *  Gunnar Aberg, Ph.D.
  *  Joel Morganroth, M.D., F.A.C.C., F.A.C.P.
  *  Stanley Nattel, M.D.C.M

Drs. Barnes and Aberg are each paid the sum of US$8,500 per annum for their services as advisory board members. Dr. Nattel is paid the sum of US$10,000 per annum for his services as Chair of the antiarrhythmic advisory board. Dr. Morganroth is presently not paid for his services as an advisory board member. The members are selected by management based on their expertise in the therapeutic area under review by the Issuer.

Consulting Arrangements

As discussed above under "Business of the Issuer - Organizational Structure and Facilities", the Issuer operates as a "semi-virtual" organization. Given the small, core team of scientists and staff maintained by the Issuer, a significant amount of the specialized work required by the Issuer for its projects is contracted out. See "Business of the Issuer - Licenses and Collaborative Research Agreements - Nociblocker Agreement", "Licenses and Collaborative Research Agreements - CCM Heads of Agreement" and "Products Under Development - Collaboration Strategy".

              INDEBTEDNESS OF DIRECTORS, OFFICERS, AND MANAGEMENT

No director, officer, or member of management of the Issuer, or any of their respective associates or affiliates, is or has been indebted to the Issuer at any time since the commencement of its 1999 financial year.

                              PAYMENTS TO INSIDERS

Executive Compensation

"Executive Officer" means the chairman and any vice-chairman of the board of directors of the Issuer, where the functions of the office are performed on a full-time basis, the president, any vice-president in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Issuer or of a subsidiary of the Issuer who performed a policy-making function in respect of the Issuer, whether or not the officer is also a director of the Issuer or a subsidiary of the Issuer.

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Issuer's four highest compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the most recently completed financial year, and any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the most recently completed financial year end and whose total salary and bonus exceeds $100,000.

Long term incentive plan ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Issuer or an affiliate of the Issuer, or the price of the Issuer's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

Stock appreciation rights ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Issuer's shares.

The following table is a summary of the compensation paid by the Issuer to its Named Executive Officers during the financial years ended November 30, 1999, 1998 and 1997.

                        Summary Compensation Table
        for Financial Years Ended November 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------
                        Annual Compensation          Long Term Compensation
                      ----------------------------------------------------------
                                                    Awards          Payouts
                                                  --------------------------
                                                        Securities  Restricted
                                                 Other       Under     Shares or
                                                 Annual    Options/    Restricted                All
Name and                                         Compen-    SARs         Share       LTIP       Other
Principal        Period     Salary     Bonus     sation    Granted       Units     Payouts     Compen-
Position         Ended       ($)        ($)        ($)      (#)           ($)        ($)       sation(1)
----------------------------------------------------------------------------------------------------------------------------------
Robert W.       Nov. 30
Rieder (2)      1999        $200,000      Nil       Nil         Nil        Nil        Nil        Nil
President       1998        $125,000      Nil    $2,500 (3) 600,000        Nil        Nil        Nil
and CEO         1997             Nil      Nil       Nil     100,000        Nil        Nil        Nil
----------------------------------------------------------------------------------------------------------------------------------
Gregory N.      Nov. 30
Beatch (4)      1999        $125,000      Nil       Nil         Nil        Nil        Nil        Nil
V.P. Research   1998        $101,000      Nil       Nil      70,000        Nil        Nil     $7,400
                1997        $ 65,863  $15,000       Nil      60,000        Nil        Nil        Nil
==================================================================================================================================

(1) This sum represents the difference between the exercise price and the closing price of the Issuer's Common Shares on the date of exercise, and does not necessarily represent the actual profits realized or losses incurred on the exercise of stock options.
(2) Mr. Rieder was appointed President and CEO of the Issuer on April 16, 1998. Pursuant to an agreement (the "Employment Agreement") dated March 19, 1998, the Issuer pays a salary of $200,000 per year to Mr. Rieder. Under the Employment Agreement, if the Issuer terminates Mr. Rieder's employment without cause, the Issuer must pay Mr. Rieder a severance amount in the amount of 12 months' remuneration.
(3)  This sum represents directors' fees.
(4) Dr. Beatch commenced employment with the Issuer on September 1, 1996 and became an officer of the Issuer effective June 26, 1997.

No incentive stock options were granted to the Named Executive Officers during the financial year ended November 30, 1999. There was no repricing of stock options held by the Named Executive Officers during the financial year ended November 30, 1999.

The following table sets forth information concerning stock option exercises by the Named Executive Officers during the financial year ended November 30, 1999.


                       Table of Option and SAR Exercises
--------------------------------------------------------------------------------
                                                            Value of Unexercised
           Securities                     Unexercised           in-the-Money
            Acquired                    Options/SARs at        Options/SARs at
               on        Aggregate     November 30, 1999      November 30, 1999
            Exercise       Value        (#) Exercisable/      ($) Exercisable/
Name          (#)       Realized ($)    (Unexercisable)        (Unexercisable)
--------------------------------------------------------------------------------
Robert W.      Nil          Nil             280,000                 N/A
Rieder                                     (360,000)
--------------------------------------------------------------------------------
Gregory N.  10,000          Nil              85,000                 N/A
Beatch                                      (40,000)
--------------------------------------------------------------------------------

Compensation of Directors

The following directors of the Issuer have received remuneration from Issuer in their capacity as directors during the financial year ended November 30, 1999 as follows:

--------------------------------------------------------------------------------

Director                  Salary            Directors' Fees     Consulting Fees
--------------------------------------------------------------------------------
Darrell Elliott             Nil              $8,333                   $6,500 (1)
--------------------------------------------------------------------------------
Colin Roger Mallet          Nil             $10,000                   $2,000
--------------------------------------------------------------------------------
Clive Peter Page            Nil             $10,000                  $39,261
--------------------------------------------------------------------------------
(1)     Paid to a private company owned by Mr. Elliott.

Other than as disclosed herein, none of the directors of the Issuer, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for the benefit of the Issuer during the most recently completed financial year.

The Issuer does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the granting of stock options. See "Capitalization - Share Capital - Options and Other Rights to Purchase Securities".

Related Party Transactions

Dr. Michael Walker, the Chairman of the board and a director of the Issuer, and Allen Ian Bain, a director of the Issuer, were insiders of MBE at the time that the Issuer purchased from MBE the remaining 50% of Rhythm-Search. Reference should be made to disclosure under "Business of the Issuer - Acquisitions - Rhythm-Search Developments Ltd." for further details regarding this transaction.

The Issuer has contracted out pre-clinical studies relating to its cough project. These studies have been conducted at Pneumolabs Inc., a private contract research organization based in the UK. Several of the Issuer's directors, namely Drs. Allen Bain, Michael Walker and Clive Page, are directors, officers and indirect shareholders of Pneumolabs Inc. As at April 30, 2000, the Issuer has paid a cumulative total of approximately $216,000 in research expenses to Pneumolabs Inc., $48,000 of which were paid during the financial year ended November 30, 1998, $164,000 of which were paid during the financial year ended November 30, 1999 and $4,000 of which were paid during the three month period ended February 29, 2000.

Proposed Compensation

The Issuer expects to pay a total of $325,000 in salaries/consulting fees to its current Named Executive Officers over the 12 month period ending February 28, 2001 as follows:

         ============================================================
          Named Executive Officer             Proposed Compensation
         ------------------------------------------------------------
           Robert W. Rieder                         $200,000
         ------------------------------------------------------------
           Gregory N. Beatch                        $125,000
         ============================================================

Directors and Officers Insurance

The Issuer maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a $25,000 deductible loss payable by the Issuer.

                                     DILUTION

The following table illustrates the per share dilution to the Common Shares of the Issuer attributable to the issuance of Common Shares on exercise of the Special Warrants, based on the consolidated balance sheet of the Issuer as at February 29, 2000:

     Issue Price                                                     $1.40
     Net tangible book value per share (excluding technology,
       license and patents) before the distribution of Special
       Warrants                                                      $0.16
     Increase in net tangible book value per share
       attributable to the distribution of Special Warrants          $0.15
                                                                     -----
     Net tangible book value per share (excluding technology,
       license and patents) after the distribution of Special
       Warrants (1)                                                  $0.31
                                                                     -----
     Dilution to subscribers                                         $1.09
                                                                     =====

     Percentage of dilution in relation to issue price              77.86%

     (1) After deducting the estimated expenses of the Offering ($743,880, including the Agents' commissions), and assuming all the Special Warrants are exchanged for Common Shares on a one for one basis.

                                   CAPITALIZATION

The following table sets forth the capitalization of the Issuer, as adjusted to give effect to this Offering. See "Capitalization - Fully Diluted Share Capital".

================================================================================
                                                            Outstanding at April
                                                           30, 2000 after giving
                            Outstanding at                effect to the Offering
                             February 29,   Outstanding at         and other
               Authorized       2000        April 30, 2000       Adjustments (1)
--------------------------------------------------------------------------------
Obligations
under Capital
Lease             N/A          $    86,207   $       73,615      $    73,615
--------------------------------------------------------------------------------
Long-Term Debt    N/A          $   102,469   $       91,205      $    91,205
--------------------------------------------------------------------------------
Shareholders'
  Equity
--------------------------------------------------------------------------------
  Common Shares  200,000,000   $24,239,024   $   24,811,109      $31,836,109 (2)
                  shares     (34,417,942 shs)(35,204,506 shs)(40,753,706 shs)(3)
--------------------------------------------------------------------------------
  Contributed                    1,056,266        1,056,266        1,056,266
    Surplus
--------------------------------------------------------------------------------
  Deficit                      (17,444,420)     (17,444,420)(4)  (17,444,420)(4)
--------------------------------------------------------------------------------
Total
Shareholders'
Equity(5)                      $ 7,850,870   $    8,422,958     $ 15,444,955
--------------------------------------------------------------------------------
Total Capitalization           $ 8,039,546   $    8,587,775     $ 15,612,775
================================================================================

Notes:
(1) Reflects the issuance of 5,549,200 Special Warrants to the public at a price of $1.40 per Special Warrant exercisable into Common Shares (see "Plan of Distribution"). Assumes Receipts for this Prospectus are issued on or before July 13, 2000.
(2) After deducting the expenses of the Offering estimated at $743,880 including the Agents' commissions.

(3) Excludes 3,297,500 Common Shares reserved for issuance upon the exercise of options granted to certain of the Issuer's executive officers, directors, employees and consultants (see "Capitalization - Options and Other Rights to Purchase Securities" and "Incentive Stock Options"), 2,774,600 Common Shares reserved for issuance upon exercise of the Warrants and 178,571 Common Shares reserved for issuance upon exercise of the FF Warrants. Does not give effect to the exercise of Agents' Warrants.
(4)  As at February 29, 2000.
(5) See Note 11 of the Issuer's financial statements for a description of commitments under operating leases.

Options and Other Rights to Purchase Securities

As at June 5, 2000, together with the addition of all rights to purchase securities other than the Special Warrants and Warrants, the Issuer has granted persons rights to purchase or acquire an aggregate of 4,030,991 Common Shares as described below. The closing market price of the Common Shares on June 5, 2000 was $1.26.

Incentive Stock Options

The following table sets forth details, as at June 5, 2000, of the incentive stock options entitling the holders to purchase an aggregate of 3,297,500 Common Shares of the Issuer. Currently the directors of the Issuer who are not also executive officers (5) as a group hold an aggregate of options to purchase 550,000 Common Shares and the executive officers of the Issuer (3) hold options to purchase an aggregate of 1,105,000 Common Shares. All other employees of the Issuer as a group hold options to purchase an aggregate of 797,500 Common Shares. As at June 5, 2000, the market value of the Common Shares subject to incentive stock options was $1.26.

================================================================================
                   No. of Common                                    Market Value
                   Shares Subject               Exercise              on Date of
Name of Optionees    to Option    Date of Grant   Price   Expiry Date   Grant
--------------------------------------------------------------------------------
Michael J.A. Walker     30,000    Nov. 1, 1995    $0.63  Oct. 31, 2000   $0.55
--------------------------------------------------------------------------------
Alexander Zolotoy       10,000    May 25, 2000    $1.27  May 24, 2006    $1.30
                        40,000    Apr. 3, 1997    $1.40  Apr. 2, 2002    $1.52
--------------------------------------------------------------------------------
Shlomo Abraham           5,000    Nov. 1, 1995    $0.63  Oct. 31, 2000   $0.55
--------------------------------------------------------------------------------
Michael Pugsley          5,000    Nov. 1, 1995    $0.63  Oct. 31, 2000   $0.55
--------------------------------------------------------------------------------
Bertrand Plouvier       25,000    May 25, 2000    $1.27  May 24, 2006    $1.30
                         5,000    Nov. 1, 1995    $0.63  Oct. 31, 2000   $0.55
                        40,000    Apr. 3, 1997    $1.40  Apr. 2, 2002    $1.52
                        10,000    June 12, 1998   $1.58  June 11, 2004   $1.35
--------------------------------------------------------------------------------
Wei Qun Wang             7,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        15,000    Jan. 11, 1999    $1.26  Jan. 10, 2005  $1.29
--------------------------------------------------------------------------------
Sandro Yong             15,000    Feb. 14, 2000    $1.05  Feb. 13, 2006  $1.18
--------------------------------------------------------------------------------
Clive Peter Page       100,000    Apr. 11, 1996    $0.70  Apr. 10, 2001  $0.68
                        50,000    Nov. 1, 1999     $0.61  Oct. 31, 2004  $0.60
--------------------------------------------------------------------------------
Colin Roger Mallet     100,000    Apr. 11, 1996    $0.70  Apr. 10, 2001  $0.68
--------------------------------------------------------------------------------
Richard A. Wall         75,000    July 9, 1996     $1.00  July 8, 2001   $0.88
--------------------------------------------------------------------------------
David Quastel           50,000    July 9, 1996     $1.00  July 8, 2001   $0.88
--------------------------------------------------------------------------------
Bernard MacLeod         50,000    July 9, 1996     $1.00  July 8, 2001   $0.88
--------------------------------------------------------------------------------

================================================================================
                   No. of Common                                    Market Value
                   Shares Subject               Exercise              on Date of
Name of Optionees    to Option    Date of Grant   Price   Expiry Date   Grant
--------------------------------------------------------------------------------
Joel Morganroth        120,000    Apr. 3, 1997     $1.40  Apr. 2, 2002   $1.52
--------------------------------------------------------------------------------
Sheila M. Grant         30,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        60,000    Apr. 3, 1997     $1.40  Apr. 2, 2002   $1.52
--------------------------------------------------------------------------------
Sue Milne               10,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        20,000    Apr. 3, 1997     $1.40  Apr. 2, 2002   $1.52
--------------------------------------------------------------------------------
Ganesan Adaiken         30,000    Apr. 3, 1997     $1.40  Apr. 2, 2002   $1.52
--------------------------------------------------------------------------------
Robert W. Rieder       200,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        40,000    Apr. 21, 1997    $1.42  Apr. 20, 2002  $1.33
                       600,000    Mar. 18, 1998    $1.49  Mar. 17, 2003  $1.59
                        55,000    Mar. 30, 2000    $1.81  Mar. 29, 2005  $1.63
--------------------------------------------------------------------------------
Gregory N. Beatch       65,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        60,000    May 30, 1997     $1.25  May 29, 2002   $1.14
                        55,000    Oct. 16, 1998    $1.05  Oct. 15, 2004  $1.02
--------------------------------------------------------------------------------
David Dickenson         30,000    May 30, 1997     $1.25  May 29, 2002   $1.14
--------------------------------------------------------------------------------
Tao Sheng                7,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        15,000    Jan. 19, 1998    $0.97  Jan. 18, 2003  $0.92
--------------------------------------------------------------------------------
Allen Ian Bain         200,000    Mar. 27, 1998    $1.85  Apr. 26, 2001  $1.85
--------------------------------------------------------------------------------
Gunnar Aberg           120,000    June 12, 1998    $1.58  June 11, 2004  $1.35
--------------------------------------------------------------------------------
Lewis Choi              17,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        25,000    June 12, 1998    $1.58  June 11, 2004  $1.35
                        10,000    Oct. 16, 1998    $1.05  Oct. 15, 2004  $1.02
--------------------------------------------------------------------------------
Lilian Clohs            20,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        40,000    June 12, 1998    $1.58  June 11, 2004  $1.35
--------------------------------------------------------------------------------
Herman Fernandes        10,000    June 12, 1998    $1.58  June 11, 2004  $1.35
                         5,000    Jan. 11, 1999    $1.26  Jan. 10, 2005  $1.29
--------------------------------------------------------------------------------
Sara Harrison            5,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        10,000    June 12, 1998    $1.58  June 11, 2004  $1.35
--------------------------------------------------------------------------------
Jeff Zhu                10,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        20,000    June 12, 1998    $1.58  June 11, 2004  $1.35
--------------------------------------------------------------------------------
Yuzhong Liu              7,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        15,000    June 12, 1998    $1.58  June 11, 2004  $1.35
--------------------------------------------------------------------------------
Salome Mbofana           5,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        10,000    June 12, 1998    $1.58  June 11, 2004  $1.35
--------------------------------------------------------------------------------
Grace Jung              25,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        50,000    Oct. 16, 1998    $1.05  Oct. 15, 2004  $1.02
--------------------------------------------------------------------------------

================================================================================
                   No. of Common                                    Market Value
                   Shares Subject               Exercise              on Date of
Name of Optionees    to Option    Date of Grant   Price   Expiry Date   Grant
--------------------------------------------------------------------------------
Ying Dong                7,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        15,000    Oct. 16, 1998    $1.05  Oct. 15, 2004  $1.02
--------------------------------------------------------------------------------
Leah Monds               5,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        10,000    Oct. 16, 1998    $1.05  Oct. 15, 2004  $1.02
--------------------------------------------------------------------------------
James King             125,000    Oct. 16, 1998    $1.05  Oct. 15, 2004  $1.02
--------------------------------------------------------------------------------
Christina Yip           22,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        15,000    Jan. 11, 1999    $1.26  Jan. 10, 2005  $1.29
--------------------------------------------------------------------------------
Darrell Elliott        100,000    Feb. 9, 1999     $1.10  Feb. 8, 2004   $1.10
--------------------------------------------------------------------------------
Peter Barnes            50,000    Feb. 25, 1999    $1.05  Feb. 24, 2005  $1.02
--------------------------------------------------------------------------------
David Fedida            50,000    Nov. 1, 1999     $0.61  Oct. 31, 2005  $0.60
--------------------------------------------------------------------------------
Breakwater Financial   100,000    Nov. 1, 1999     $0.61  Oct. 31, 2002  $0.60
 Corporation
--------------------------------------------------------------------------------
Judy Wong                5,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        10,000    Nov. 1, 1999     $0.61  Oct. 31, 2005  $0.60
--------------------------------------------------------------------------------
Michael Midmer          15,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        30,000    Feb. 14, 2000    $1.05  Feb. 13, 2006  $1.18
--------------------------------------------------------------------------------
Xue Zhang                7,500    May 25, 2000     $1.27  May 24, 2006   $1.30
                        15,000    Feb. 14, 2000    $1.05  Feb. 13, 2006  $1.18
--------------------------------------------------------------------------------
Desireee Ferdinandi      5,000    May 25, 2000     $1.27  May 24, 2006   $1.30
                        10,000    Feb. 14, 2000    $1.05  Feb. 13, 2006  $1.18
--------------------------------------------------------------------------------
Stanley Nattel          50,000    Feb. 14, 2000    $1.05  Feb. 13, 2006  $1.18
--------------------------------------------------------------------------------
Kapil Bhagirath         10,000    Feb. 14, 2000    $1.05  Feb. 13, 2006  $1.18
--------------------------------------------------------------------------------
Mark Buss                5,000    May 25, 2000     $1.27  May 24, 2006   $1.30
--------------------------------------------------------------------------------
TOTAL:               3,297,500
--------------------------------------------------------------------------------

The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

Agents' Warrants

Pursuant to the terms of the Agency Agreement, the Issuer has issued Compensation Options, which will entitle the Agents to receive, without additional payment, 554,920 Agents' Warrants. The following table sets forth details of the Agents' Warrants:

================================================================================
                  No. of Common                                           Market
                  Shares to be                                  Market     Value
                   Issued On                                    Value on      on
Name of           Exercise of      Date of  Exercise  Expiry    Date of    April
Warrant Holder   Agents' Warrants   Issue    Price     Date     Issue   14, 2000
--------------------------------------------------------------------------------
Dlouhy              249,714          N/A     $1.40   Oct. 14/01   N/A      $1.25
Investments
Inc.
--------------------------------------------------------------------------------
Goepel McDermid     194,222          N/A     $1.40   Oct. 14/01   N/A      $1.25
Inc.
--------------------------------------------------------------------------------
HSBC Securities     110,984          N/A     $1.40   Oct. 14/01   N/A      $1.25
(Canada) Inc.
--------------------------------------------------------------------------------

Other Warrants

Pursuant to the non-brokered private placement financing completed by the Issuer on June 5, 2000, the Issuer has issued 178,571 FF Warrants to FutureFund Capital
(VCC) Corp. Each FF Warrant entitles the holder to purchase one Common Share at $1.60 at any time prior to June 5, 2002. See "Business of the Issuer - Summary and Analysis of Financial Operations - Recent Development".

Fully Diluted Share Capital

The following sets forth information in respect of the Issuer's share capital on a fully diluted basis:

================================================================================
         Shares Issued                    Number of Shares   Percentage of Total
--------------------------------------------------------------------------------
Issued as of June 5, 2000:                     35,561,648              74.2%
--------------------------------------------------------------------------------
Offering under this Prospectus:
To be issued upon exercise of Special
  Warrants (1)                                  5,549,200              11.6%
To be issued upon exercise of Warrants          2,774,600               5.8%
To be issued upon exercise of Agents'
  Warrants (1)                                    554,920               1.2%
--------------------------------------------------------------------------------
To be issued upon exercise of FF Warrants         178,571               0.3%
--------------------------------------------------------------------------------
Reserved for issue pursuant to exercise of
  incentive stock options as at June 5, 2000:   3,297,500               6.9%
--------------------------------------------------------------------------------
Total:                                         47,916,439             100.0%
================================================================================

(1)     Assuming the Receipt Date is on or before July 13, 2000.

Principal Holders of Voting Securities

As at June 5, 2000, the following table illustrates each person who has or is known by the Issuer to have a direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over voting securities that will constitute more than ten percent (10%) of the issued share capital of the Issuer upon completion of the Offering:

================================================================================
                                    Number of      Percentage      Percentage of
Name and         Number of       Securities Prior   of Class         Class After
Municipality Securities Prior Giving Effect to Prior to the Giving Effect of Residence to the Offering the Offering Offering to the Offering
--------------------------------------------------------------------------------
Chemical        5,604,386 (1)    5,604,386 (1)        15.8%            12.8%
Company of
Malaysia
Berhad
Kuala Lumpur,
Malaysia
================================================================================

(1) 4,104,386 of which are held by CCM Investments Ltd., of the British Virgin Islands, a wholly-owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Tekun Sepadu Sdn Bhd (beneficially owned by Dato' Lim Say Chong and Oh Kim Sun, a director of the Issuer), Permodalan Nasional Bhd (a Government owned investment company, and Lembaran Megah Sdn Bhd (beneficially owned by MUI Group, a company listed on the Kuala Lumpur Stock Exchange) each own 10% or more of Chemical Company of Malaysia Berhad.

Dividend Policy

The Issuer has not, since its inception, declared or paid any dividends on its Common Shares and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is within the discretion of the Issuer's board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Issuer. At the present time, the Issuer's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

                                PLAN OF DISTRIBUTION

Terms of the Agency Agreement

Pursuant to the Agency Agreement, the Agents acted as the Issuer's exclusive agents for the sale of 5,549,200 Special Warrants pursuant to the Private Placement. The Special Warrants were sold to purchasers resident in British Columbia, Alberta, Ontario and the Yukon. In accordance with the Agency Agreement, the Issuer paid the Agents a cash commission of $543,822 (paid from the proceeds of the Offering), and issued to the Agents an aggregate of 554,920 Compensation Options. Each Compensation Option entitles the Agents to receive, for no additional consideration, one Agents' Warrant. Each Agents' Warrant is exercisable for one Common Share at a price of $1.40 until October 14, 2001. If Receipts for this Prospectus are not issued on or before July 13, 2000, each Agents' Warrant will be exercisable for 1.1 Common Shares at a price of $1.40 until October 14, 2001.

Distribution of Securities

All unexercised Special Warrants and Compensation Options will be deemed to be exercised on the earlier to occur of the fifth business day following the Receipt Date and April 14, 2001. No additional commission or fee will be paid to the Agents, and no proceeds will be realized by the Issuer in connection with the issuance of the Common Shares and Warrants on exercise of the Special Warrants and the Agents' Warrants on exercise of the Compensation Options.

Escrowed Proceeds

The proceeds of the Private Placement, less the Agents' commission, were placed into escrow pursuant to the special warrant indenture (the "Special Warrant Indenture") dated April 14, 2000 between the Issuer and Pacific Corporate Trust Company (as escrow agent) on the closing of the Private Placement. The proceeds will be released to the Issuer on the earlier to occur of the fifth business day following the Receipt Date and August 3, 2000, unless a holder of a Special Warrant requests the Issuer to repurchase its Special Warrants prior to that date. Each holder of a Special Warrant has 21 days from July 13, 2000 to request the Issuer to repurchase its Special Warrants if the Issuer fails to obtain a Receipt for this Prospectus by July 13, 2000 in the jurisdiction in which the holder is resident.

The Escrow Agent will release the escrowed proceeds to the Issuer on the earliest to occur of:

(a) the dates on which holders convert, from time to time, their Special Warrants into the underlying securities, with respect only to the subscription proceeds pertaining to the Special Warrants converted;

(b) the date specified in writing by the Issuer's solicitors, Catalyst Corporate Finance Lawyers, as being the fifth business day following the date on which the Receipts for the Prospectus have been issued; and

(c)  August 3, 2000.

                     DESCRIPTION OF SECURITIES OFFERED

The securities being qualified by this Prospectus are as follows:

1. 5,549,200 Common Shares to be issued, without payment of any additional consideration, upon the exercise of 5,549,200 Special Warrants of the Issuer previously distributed by the Issuer under the Private Placement;

2. 2,774,600 Warrants to be issued, without payment of any additional consideration, upon the exercise of 5,549,200 Special Warrants of the Issuer. Each Warrant entitles the holder to purchase one additional common share of the Issuer at $1.60 until April 14, 2002.

3. 554,920 Agents' Warrants to be issued, without payment of any additional consideration, upon the exercise of the Compensation Options, only 277,460 of which are also being qualified in Ontario. Each Agents' Warrant entitles the holder to acquire one Common Share at $1.40 until October 14, 2001.

By approval of the Private Placement, the CDNX has approved the listing of the Common Shares issuable upon exercise of the Special Warrants, Warrants and the Agents' Warrants.

If the Receipts have not been issued by the Qualification Deadline (July 13, 2000), the holders of the Special Warrants will have the right, exercisable within 21 days from the Qualification Deadline, to require the Issuer to repurchase the Special Warrants and, if the right of repurchase is not exercised, the Special Warrants will, after the Qualification Deadline, automatically be exercisable into 1.1 Common Shares and 0.5 Warrant for each Special Warrant held, without payment of any additional consideration, on the exercise thereof. In addition, if the Receipts are not issued by July 13, 2000, the holders of the Agents' Warrants will be entitled to receive 1.1 Common Shares rather than one Common Share for each Agents' Warrant held.

Special Warrant Indenture

All of the Special Warrants were issued pursuant to the Special Warrant Indenture between the Issuer and Pacific Corporate Trust Company and are identical in all respects. Among others, the following terms and conditions apply to the Special Warrants:

(a)  no fractional Common Shares will be issued;

(b) the Special Warrants, including the number of Common Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Common Shares, certain distributions of Common Shares, or securities convertible into or exchangeable for Common Shares, or of other securities or assets of the Issuer, certain offerings of rights, warrants or options and certain capital reorganizations;

(c) the holder of Special Warrants will not constitute such holder a shareholder of the Issuer; and

(d) Special Warrants may be exercised by the holder at any time to and until the Expiry Date, and Special Warrants not exercised by the Expiry Date shall, immediately prior to the Expiry Date, be deemed to have been exercised without any further action on the part of the holder.

Warrant Indenture

The Warrants to be issued upon the exercise of the Special Warrants will be issued pursuant to a share purchase warrant indenture between the Issuer and Pacific Corporate Trust Company dated April 14, 2000 (the "Warrant Indenture"). Among others, the following terms and conditions will apply to the Warrants:

(a)  no fractional Common Shares will be issued;

(b) the Warrants, including the number of Common Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Common Shares, certain distributions of Common Shares, or securities convertible into or exchangeable for Common Shares, or of other securities or assets of the Issuer, certain offerings of rights, warrants or options and certain capital reorganizations;

(c) the holder of Warrants will not constitute such holder a shareholder of the Issuer;

(d) Warrants may be exercised by the holder at any time to and until April 14, 2002, and Warrants not exercised by that date shall be void and have no effect; and

(e) the Warrants include a provision which entitles the holder to exercise the Warrants on a cashless basis. The number of Common Shares issuable upon exercise will be determined by dividing the "in-the-money" value of the Warrants by the market price per Common Share at the time of exercise. The maximum number of Common Shares issuable on a cashless exercise will be the number of Common Shares issuable upon a cash exercise of the Warrants.

Common Shares

The authorized capital of the Issuer consists of 200,000,000 Common Shares. Currently, 35,561,648 Common Shares are issued and outstanding. All of the authorized shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company Act (British Columbia).

The Common Shares issuable upon exercise of the Special Warrants will not, upon their issuance, be subject to any future call or assessments and will not have any pre-emptive rights, conversion rights or redemption rights.

Agents' Warrants

The Agents' Warrants contain provisions that, in the event of:

(a)  the subdivision or consolidation of Common Shares;

(b) any issue or distribution by the Issuer of any securities to its shareholders, including rights, options, or warrants or securities convertible or exchangeable into Common Shares of the Issuer or property or assets; or

(c) any reclassification or capital reorganization (other than as a result of a subdivision or consolidation) or any consolidation, amalgamation or merger of the Issuer or any sale or conveyance to another corporation of the property and assets of the Issuer as an entirety or substantially as an entirety, the number of Common Shares issuable upon exercise of the Agents' Warrants will be adjusted, if necessary, so that the holders will be in the same position, to the extent reasonably possible, as they would have been in had the Agents' Warrants been exercised prior to the occurrence of each such event.

The Agents' Warrants include a provision which entitles the holder to exercise the Agents' Warrants on a cashless basis. The number of Common Shares issuable upon exercise will be determined by dividing the "in-the-money" value of the Agents' Warrants by the market price per Common Share at the time of exercise. The maximum number of Common Shares issuable on a cashless exercise will be the number of Common Shares issuable upon a cash exercise of the Agents' Warrants.

To the extent that the holder of an Agents' Warrant would otherwise be entitled to purchase a fraction of a Common Share, such right may be exercised only in combination with other rights which in the aggregate entitle the holder to purchase a whole number of Common Shares. Holders of Agents' Warrants will be entitled to cash payment in respect of fractional entitlements. No adjustments as to dividends will be made upon any exercise of the Agents' Warrants. Holders of the Agents' Warrants do not have any voting or pre-emptive rights or any other rights as shareholders of the Issuer.

If the Issuer has not obtained Receipts for this Prospectus on or before July 13, 2000, each Agents' Warrant shall be exercisable into 1.1 Common Shares rather than one Common Share.

The Agents' Warrants may be exercised at a price of $1.40 per Common Share by the holder at any time before October 14, 2001, and any Compensation Options not exercised by the Expiry Date shall, immediately prior to the Expiry Date, be deemed to have been exercised into Agents' Warrants without any further action on the part of the holder.

                PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES

The following table sets forth the trading history of the Issuer's Common Shares on the CDNX (or its predecessors) during the periods noted:

================================================================================
Period                                 High (Cdn$)     Low (Cdn$)     Volume (#)
--------------------------------------------------------------------------------
Quarter ended May 31, 1998                  3.15           1.34       24,790,979
--------------------------------------------------------------------------------
Quarter ended August 31, 1998               1.83           0.92        7,483,854
--------------------------------------------------------------------------------
Quarter ended November 30, 1998             1.42           0.87        6,112,534
--------------------------------------------------------------------------------
Quarter ended February 28, 1999             1.39           0.97        2,794,730
--------------------------------------------------------------------------------
Quarter ended May 31, 1999                  1.59           0.89        5,285,336
--------------------------------------------------------------------------------
Quarter ended August 31, 1999               1.73           0.62        5,685,287
--------------------------------------------------------------------------------
Quarter ended November 30, 1999             0.77           0.50        1,163,929
--------------------------------------------------------------------------------
Month ended December 31, 1999               0.59           0.47        1,156,409
--------------------------------------------------------------------------------
Month ended January 31, 2000                1.00           0.50        1,493,218
================================================================================

================================================================================
Period                                 High (Cdn$)     Low (Cdn$)     Volume (#)
--------------------------------------------------------------------------------
Month ended February 29, 2000               1.55           0.47        5,958,977
--------------------------------------------------------------------------------
Month ended March 31, 2000                  2.71           1.35        8,432,682
--------------------------------------------------------------------------------
Month ended April 30, 2000                  1.73           1.08        1,469,000
--------------------------------------------------------------------------------
Month ended May 31, 2000                    1.40           1.11        1,197,460
--------------------------------------------------------------------------------
June 1 to June 15, 2000                     1.37           1.20          511,090
================================================================================

The closing price on June 15, 2000 was $1.20.

                                    PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Issuer has sold the following Common Shares in its capital stock:

================================================================================
Date            Number of        Price per Share     Commission        Net Cash
                  Shares                                               Received
--------------------------------------------------------------------------------
June 5, 2000          357,142        $1.40 (1)           Nil       $  499,999
--------------------------------------------------------------------------------
March 27, 2000        728,564        $0.70               Nil       $  509,995(2)
--------------------------------------------------------------------------------
March 21, 2000          5,000        $0.63               Nil       $    3,150(3)
--------------------------------------------------------------------------------
March 15, 2000         10,000        $1.26               Nil       $   12,600(3)
--------------------------------------------------------------------------------
March 14, 2000         10,000        $1.05               Nil       $   10,500(3)
--------------------------------------------------------------------------------
March 13, 2000         15,000        $1.00               Nil       $   15,000(3)
--------------------------------------------------------------------------------
March 10, 2000          5,000        $0.63               Nil       $    3,150(3)
--------------------------------------------------------------------------------
March 9, 2000           3,000        $0.63               Nil       $    1,890(3)
--------------------------------------------------------------------------------
March 6, 2000          10,000        $1.58               Nil       $   15,800(3)
--------------------------------------------------------------------------------
November 30, 1999   7,285,643        $0.70          $304,496       $4,795,454(4)
--------------------------------------------------------------------------------
June 30, 1999         139,000        $0.90               Nil       $125,100(5)
--------------------------------------------------------------------------------
June 4, 1999            5,000        $1.00               Nil       $5,000(3)
================================================================================

(1) Price per unit of the Issuer, each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share of the Issuer at $1.60 until June 5, 2002.
(2)  Exercise of Agents' Warrants issued on August 11, 1999.
(3)  Stock option exercise.
(4)  Deemed exercise of special warrants issued on August 11, 1999.
(5)  Exercise of share purchase warrants.

                          INVESTOR RELATIONS ARRANGEMENTS

The Issuer's employees are responsible for the preparation of any investor relations package containing the Issuer's corporate profile, management and director profiles, corporate information and product sheet. These individuals will also coordinate communication with shareholders on a continuing basis to keep them advised of the Issuer's plans and activities by providing them with news releases, financial information and annual reports.

Other than as disclosed herein, the Issuer has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Issuer or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future.

                                 LEGAL PROCEEDINGS

To the knowledge of the signatories hereto, the Issuer is not a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of the Issuer.

                                        AUDITOR

The Issuer's auditor is Ernst & Young LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

                            REGISTRAR AND TRANSFER AGENT

The Issuer's registrar and transfer agent is Pacific Corporate Trust Company, located at Suite 830, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

                                   MATERIAL CONTRACTS

The material contracts which the Issuer and/or Rhythm-Search and Atriven are a party to are as follows:

Nociblocker Agreement

Reference is made to disclosure under the heading "Business of the Issuer - Licenses and Collaborative Research Agreements - Nociblocker Agreement" for details of the Nociblocker Agreement.

UBC License Agreement & UBC Research Agreement

Reference is made to disclosure under the heading "Business of the Issuer - Licenses and Collaborative Research Agreements - UBC License Agreement and UBC Research Agreement" for details of the UBC License Agreement and UBC Research Agreement.

CCM Heads of Agreement

Reference is made to disclosure under the heading "Business of the Issuer - Licenses and Collaborative Research Agreements - CCM Heads of Agreement" for details of the CCM Heads of Agreement.

Employment/Consulting Agreements

   *  Consultancy Agreement dated May 6, 1999 between the Issuer and Michael J.
      A. Walker, Chairman of the Board, pursuant to which the Issuer has agreed to pay Dr. Walker a fee of $100 per hour for his services, to a maximum of $5,000 per month.

   * Employment Agreement dated March 19, 1998 between the Issuer and Robert W. Rieder, President and CEO, pursuant to which the Issuer has agreed to pay Mr. Rieder a salary of $200,000 per year.

   *  Employment Agreement dated June 25, 1997 between the Issuer and Gregory N.

      Beatch, Vice-President, Research, pursuant to which the Issuer has agreed to pay Dr. Beatch a salary of $125,000 per year.

   * Employment Agreement dated April 15, 1997 between the Issuer and Sheila M. Grant, Director of Finance and Administration and Secretary, pursuant to which the Issuer has agreed to pay Ms. Grant a salary of $80,000 per year.

Incentive Stock Option Agreements

Reference is made to disclosure under the heading "Capitalization - Options and Other Rights to Purchase Securities", for details of outstanding incentive stock option agreements.

Special Warrant Indenture

Reference is made to disclosure under the heading "Plan of Distribution" for details of the Special Warrant Indenture.

Warrant Indenture

Reference is made to disclosure under the heading "Plan of Distribution" for details of the Warrant Indenture.

Agency Agreement

Reference is made to disclosure under the heading "Plan of Distribution", for details of the Agency Agreement.

The above agreements may be inspected at the office of counsel for the Issuer, Catalyst Corporate Finance Lawyers, at Suite 1100, 1055 West Hastings St., Vancouver, B.C, during normal business hours while the distribution of the Common Shares offered hereunder is in progress and for a period of 30 days thereafter.

                   CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires a Common Share upon the exercise of a Special Warrant as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of the Special Warrant(s), but also of the Private Placement pursuant to which the Special Warrant(s) were initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid on the acquisition of the Special Warrant(s). In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under applicable securities legislation or otherwise at law.

                            PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the province.

The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                                       CONSOLIDATED FINANCIAL STATEMENTS


                                       NORTRAN PHARMACEUTICALS INC.




                                       February 29, 2000

                                          AUDITORS' REPORT





To the Directors of
Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.




Vancouver, Canada,
January 20, 2000 (except as to note 15(b)                  /s/ Ernst & Young LLP
which is as of June 19, 2000).                             Chartered Accountants

                               REVIEW ENGAGEMENT REPORT





To the Directors of
Nortran Pharmaceuticals Inc.

We have reviewed the consolidated balance sheet of Nortran Pharmaceuticals Inc. as at February 29, 2000 and the consolidated statements of loss and deficit and cash flows for the three months ended February 29, 2000 and February 28, 1999. Our review was made in accordance with standards for review engagements generally accepted in Canada and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit and, consequently, we do not express an audit opinion on these consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these consolidated financial statements are not, in all material respects, in accordance with accounting principles generally accepted in Canada.




Vancouver, Canada,
April 26, 2000 (except as to notes 15(b) and (e)           /s/ Ernst & Young LLP
which is as of June 19, 2000).                             Chartered Accountants

Nortran Pharmaceuticals Inc.
Incorporated under the laws of British Columbia

                              CONSOLIDATED BALANCE SHEETS


As at                                            (expressed in Canadian dollars)




                                         February 29,          November 30,
                                             2000          1999            1998
                                               $             $               $
--------------------------------------------------------------------------------
                                         (unaudited)
ASSETS
Current
Cash and cash equivalents                2,383,864     4,209,003      3,919,564
Short-term investments [notes 3 and 6]   3,153,770     2,575,167      1,364,250
Other receivables and prepaid expenses     250,531       258,516        277,260
-------------------------------------------------------------------------------
Total current assets                     5,788,165     7,042,686      5,561,074
-------------------------------------------------------------------------------
Capital assets [note 4]                    439,156       461,576        649,982
Other assets [note 5]                    2,288,544     2,359,468      2,597,630
-------------------------------------------------------------------------------
Total assets                             8,515,865     9,863,730      8,808,686
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued
  liabilities                              476,319       675,542        366,317
Current portion of obligations under
  capital leases [note 11]                  56,391        60,602         73,414
Current portion long-term debt [note 6]     70,699        68,829         62,385
-------------------------------------------------------------------------------
Total current liabilities                  603,409       804,973        502,116
-------------------------------------------------------------------------------
Obligations under capital leases
  [note 11]                                 29,816        41,145         99,554
Long-term debt [note 6]                     31,770        50,161        118,435
--------------------------------------------------------------------------------
Total liabilities                          664,995       896,279        720,105
--------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 7]                  24,239,024    25,282,040     19,951,850
Contributed surplus [note 7]             1,056,266          -              -
Deficit                                (17,444,420)  (16,314,589)   (11,863,269)
--------------------------------------------------------------------------------
Shareholders' equity                     7,850,870     8,967,451      8,088,581
--------------------------------------------------------------------------------
Liabilities and shareholders' equity     8,515,865     9,863,730      8,808,686
--------------------------------------------------------------------------------

Commitments [note 11]

See accompanying notes

On behalf of the Board:

                /s/ Robert W. Rieder               /s/ Allen I. Bain
                Director                           Director

Nortran Pharmaceuticals Inc.


                        CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


                                                 (expressed in Canadian dollars)



                            Three months ended
                        -------------------------
                        February 29,        February 28,               Years ended November 30,
                                                            ------------------------------------------------------
                             2000               1999               1999               1998               1997
                               $                  $                  $                  $                  $
------------------------------------------------------------------------------------------------------------------
                                    (unaudited)
REVENUE
Interest income             77,899              55,996             258,395             320,286             106,187
Grant and other
  revenue [note 8]          93,994             101,134             191,868              45,576              22,260
------------------------------------------------------------------------------------------------------------------
                           171,893             157,130             450,263             365,862             128,447


EXPENSES
Research and development
  [note 9]                 860,256             585,101           3,248,775           3,311,362           1,306,147
General and
  administration
  [note 10]                307,807             194,888             997,890           1,553,337           1,100,747
Amortization               133,661             164,478             654,918             669,582             470,641
------------------------------------------------------------------------------------------------------------------
                         1,301,724             944,467           4,901,583           5,534,281           2,877,535
------------------------------------------------------------------------------------------------------------------
Loss for the period      1,129,831             787,337           4,451,320           5,168,419           2,749,088

Deficit, beginning
  of period             16,314,589          11,863,269          11,863,269           6,694,850           3,945,762
------------------------------------------------------------------------------------------------------------------
Deficit, end of period  17,444,420          12,650,606          16,314,589          11,863,269           6,694,850
------------------------------------------------------------------------------------------------------------------

Basic loss per
  common share                0.03                0.03                0.16                0.19                0.14
------------------------------------------------------------------------------------------------------------------

Weighted average
  number of common
  shares                35,407,992          27,673,299          28,331,730          26,780,674          19,546,048
------------------------------------------------------------------------------------------------------------------

See accompanying notes

Nortran Pharmaceuticals Inc.


                         CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 (expressed in Canadian dollars)




                            Three months ended
                        -------------------------
                        February 29,        February 28,               Years ended November 30,
                                                            -------------------------------------------------------
                             2000               1999               1999               1998               1997
                               $                  $                  $                  $                  $
-------------------------------------------------------------------------------------------------------------------
                                    (unaudited)
OPERATING ACTIVITIES

Loss for the period     (1,129,831)           (787,337)         (4,451,320)         (5,168,419)         (2,749,088)
Add items not
  affecting cash
   Amortization            133,661             164,478             654,918             669,582             470,641
   Loss on disposal of
     capital assets           -                   -                   -                  4,256                -
Changes in non-cash
  working capital
Other receivables and
  prepaid expenses          7,985              129,406              18,744            (127,045)           (101,380)
Accounts payable and
  accrued liabilities    (199,223)            (232,769)            227,062             183,605             (56,520)
-------------------------------------------------------------------------------------------------------------------
Cash used in operating
  activities           (1,187,408)            (726,222)         (3,550,596)         (4,438,021)         (2,436,347)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share
  capital                  13,250                 -              5,412,353           2,410,659           9,623,066
Payment on
  obligations under
  capital leases          (15,540)             (13,714)            (71,221)            (46,776)            (34,033)
Increase in long-term
  debt                       -                    -                   -                200,000                -
Repayment of long-
  term debt               (16,521)             (14,842)            (61,830)            (19,180)               -
-------------------------------------------------------------------------------------------------------------------
Cash provided by
  (used in) financing
  activities              (18,811)             (28,556)          5,279,302           2,544,703           9,589,033
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital
  assets                   (7,221)             (10,562)            (60,190)           (397,059)           (356,673)
Patent costs
  capitalized             (33,096)             (19,215)           (168,160)           (139,208)            (71,698)
Short-term investments   (578,603)           1,164,250          (1,210,917)          5,205,483          (6,569,733)
-------------------------------------------------------------------------------------------------------------------
Cash provided by
  (used in) investing
  activities             (618,920)           1,134,473          (1,439,267)          4,669,216          (6,998,104)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease)
  in cash during the
  period               (1,825,139)             379,695             289,439           2,775,898             154,582
Cash and cash
  equivalents,
  beginning of
  period               4,209,003             3,919,564           3,919,564           1,143,666             989,084
-------------------------------------------------------------------------------------------------------------------
Cash and cash
  equivalents,
  end of period        2,383,864             4,299,259           4,209,003           3,919,564           1,143,666
-------------------------------------------------------------------------------------------------------------------

See accompanying notes

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




1. NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Use of estimates

The preparation of the financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

Consolidation

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Corp. (formerly 3629490 Canada Inc.).

Financial instruments

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, other receivables and prepaid expenses and accounts payable and accrued liabilities the carrying amounts approximate fair value due to their short-term nature. The term loan and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents which comprise commercial papers, bankers' acceptances and term deposits with an average interest rate of 5.0% [November 30, 1999 - 4.5%; November 30, 1998 - 4.8%], are stated at cost, which approximates market value.

Short-term investments

Short-term investments, which comprise mainly commercial papers and term deposits with maturities to June 2001 [November 30, 1999 - June 2001; November 30, 1998 - June 2001] and an average interest rate of 5.14% [November 30, 1999 - 5.02%; November 30, 1998 - 5.06%], are recorded at the lower of cost and market value. The carrying value of these investments approximates their market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over 5 years.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired is ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants.

Research and development revenues and expenses

Funding under collaborative research arrangements is not refundable, and accordingly is recorded as research activities are performed under the terms of the arrangement. Research funding towards current expenses is deducted from the cost of the related expenditure. Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 7[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

Income taxes

The Company uses the deferral method in accounting for income taxes.

Loss per common share

Loss per share has been calculated using the weighted average number of common shares outstanding in each respective period including escrow shares. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

3. CREDIT FACILITY

At February 29, 2000 the Company has available an unused operating lines of credit of $400,000 [November 30, 1999 - $200,000; November 30, 1998 - $200,000]
which are collateralized by cashable certificates with a total value of $400,000 [November 30, 1999 - $200,000; November 30, 1998 - $200,000] which is included in short-term investments.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




4. CAPITAL ASSETS
                                                        Accumulated   Net book
                                             Cost       amortization   value
                                               $              $          $
--------------------------------------------------------------------------------

February 29, 2000
Laboratory equipment                        383,045        194,300      188,745
Computer equipment                          315,964        242,359       73,605
Equipment under capital lease               211,086         83,670      127,416
Office equipment                             76,831         33,496       43,335
Leasehold improvements                        6,884            829        6,055
--------------------------------------------------------------------------------
                                            993,810        554,654      439,156
--------------------------------------------------------------------------------

November 30, 1999
Laboratory equipment                        380,805        184,143      196,662
Computer equipment                          315,964        237,479       78,485
Equipment under capital lease               211,086         73,116      137,970
Office equipment                             71,851         29,791       42,060
Leasehold improvements                        6,884            485        6,399
--------------------------------------------------------------------------------
                                            986,590        525,014      461,576
--------------------------------------------------------------------------------

November 30, 1998
Laboratory equipment                        318,982         87,598      231,384
Computer equipment                          288,819        136,427      152,392
Equipment under capital lease               252,332         52,897      199,435
Office equipment                             66,268         15,992       50,276
Leasehold improvements                      128,920        112,425       16,495
--------------------------------------------------------------------------------
                                          1,055,321        405,339      649,982
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




5. OTHER ASSETS
                                                        Accumulated   Net book
                                             Cost       amortization   value
                                               $              $          $
--------------------------------------------------------------------------------
February 29, 2000
Technology                                3,396,193      1,698,401    1,697,792
License                                     105,208         34,192       71,016
Patents                                     659,406        139,670      519,736
--------------------------------------------------------------------------------
Total                                     4,160,806      1,872,263    2,288,544
--------------------------------------------------------------------------------

November 30, 1999
Technology                                3,396,193      1,613,496    1,782,697
License                                     105,208         31,561       73,647
Patents                                     626,309        123,185      503,124
--------------------------------------------------------------------------------
Total                                     4,127,710      1,768,242    2,359,468
--------------------------------------------------------------------------------

November 30, 1998
Technology                                3,396,193      1,273,877    2,122,316
License                                     105,208         21,041       84,167
Patents                                     458,149         67,002      391,147
--------------------------------------------------------------------------------
Total                                     3,959,550      1,361,920    2,597,630
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




6. LONG-TERM DEBT

                                                February 29,     November 30,
                                                              ------------------
                                                   2000      1999        1998
                                                     $         $           $
--------------------------------------------------------------------------------

Promissory note bearing interest at
10.77% per annum, repayable in blended
monthly instalments of $6,468 per
month commencing August 1, 1998 until
July 1, 2001

                                                  102,469    118,990    180,820

Less: current portion                              70,699     68,829     62,385
--------------------------------------------------------------------------------
                                                   31,770     50,161    118,435
--------------------------------------------------------------------------------

As collateral, the Company has assigned term deposits with a maturity value of $100,000 to the lender.

Interest expense during the period ended February 29, 2000 amounted to $2,882 [February 28, 1999 - $4,562; November 30, 1999 - $15,786; November 30, 1998 -
$6,692; November 30, 1997 - $nil].

Principal amounts of the promissory note repayable over the next three years are as follows:

                                                                          $
--------------------------------------------------------------------------------

2000 (nine months)                                                       52,307
2001                                                                     50,162
--------------------------------------------------------------------------------
                                                                        102,469
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




7. SHARE CAPITAL

a]   Authorized

200,000,000 common shares without par value

b]   Issued

                                                          Number
                                                         of shares    Amount
                                                             #           $
--------------------------------------------------------------------------------

Balance, November 30, 1996                              15,478,503    7,918,125
Issued for cash upon exercise of options                   292,000      221,730
Issued for cash upon exercise of warrants                3,124,096    2,592,891
Issued for cash pursuant to private placements,
  net of issuance costs                                  6,200,000    6,808,445
--------------------------------------------------------------------------------
Balance, November 30, 1997                              25,094,599   17,541,191
Issued for cash upon exercise of options                   658,700      740,259
Issued for cash upon exercise of warrants                1,920,000    1,670,400
--------------------------------------------------------------------------------
Balance, November 30, 1998                              27,673,299   19,951,850
Issued for cash upon exercise of options                     5,000        5,000
Issued for cash upon exercise of warrants                  939,000      845,100
Issued for cash pursuant to private placements,
  net of issuance costs                                  7,285,643    4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                              35,902,942   25,282,040
Cancelled upon expiration of an escrow share agreement  (1,500,000)  (1,056,266)
Issued for cash upon exercise of options                    15,000       13,250
--------------------------------------------------------------------------------
Balance, February 29, 2000                              34,417,942   24,239,024
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




7. SHARE CAPITAL (cont'd.)

c]   Private placements

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for a total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All of these purchase warrants were outstanding as at February 29, 2000 and November 30, 1999.

On November 10, 1997, the Company completed a non-brokered private placement of 2,700,000 units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitled the holder to acquire one common share at $2.00 expiring November 10, 1998, which was subsequently extended to November 10, 1999. All of these warrants expired on November 10, 1999.

On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




7. SHARE CAPITAL (cont'd.)

d]   Share purchase warrants

At February 29, 2000 common share purchase warrants outstanding were as follows:

Number of common shares issuable         Exercise price           Date of expiry
--------------------------------------------------------------------------------
           728,564                             $0.70             August 11, 2001
--------------------------------------------------------------------------------

e]   Stock options

In May 1998, the shareholders approved a stock option plan for which up to four million common shares can be reserved for issuance to directors, officers, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the stock option plan vest over a period beginning immediately to 5 years. At February 29, 2000 the Company has 2,783,000 common shares reserved for issuance under this plan.

At February 29, 2000 stock options to directors, employees and others outstanding were as follows:

         Number of common shares
 under option      currently exercisable       Exercise price   Date of expiry
--------------------------------------------------------------------------------
    58,000               58,000                      $0.63     October 31, 2000
   200,000              160,000                      $0.70     April 10, 2001
   200,000              200,000                      $1.85     April 26, 2001
   190,000              190,000                      $1.00     July 8, 2001
   310,000              310,000                      $1.40     April 2, 2002
    40,000               40,000                      $1.42     April 20, 2002
    90,000               90,000                      $1.25     May 29, 2002
    15,000               15,000                      $0.97     January 18, 2003
   600,000              240,000                      $1.49     March 17, 2003
   270,000              195,000                      $1.58     June 11, 2004
   275,000              205,000                      $1.05     October 15, 2004
    45,000               45,000                      $1.26     January 10, 2005
   100,000               40,000                      $1.10     February 8, 2004
    50,000                 -                         $1.05     February 24, 2005
   100,000               50,000                      $0.61     October 31, 2002
    50,000               50,000                      $0.61     October 31, 2004
    60,000                 -                         $0.61     October 31, 2005
   130,000               15,000                      $1.05     February 13, 2006
--------------------------------------------------------------------------------
 2,783,000            1,903,000
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




7. SHARE CAPITAL (cont'd.)

Stock options for the respective periods and the number of stock options outstanding are summarized as follows:


                                                 Number of      Weighted average
                                               common shares     exercise price
                                                under option            $
--------------------------------------------------------------------------------

Balance, November 30, 1996                          828,000           0.78
Options granted                                   1,230,000           1.32
Options exercised                                  (292,000)          0.76
Options cancelled                                   (70,000)          1.40
--------------------------------------------------------------------------------
Balance, November 30, 1997                        1,696,000           1.15
Options granted                                   1,755,000           1.48
Options exercised                                  (658,700)          1.12
Options cancelled                                  (425,000)          1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                        2,367,300           1.31
Options granted                                     480,000           0.92
Options exercised                                    (5,000)          1.00
Options cancelled                                  (159,300)          1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                        2,683,000           1.25
Options granted                                     130,000           1.05
Options exercised                                   (15,000)          0.88
Options cancelled                                   (15,000)          1.26
--------------------------------------------------------------------------------
Balance, February 29, 2000                        2,783,000           1.24
--------------------------------------------------------------------------------

The weighted average exercise price of the stock options exercisable at February 29, 2000 is $1.24 [November 30, 1999 - $1.25; November 30, 1998 - $1.31].

f]   Escrow shares

The 1,500,000 common shares previously held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




7. SHARE CAPITAL (cont'd.)

g]   Commitment to issue shares

Under the terms of a licensing agreement the Company has agreed to issue 200,000 common shares upon the achievement of certain milestones.


8. GRANT AND OTHER REVENUE


                            Three months ended
                        -------------------------------
                        February 29,        February 28,               Years ended November 30,
                                                            ------------------------------------------------------
                             2000               1999               1999               1998               1997
                               $                  $                  $                  $                  $
------------------------------------------------------------------------------------------------------------------
                                    (unaudited)
OPERATING ACTIVITIES

Grant                       14,500              13,555              45,810               4,234              22,260
Other revenue               79,494              87,579             146,058              41,342                -
------------------------------------------------------------------------------------------------------------------
                            93,994             101,134             191,868              45,576              22,260
------------------------------------------------------------------------------------------------------------------

9. RESEARCH AND DEVELOPMENT

                            Three months ended
                        -------------------------------
                        February 29,        February 28,               Years ended November 30,
                                                            ------------------------------------------------------
                             2000               1999               1999               1998               1997
                               $                  $                  $                  $                  $
------------------------------------------------------------------------------------------------------------------
                                    (unaudited)
OPERATING ACTIVITIES

Consulting and other        88,756             102,647             457,675             539,130             341,839
Lab supplies and
  operating facility       207,615             120,539             626,321             486,310              59,607
Salaries and benefits      314,829             304,448           1,211,697             917,455             356,369
Research and development   249,056             248,335           1,289,899           1,555,892             548,332
agreements
Research funding              -               (190,868)           (366,817)           (187,425)               -
------------------------------------------------------------------------------------------------------------------
                           860,256             585,101           3,248,775           3,311,362           1,306,147
------------------------------------------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




10. GENERAL AND ADMINISTRATION

                            Three months ended
                        --------------------------------
                        February 29,        February 28,               Years ended November 30,
                                                            ------------------------------------------------------
                             2000               1999               1999               1998               1997
                               $                  $                  $                  $                  $
------------------------------------------------------------------------------------------------------------------
                                    (unaudited)
OPERATING ACTIVITIES

Consulting and
  professional fees         47,836              23,954             191,509             687,798             419,308
Office and miscellaneous    92,432              48,184             317,197             309,559             310,585
Salaries and benefits      119,647             103,123             406,796             325,171             256,243
Travel and other            47,892              19,627              82,388             230,809             225,897
Settlement of prior
  years' rent                 -                   -                   -                   -               (111,286)
-------------------------------------------------------------------------------------------------------------------
                           307,807             194,888             997,890           1,553,337           1,100,747
-------------------------------------------------------------------------------------------------------------------


11. COMMITMENTS

Operating leases

The company has entered into a lease agreement for its premises requiring minimum payments in future periods as follows:

                                                                          $
--------------------------------------------------------------------------------

2000 (nine months)                                                      179,000
2001                                                                    241,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        500,000
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




11. COMMITMENTS (cont'd.)

Capital leases

Future minimum payments under capital leases together with the balances of the obligations due under capital leases are as follows:

                                                                          $
--------------------------------------------------------------------------------

2000 (nine months)                                                       49,823
2001                                                                     43,416
--------------------------------------------------------------------------------
Total minimum lease payments                                             93,239
Less: amount representing interest (from 8.5% to 13.5%)                   7,033
--------------------------------------------------------------------------------
                                                                         86,206
Less: current portion of obligations under capital lease                 56,391
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                     29,816
--------------------------------------------------------------------------------

Interest expense during the three months ended February 29, 2000 amounted to $2,301 [February 28, 1999 - $2,804; years ended November 30, 1999 - $11,918;
1998 - $5,771; 1997 - $5,376].

Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures approximately as follows:

                                                                          $
--------------------------------------------------------------------------------

2000 (nine months)                                                      324,500
2001                                                                    153,500
--------------------------------------------------------------------------------
                                                                        478,000
--------------------------------------------------------------------------------

License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. The agreement expires on the expiry date of the last patent relating to certain technology.

Nortran Pharmaceuticals Inc.

                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)





12.   LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

At November 30, 1999, the Company has non-capital losses for income tax purposes which expire as follows:

                                                                          $
--------------------------------------------------------------------------------

2000                                                                    591,000
2001                                                                    178,000
2002                                                                    331,000
2003                                                                    545,000
2004                                                                  1,530,000
2005                                                                  2,830,000
2006                                                                  2,680,000
--------------------------------------------------------------------------------
                                                                      8,685,000
--------------------------------------------------------------------------------

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,392,000 which may be used to reduce future income tax. In addition, the Company has approximately $1,360,000 of unclaimed investment tax credits expiring between 2003 and 2009, which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




13. RELATED PARTY TRANSACTIONS

                            Three months ended
                        -------------------------------
                        February 29,        February 28,               Years ended November 30,
                                                            ------------------------------------------------------
                             2000               1999               1999               1998               1997
                               $                  $                  $                  $                  $
------------------------------------------------------------------------------------------------------------------
                                    (unaudited)
OPERATING ACTIVITIES

Paid to companies with
  a common director for:
  - contract research
    services                 3,922              77,880             163,954              48,041                -
  - administrative
    consulting services       -                   -                  6,500                -                   -
Paid to directors for:
  - research consulting
    services                27,072                -                 37,761                -                   -
  - administrative
    consulting services      2,000                -                  3,500                -                   -
Paid to a partnership
  where a director is
  a partner for
  administrative consulting
  services                    -                   -                   -                   -                 21,000
Accounts payable to
  directors and/or
  companies with a
  common director            9,646              33,175              40,690                -                   -
------------------------------------------------------------------------------------------------------------------

All transactions are recorded at their exchange amounts.


14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the three months ended February 29, 2000 in addition to the research funding as detailed in note 9 which is derived from one entity in Switzerland, 54.6% and 45.4% of other revenue was earned from two entities in Sweden and Germany [February 28, 1999 - 74.4% and 25.6% from two entities in Switzerland and Sweden; year ended November 30, 1999 - 84.6% and 15.4% from two entities in Switzerland and Sweden; year ended November 30, 1998 - 100% from one entity in Switzerland].

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




15. SUBSEQUENT EVENTS

The following events occurred subsequent to February 29, 2000:

[a] The Company completed a private placement of 5,549,200 Special Warrants at a price of $1.40 per Special Warrant for gross proceeds of $7.8 million before deducting the agent's commission of 7% and additional estimated expenses of $200,058. Each Special Warrant is exchangeable into one common share of the Company and 0.5 warrants to purchase common shares, without additional payment. Each whole warrant entitles the holder to acquire one common share at $1.60 per share for a period up to April 14, 2002. Holders of the warrants may exercise their warrants by way of a "cashless" exercise whereby they may elect to satisfy their obligation to pay the cash exercise price to the Company by accepting a lesser number of common shares. The agent was also granted compensation options exercisable for no additional consideration into warrants ("Agent's warrants") to purchase 554,920 common shares at $1.40 per share for a period up to October 14, 2001.

     The proceeds from the financing will be held in escrow until the earlier to occur of receipts being issued by the applicable Securities Commission for the Company's prospectus qualifying the distribution of common shares upon the exercise of the Special Warrants and August 3, 2000. If the Company does not obtain receipts for its prospectus by July 13, 2000, then the holder of the Special Warrants will be entitled to have their Special Warrants repurchased by the Company at the issue price plus interest earned thereon, or alternatively, to retain their Special Warrants and receive 1.1 common shares upon exercise. In addition, the agent will be entitled to acquire 1.1 common shares for each Agent warrant held.

[b] On June 19, 2000, the Company filed a prospectus for the purpose of qualifying the distribution of common shares upon the exercise of 5,549,200 previously issued Special Warrants and 554,920 Agent's warrants in British Columbia with only 277,460 in Ontario, upon the exercise of compensation options.

[c] The Company issued 58,000 common shares at an average price of $1.07 per share, upon exercise of stock options with various expiry dates ranging from October 31, 2000 to January 10, 2005. In addition, the Company granted 55,000 options to acquire common shares at an exercise price of $1.81 per share expiring March 29, 2005.

[d] The Company issued 728,564 common shares at $0.70 each upon exercise of share purchase warrants with an expiry date of August 11, 2001.

Nortran Pharmaceuticals Inc.


                                NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at February 29, 2000 and for
the three months ended February 29, 2000 and
February 28, 1999 are unaudited                  (expressed in Canadian dollars)




15. SUBSEQUENT EVENTS (cont'd.)

[e] The Company issued by way of private placement, 357,142 units at a price of $1.40 per unit for gross proceeds of $499,999. Each unit comprised one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire to acquire one common share at $1.40 for a period of two years.

                             CERTIFICATE OF THE ISSUER


Dated:   June 19, 2000


The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part XV of the Securities Act (Ontario) and by Part 3 of the Securities Act (Yukon) and the respective rules and regulations thereunder.


/s/ Robert W. Rieder                        /s/ Michael J. A. Walker
------------------------------------        ------------------------------------
ROBERT W. RIEDER                            MICHAEL J. A. WALKER
President and Chief Executive Officer       Chairman of the Board as
                                            Chief Financial Officer




                         ON BEHALF OF THE BOARD OF DIRECTORS


/s/ Colin Roger Mallet                      /s/ Darrell Elliott
------------------------------------        ------------------------------------
COLIN ROGER MALLET                          DARRELL ELLIOTT
Director                                    Director

                               CERTIFICATE OF THE AGENTS


Dated:   June 19, 2000


To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered or referred to in this Prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by
Part XV of the Securities Act (Ontario) and by Part 3 of the Securities Act (Yukon) and the respective rules and regulations thereunder.


DLOUHY INVESTMENTS INC.                     GOEPEL MCDERMID INC.


Per: /s/ Peter Dlouhy                       Per: /s/ Patrick J. Wolfe
------------------------------------        ------------------------------------
Peter Dlouhy                                Patrick J. Wolfe
Vice President                              Vice President and Director


HSBC SECURITIES (CANADA) INC.


Per: /s/ John Philp
------------------------------------
John Philp
Senior Vice President and Director


The following includes the names of every person or company having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:

DLOUHY INVESTMENTS INC.:  Dominik Dlouhy.

GOEPEL MCDERMID INC.: owned by K.A. Shields, D.E. Roberts, R.E.T. Goepel, N. Dargan, K.N. Aune, G.M. Medland, I.S. Brown, J.B. van Koll, M. Hagerman, R.L. Sakkal and T.A. Raidl.

HSBC Securities (Canada) Inc.: a wholly-owned subsidiary of a Canadian chartered bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                          NORTRAN PHARMACEUTICALS INC.
                                          ----------------------------
                                                 (REGISTRANT)


Date: June 26, 2000


                                          /s/ Sheila Grant
                                          ----------------------------
                                                          Sheila Grant
                                                             Secretary